File No. ________


                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                      FORM U-1 APPLICATION/DECLARATION

                                    UNDER

               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


   NiSource Inc.                      CEG Acquisition Corp.
   801 East 86th Avenue               801 East 86th Avenue
   Merrillville, Indiana  46410-6272  Merrillville, Indiana 46410-6272


                   (Name of company filing this statement
                 and address of principal executive offices)

                                    None

                  (Name of top registered holding company)

                               Mark T. Maassel
              Vice President, Regulatory & Governmental Policy
                                NiSource Inc.
                            801 East 86th Avenue
                      Merrillville, Indiana  46410-6272

                 (Names and addresses of agents for service)


   The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

   Peter V. Fazio, Jr., Esq.          Steven R. Loeshelle, Esq.
   Schiff Hardin & Waite              Dewey Ballantine LLP
   6600 Sears Tower                   1301 Avenue of the Americas
   Chicago, IL  60606-6473            New York, New York  10019-6092





                              TABLE OF CONTENTS



   ITEM 1.   DESCRIPTION OF TRANSACTION  . . . . . . . . . . . . . . .  1

   A.   INTRODUCTION AND OVERVIEW OF THE TRANSACTION . . . . . . . . .  1

        1.   Background  . . . . . . . . . . . . . . . . . . . . . . .  3
        2.   Terms . . . . . . . . . . . . . . . . . . . . . . . . . .  3
        3.   Financing of the Offer and Transaction  . . . . . . . . .  5
        4.   Resulting Management  . . . . . . . . . . . . . . . . . .  7
        5.   Benefit Plans . . . . . . . . . . . . . . . . . . . . . .  7

   B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION  . . . . . . . .  7

        1.   General Description . . . . . . . . . . . . . . . . . . .  7
             a.   NiSource and its Subsidiaries  . . . . . . . . . . .  7
             b.   Columbia and its Subsidiaries  . . . . . . . . . . . 14
        2.   Description of Utility Facilities . . . . . . . . . . . . 19
             a.   NiSource . . . . . . . . . . . . . . . . . . . . . . 19
                  i.   Natural Gas Utilities . . . . . . . . . . . . . 19
                  ii.  Electric Utility  . . . . . . . . . . . . . . . 21
             b.   Columbia . . . . . . . . . . . . . . . . . . . . . . 22
                  i.   Natural Gas Utilities . . . . . . . . . . . . . 22

   ITEM 2.   FEES, COMMISSIONS AND EXPENSES  . . . . . . . . . . . . . 24

   ITEM 3.   APPLICABLE STATUTORY PROVISIONS . . . . . . . . . . . . . 24

   A.   LEGAL ANALYSIS . . . . . . . . . . . . . . . . . . . . . . . . 25

        1.   Section 9(a)(2) . . . . . . . . . . . . . . . . . . . . . 25
        2.   Section 10(b) . . . . . . . . . . . . . . . . . . . . . . 26
             a.   Section 10(b)(1) . . . . . . . . . . . . . . . . . . 26
                  i.   Interlocking Relationships  . . . . . . . . . . 26
                  ii.  Concentration of Control  . . . . . . . . . . . 27
             b.   Section 10(b)(2)   Fairness of Consideration . . . . 30
             c.   Section 10(b)(2)   Reasonableness of Fees  . . . . . 31
             d.   Section 10(b)(3)   Capital Structure . . . . . . . . 31

        3.   Section 10(c) . . . . . . . . . . . . . . . . . . . . . . 32
             a.   Section 10(c)(1) . . . . . . . . . . . . . . . . . . 33
                  i.   Retention of Electric Operations  . . . . . . . 34
                  ii.  Non-Utility Businesses  . . . . . . . . . . . . 37
             b.   Section 10(c)(2) . . . . . . . . . . . . . . . . . . 46
                  i.   Efficiencies and Economies  . . . . . . . . . . 46
                  ii.  Integrated Gas Utility System . . . . . . . . . 48

        4.   Section 10(f)   State Laws and Section 11 . . . . . . . . 55

   B.   INTRA-SYSTEM PROVISION OF SERVICES . . . . . . . . . . . . . . 56

   ITEM 4.   REGULATORY APPROVALS  . . . . . . . . . . . . . . . . . . 59





   ITEM 5.   PROCEDURE . . . . . . . . . . . . . . . . . . . . . . . . 59

   ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS . . . . . . . . . . . . 59

   A.   EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . . . 59

   B.   FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . 63

   ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS . . . . . . . . . 63





   ITEM 1.   DESCRIPTION OF TRANSACTION
             --------------------------

   A.   INTRODUCTION AND OVERVIEW OF THE TRANSACTION
        --------------------------------------------

             CEG Acquisition Corp. ("Acquisition Corp."), a Delaware corporation and a wholly-owned subsidiary of NiSource Inc., an Indiana corporation whose principal executive offices are located at 801 East 86th Avenue, Merrillville, Indiana 46410 ("NiSource"), and NiSource herein request authority pursuant to the applicable standards of the Public Utility Holding Company Act of 1935, as amended, 15 U.S.C.
   Section 79a, ET SEQ. ("Act"), to acquire all of the outstanding common stock of Columbia Energy Group ("Columbia"), par value $.01 per share, and, to the extent required under the Act, for the related transactions herein described. Subsequent to the consummation of the acquisition, Acquisition Corp. would consummate a merger with Columbia pursuant to the Delaware General Corporation Law ("DGCL"). The acquisition by Acquisition Corp. of the stock of Columbia and the subsequent merger of these companies is referred to herein as the "Transaction." Columbia, a Delaware corporation, is a registered holding company under the Act. NiSource, currently an exempt holding company pursuant to Section 3(a)(1) of the Act, owns all of the issued and outstanding common stock of three public utility subsidiary companies that provide electric and retail natural gas service within the state of Indiana and two public utility subsidiary companies that provide retail natural gas service in the states of Maine, Massachusetts and New Hampshire.

             On June 25, 1999, Acquisition Corp. commenced a tender offer pursuant to the Securities Exchange Act of 1934, as amended, 15 U.S.C.
   Section 78, ET SEQ. ("1934 Act"), to purchase all of the outstanding shares of common stock of Columbia, at $68 per share, in cash, on the terms and subject to the conditions set forth in Acquisition Corp.'s Offer to Purchase and Related Letter of Transmittal ("Offer"). The purpose of the Offer and the Transaction is to enable NiSource to acquire control of, and the entire equity interest in, Columbia. The terms of the Offer comply with the provisions of Rule 51. The Offer is conditioned on, among other things, approval under the Act. No fees are payable with respect to the Offer; no indemnity is provided for market or investment risk; no transfers of tendered shares will be made by Acquisition Corp.; and tendered shares may be withdrawn under the circumstances contemplated by Rule 51. Upon acquisition of the shares of Columbia common stock, and after necessary approvals under the Act, NiSource and Acquisition Corp. will each register as a holding company pursuant to Section 5 of the Act.

             Pursuant to Sections 9(a)(2) and 10 of the Act, NiSource and Acquisition Corp. hereby request authorization and approval of the Securities and Exchange Commission ("Commission") (i) to acquire, pursuant to the Offer and the Transaction as described herein, all of the issued and outstanding common stock of Columbia, and indirectly, all of the outstanding voting securities of the direct and indirect subsidiaries of Columbia and (ii) for the subsequent merger of





   Acquisition Corp. and Columbia.  Approval is also requested under
   Section 13 of the Act and the rules promulgated thereunder for the provision of services to the resulting direct or indirect subsidiaries of NiSource by a service company subsidiary of NiSource.

             NiSource has sought to negotiate a merger transaction with Columbia. To date, Columbia has refused to enter into negotiations with NiSource. NiSource intends to continue to seek to negotiate with Columbia with respect to the consummation of a consensual merger transaction. If such negotiations occur and result in a definitive merger agreement between Columbia and NiSource, certain material terms of the Offer may change. Such negotiations could result in, among other things, termination of the Offer and submission of a different acquisition proposal to Columbia's stockholders for approval. Accordingly, the terms and details of the Transaction will depend on a variety of factors, legal requirements, the actions of Columbia's board of directors and whether the conditions stated in the Offer are satisfied in whole or in part. Although certain representations made and approvals sought in this Application/Declaration may change if a negotiated merger is reached with Columbia, NiSource is making the filing at this time pursuant to the requirement of Rule 51 that the application for approval of the Transaction contemplated by the Offer be filed as soon as practicable. In the absence of a cooperative relationship with Columbia, NiSource will require additional time to obtain and reflect in the Application/Declaration certain of the information relevant to the Transaction. In addition, as noted, NiSource will continue to seek to negotiate with Columbia with respect to its proposed combination of the companies. Such negotiations may change the terms of the proposed combination, and expedite the availability of information to NiSource. Under these circumstances, NiSource expects to amend this Application/Declaration with additional relevant information as it is compiled by, or becomes available to, NiSource.

             The Transaction will produce benefits to the public, investors and consumers and will satisfy all of the applicable standards of the Act. NiSource and Acquisition Corp. believe that the Transaction will provide important strategic and financial benefits to NiSource's shareholders and Columbia's shareholders, as well as to their respective employees and customers and the communities in which they provide public utility service. Among other things, NiSource believes that the Transaction will provide benefits in the form of an enhanced ability to take advantage of future strategic opportunities in the increasingly competitive and rapidly evolving markets for energy and energy services in the United States. Further, as explained more fully in ITEM 3 -- APPLICABLE STATUTORY PROVISIONS, NiSource believes that, following the Transaction, the combined companies will be better positioned to take advantage of operating economies and efficiencies through, among other measures, joint management and optimization of their respective portfolios of gas supply, transportation and storage assets. The combination of Columbia's gas utilities with NiSource's electric utility operations will enhance the competitive position of Columbia's gas utilities as the competition among various sectors of the utility/energy business continues to accelerate.

             Assuming a Transaction priced at $68 per share of common stock of Columbia, NiSource Capital Markets Inc. ("Capital Markets"), a wholly-owned subsidiary of NiSource, will issue notes due 364 days after issuance in the approximate amount of, but not to exceed, $6 billion ("Tender Notes") to a consortium of banks in order to obtain funds necessary for the acquisition of the stock of Columbia pursuant to the Offer. These notes will be refinanced with longer-term financing that will include the issuance of equity. Prior to completion of the Transaction, NiSource will file one or more additional Application/Declarations under the Act with respect to the ongoing financing activities, non-utility businesses, other investments of, and other matters pertaining to, the combined company after giving effect to the Transaction and the registration of NiSource and Acquisition Corp. as holding companies. Among the transactions included in such filings will be NiSource's issuance of common stock and other securities to refinance the Tender Notes.

        1.   Background

             In the ordinary course of its business, NiSource engages in the ongoing evaluation of strategic alternatives, including the consideration of potential candidates for acquisitions and strategic transactions. NiSource identified Columbia as a potential acquisition that would create significant strategic benefits and opportunities for profitable growth in view of the regulatory and technological changes in the natural gas industry and the increasingly competitive marketplace for energy and energy services. In discussions and correspondence between November 1998 and early June 1999, NiSource attempted to pursue a possible business combination with Columbia on a friendly basis. On June 7, 1999, NiSource publicly announced its offer to acquire all of the outstanding common stock of Columbia for $68 per share, in cash. On June 10, 1999, Columbia rejected NiSource's offer. On June 25, 1999, Acquisition Corp. commenced the Offer. The Offer initially expired on August 6, 1999. At that time, Columbia shareholders tendered 49,638,497 shares of stock pursuant to the Offer which represents over 60% of Columbia's outstanding common shares. Due to the Offer's initial success, NiSource extended the Offer until midnight October 15, 1999.

        2.   Terms

             Upon consummation of the Offer, NiSource will acquire control of, and a controlling interest in, Columbia. NiSource currently intends, as soon as practicable following consummation of the Offer, to propose and seek to have Columbia consummate a merger with Acquisition Corp. The purpose of the merger under these circumstances would be to acquire all shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the merger, each then outstanding share (other than shares owned by Acquisition Corp., shares held in the treasury of Columbia and shares owned by stockholders who perfect available dissenters' rights under the DGCL) would be converted into the right to receive an amount in cash equal to the price per share paid in the Offer.

             In the event that Acquisition Corp. acquires shares which constitute at least 90% of the outstanding shares of Columbia's common stock, it will consummate a "short-form" merger pursuant to Section 253 of the DGCL. Section 253 of the DGCL provides that if Acquisition Corp. owns at least 90% of the outstanding shares, Acquisition Corp. may merge with Columbia without approval or any other action on the part of the board of directors or the stockholders of Columbia.

             One of the conditions of the Offer is there being validly tendered and not properly withdrawn shares of common stock of Columbia which, together with any shares owned by NiSource and its subsidiaries, represent at least 51% of the voting power of Columbia ("Minimum Condition"). If Acquisition Corp. purchases enough shares to satisfy this condition, but does not purchase a sufficient number of shares to effect a "short-form" merger, Acquisition Corp. would seek to effect a merger with Columbia pursuant to Section 251 of the DGCL. Under Columbia's certificate of incorporation and the DGCL, approval of Columbia's board of directors and a vote of at least a majority of the outstanding shares entitled to vote thereon would be required to approve such a merger. If the Minimum Condition is satisfied, Acquisition Corp. would have a sufficient number of votes to effect the stockholder approval of a merger pursuant to Section 251 of the DGCL, which approval could be effected by a vote at a meeting of stockholders. Approval of such a merger would nonetheless also require the approval of Columbia's board of directors.

             Columbia shareholders do not have appraisal rights as a result of the Offer. However, if the merger is consummated, shareholders of Columbia at the time of the merger who do not vote in favor of the merger will have the right under the DGCL to dissent and demand appraisal of, and receive payment in cash of the fair value of, their shares outstanding immediately prior to the effective date of the merger in accordance with Section 262 of the DGCL.

             The agreements and documents to accomplish this merger of Acquisition Corp. and Columbia will be filed, by amendment, as exhibits hereto.

             The Offer is subject to certain conditions in addition to the Minimum Condition. One condition is that the restriction on certain business combinations contained in Section 203 of the DGCL not apply to NiSource or Acquisition Corp. in connection with the Transaction. This restriction, which could delay the Transaction for a significant period of time, may be avoided if prior to the acceptance for payment of shares of Columbia common stock pursuant to the Offer (i) at least 85% of the outstanding voting stock of Columbia

   (other than shares held by directors who are also officers and certain employee stock plans of Columbia) are acquired by Acquisition Corp. or
   (ii) the board of directors of Columbia approves the Transaction. The terms of the Offer and the conditions applicable thereto (including the foregoing) are described in Exhibit 11.A.1 to Acquisition Corp.'s
   Schedule 14D-1, which is attached hereto as Exhibit C-1.  See also
   ITEM 3, SECTION A.2.b for a description of the consideration offered in connection with this Transaction.

             Consummation of the Offer and the Transaction is also subject to various regulatory approvals, including approval of the Commission under the Act. SEE ITEM 4 -- REGULATORY APPROVALS and
   Exhibit 11.A.1 of Acquisition Corp.'s Schedule 14D-1 which is attached hereto as Exhibit C-1.

             Upon consummation of the Transaction, NiSource would own an integrated gas utility system comprised of its existing gas distribution utilities in Indiana, Massachusetts, Maine and New Hampshire and, through its ownership of Acquisition Corp., Columbia's gas distribution utilities in Ohio, Pennsylvania, Maryland, Kentucky and Virginia. In addition, NiSource would continue to own its existing integrated electric utility system in Indiana. Accordingly, NiSource and Acquisition Corp. would each register as a holding company pursuant to Section 5 of the Act. Further, NiSource would continue to own its interest in its existing non-utility businesses, as described herein, and, through Acquisition Corp., Columbia's existing non-utility businesses.

        3.   Financing of the Offer and Transaction

             Assuming a Transaction priced at $68 per share of common stock of Columbia, NiSource estimates that approximately $6 billion will be required to acquire the outstanding shares of Columbia pursuant to the Offer and to pay related fees and expenses. Acquisition Corp. will obtain the funds required to consummate the Offer and Transaction through advances made by Capital Markets.

             NiSource has accepted a commitment letter ("Commitment Letter") from Credit Suisse First Boston Corporation ("Credit Suisse First Boston") and Barclays Bank PLC ("Barclays" and together with Credit Suisse First Boston, the "Underwriters"), pursuant to which, subject to specified conditions, the Underwriters agree to provide Capital Markets a 364-day revolving credit facility from the date of the Commitment Letter in the amount of $6 billion, with an option to convert outstanding loans at the expiration of such period into term loans maturing 364 days thereafter ("Facility") to finance the Offer and the Transaction. A portion of the Facility may be provided by a syndicate of banks and other financial institutions arranged by the Underwriters. Credit Suisse First Boston will act as administrative agent for the Facility, Barclays will serve as documentation agent for the Facility, and Credit Suisse First Boston and Barclays will act as lead arrangers and co-syndication agents. The Facility will be entitled to the benefits of the Support Agreement (defined below) between NiSource and Capital Markets pursuant to which NiSource has agreed (i) to cause Capital Markets to maintain at all times a positive net worth and (ii) to provide Capital Markets with the funds necessary to make debt service payments with respect to the Facility.

             The proceeds of the Facility are to be used to finance the Offer and the Transaction, to refinance existing indebtedness and to pay related fees and expenses. The proceeds of the Facility also are permitted to be used to support a commercial paper program used for these purposes.

             Upon the issuance by NiSource or any of its subsidiaries of any debt or equity (in each case subject to exceptions to be agreed upon), the Facility will be reduced by an amount equal to the net cash proceeds of such debt or equity financing. Loans under the Facility ("Loans") must be repaid on the date of any such reduction to the extent the amount of outstanding Loans exceeds the amount of the Facility as so reduced.

             The Loans will bear interest, at Capital Markets' option, at specified spreads above LIBOR (adjusted for reserves) or Credit Suisse First Boston's Base Rate or at a negotiated competitive bid rate. Loans bearing interest based upon LIBOR will be for interest periods of one, two, three or six months. All interest will be paid at the end of the applicable interest period or quarterly, whichever is earlier. In addition, a utilization fee will be payable at a specified per annum rate on the outstanding principal amount at any time more than 25% of the commitment has been borrowed, and a facility fee will be payable at a specified per annum rate on the entire amount of the Facility, whether or not utilized.

             The Underwriters' commitments to provide the Facility may by terminated in the event of certain customary events. The conditions precedent to the initial borrowing under the Facility include: (a) execution and delivery of satisfactory loan documentation, (b) receipt by Capital Markets of senior unsecured short-term debt ratings from Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Services ("S&P") of at least A2 and P2, respectively, and senior unsecured long-term debt ratings from Moody's and S&P of a least Baa2 and BBB, respectively, (c) the Underwriters' reasonable satisfaction with the terms and conditions of the Offer and the Transaction, (d) the satisfaction of the conditions to the consummation of the Offer and the Transaction and (e) receipt of all necessary consents and approvals to consummate the Transaction and the related transactions.

             The definitive documentation relating to the Facility also will contain representations, warranties, covenants, events of default and conditions customary for transactions of this type, including a covenant to consummate the merger of Columbia and Acquisition Corp. within 180 days of the consummation of the Offer. In addition, the

   Facility will contain financial covenants requiring maintenance of a minimum interest coverage ratio and a maximum leverage ratio.

             NiSource will be required to pay underwriting and upfront fees to the Underwriters and syndication fees to the lenders in connection with the Facility. Capital Markets will be required to pay certain expenses of, and provide customary indemnities to, the Underwriters and (under certain circumstances) the other lenders under the Facility.

             Underwriting and upfront fees to be paid in connection with the Facility will be specified by amendment to this Application/Declaration. The credit agreement and related documentation for the Facility will be filed, by amendment, as Exhibit B-3 hereto.

             The Facility represents short-term bridge financing for the acquisition of Columbia. The combined cash flow of NiSource and Columbia is expected to be adequate to service the interest requirements of the Facility without adverse effect on the current earnings levels of NiSource common stock. NiSource anticipates that the Facility will be repaid with internally generated funds, including those generated by Columbia and its subsidiaries, and from the proceeds of the issuance by NiSource of additional equity and other securities. At this time, no specific plans or arrangements have been made for such future issuance of securities; however, the issuance of such securities will be in such proportion as to result in a capital structure for NiSource comparable to other registered holding companies. Prior to the consummation of the Transaction, NiSource will file a separate Application/Declaration under the Act with respect to the issuance of equity and other securities for the purposes of refinancing the Facility and with respect to its proposed financing activities after giving effect to the Transaction.

        4.   Resulting Management

             The successful completion of the Transaction as currently proposed would not affect the management of NiSource. The management of Acquisition Corp. would be substantially identical with that of NiSource. To the extent, however, that a negotiated merger transaction occurs, the management and boards of directors of NiSource and Acquisition Corp. would be expected to include some of the individuals currently serving those functions with Columbia. The Application/Declaration will be amended to provide further detail as to the board of directors and management of NiSource and Acquisition Corp.

        5.   Benefit Plans

             Information regarding the effect of the Transaction on the employee benefit and shareholder benefit plans of NiSource and Columbia will be provided by amendment.

   B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION
        ---------------------------------------------

        1.   General Description

             a.   NiSource and its Subsidiaries

             NiSource, formerly NIPSCO Industries, Inc.,1 an Indiana corporation, was incorporated in 1987 to serve as the holding company for Northern Indiana Public Service Company ("Northern Indiana") and various non-utility subsidiaries. NiSource has since acquired four additional public-utility subsidiaries, Kokomo Gas and Fuel Company ("Kokomo Gas"),2 Northern Indiana Fuel and Light Company, Inc. ("NIFL"),3 Bay State Gas Company ("Bay State")4 and Northern Utilities, Inc. ("Northern"). NiSource has also acquired various non-utility subsidiaries. NiSource is currently an exempt holding company pursuant to an order under Section 3(a)(1) of the Act.5

             Northern Indiana, NiSource's largest and dominant subsidiary, is a combination gas and electric utility company which operates in 30 counties in the northern part of Indiana, serving an area of about 12,000 square miles with a population of approximately 2,200,000. Northern Indiana distributes gas to approximately 673,300 residential, commercial and industrial customers and generates, purchases, transmits and sells electricity to approximately 421,000 retail and wholesale electric customers. Kokomo Gas supplies natural gas to approximately 34,200 retail customers in a six-county area of north central Indiana having a population of approximately 100,000. The Kokomo Gas service territory is contiguous to Northern Indiana's gas service territory. NIFL supplies natural gas to approximately 34,800 retail customers in five counties in the northeast corner of


   1     On April 14, 1999, NiSource announced that its shareholders approved changing its name from NIPSCO Industries, Inc. to NiSource
   Inc.

   2     The Commission authorized NiSource to acquire all of the issued and outstanding common stock of Kokomo Gas in 1992. SEE NIPSCO INDUS., INC., HCAR No. 25470 (Feb. 5, 1992).

   3     The Commission authorized NiSource to acquire all of the issued and outstanding common stock of NIFL in 1993. SEE NIPSCO INDUS., INC., HCAR No. 25766 (Mar. 25, 1993).

   4     The Commission authorized NiSource to acquire all of the issued and outstanding common stock of Bay State in February 1999. Northern is a wholly-owned subsidiary of Bay State. SEE NIPSCO INDUS., INC., HCAR No. 26975 (Feb. 10, 1999).

   5     SEE NIPSCO INDUS., INC., HCAR No. 26975, 1999 SEC LEXIS 289 at
   *60 (Feb. 10, 1999).

   Indiana having a population of approximately 66,700. The NIFL service territory is also contiguous to Northern Indiana's gas service territory and overlaps Northern Indiana's electric service territory. Northern Indiana has initiated a multi-phase customer choice program to allow residential and commercial customers the right to choose alternative gas suppliers. The three Indiana operating utility subsidiaries of NiSource are subject to regulation by the Indiana Utility Regulatory Commission ("IURC") as to rates, service and other matters.

             Bay State provides gas service to approximately 266,570 residential, commercial and industrial customers in three separate areas of Massachusetts covering approximately 1,344 square miles and having a combined population of approximately 1,340,000. These include the greater Springfield area in western Massachusetts, an area southwest of Boston that includes the cities of Attleboro, Brockton and Taunton, and an area north of Boston extending to the New Hampshire border that includes the city of Lawrence. Bay State initiated a multi-phase customer choice program to allow residential and commercial customers the right to choose alternative gas suppliers. In November 1998, the Massachusetts Department of Telecommunications and Energy ("MDTE") issued a generic order implementing statewide customer choice for gas customers. Bay State is complying with this order. Bay State is subject to regulation by MDTE as to rates, service and other matters.

             Northern provides gas service to approximately 46,460 residential, commercial and industrial customers in an area of approximately 808 square miles in New Hampshire and Maine having a population of approximately 450,000. Northern's service area extends north from the Massachusetts-New Hampshire border to the Portland/Lewiston area in Maine. Northern is subject to regulation by the New Hampshire Public Utilities Commission and the Maine Public Utilities Commission as to rates, service and other matters. At this time, Northern remains an indirect subsidiary of NiSource, through Bay State, pending consummation of the Transaction and registration by NiSource, and will continue to be an indirect subsidiary of NiSource after the merger with Columbia.

             For the twelve months ended June 30, 1999, the gas and electric public utility subsidiaries of NiSource reported segment profit of $237.8 million ($47.0 million gas and $190.8 million electric) on combined operating gas and electric utility revenues of approximately $2.73 billion. Results for this period included five months of combined operations with Bay State. Gas sales (including transportation service) accounted for approximately 53% and electric sales accounted for approximately 47% of NiSource's gross utility revenues. Consolidated assets of NiSource and its subsidiaries as of June 30, 1999, were approximately $6.4 billion, consisting of $4.1 billion in net gas and electric utility plant ($1.8 gas and $2.3 electric) and associated facilities and $2.3 billion in net non-utility plant and other non-utility assets.

             NiSource owns all of the outstanding common stock of NiSource Pipeline Group, Inc. ("NPG"). NPG consists of Crossroads Pipeline Company ("Crossroads"), Granite State Gas Transmission, Inc. ("Granite State") and PNGTS Holding Corp. ("PNGTS Holding"). Crossroads is a non-utility natural gas transportation company that was certificated by the Federal Energy Regulatory Commission ("FERC") in April 1995 to operate as an interstate pipeline.6 Crossroads owns and operates a 201-mile, 20-inch diameter pipeline that extends from Schererville, Indiana, in the northwestern corner of Indiana, to Cygnet, Ohio, which is located in northwestern Ohio. Crossroads receives gas from Natural Gas Pipeline Company of America ("NGPL"), Trunkline Gas Company ("Trunkline") and Panhandle Eastern Pipeline Company ("Panhandle Eastern"). Crossroads delivers gas to Northern Indiana, Ohio Gas Pipe Line Corporation, NIFL and Columbia Gas Transmission Corporation ("Columbia Transmission"). Crossroads is proposing a 25-mile, 30-inch diameter pipeline from a point on its system near Griffith, Indiana to form an interconnection with Northern Border Pipeline Co., ("Northern Border") and NGPL. These extensions would form a link in a chain of interstate pipeline projects that are designed to transport natural gas from the Chicago area market to eastern markets served by Columbia Transmission and Transcontinental Gas Pipe Line Corp. ("Transco").

             Granite State owns and operates a 105-mile, 6 to 12-inch diameter interstate pipeline that extends from Haverhill, Massachusetts, where it interconnects with the facilities of Tennessee Gas Pipeline Company ("Tennessee Gas"), in a northeasterly direction to a point near Westbrook, Maine where it interconnects with Portland Natural Gas Transmission System ("PNGTS"), a partnership venture owning a 292-mile, 24 to 30-inch diameter, natural gas transmission line in northern New England that forms the northern link between western Canadian gas supplies and the New England market.7 Granite State delivers gas to Bay State and Northern. PNGTS Holding, together with Granite State, holds a 19% interest in PNGTS. PNGTS interconnects with the Tennessee Gas pipeline facilities near Dracut, Massachusetts and with Granite State at locations in Maine and New Hampshire. PNGTS also jointly owns with Maritimes and Northeast Pipeline, L.L.C. pipeline facilities extending from Dracut, Massachusetts to Portland, Maine.

             EnergyUSA, Inc. ("EnergyUSA"), a wholly-owned subsidiary of NiSource, serves as an intermediate holding company for many of NiSource's non-utility businesses. Through subsidiaries, EnergyUSA owns businesses engaged in the following activities:




   6     SEE CROSSROADS PIPELINE CO., 71 FERC Paragraph 61,076 (1995).

   7     SEE PORTLAND NATURAL GAS TRANSMISSION SYS., 79 FERC Paragraph
   61,123 (1996).

             - Energy Marketing: Through various subsidiaries, including EnergyUSA-TPC Corp. ("TPC") and NESI Energy Marketing, L.L.C., EnergyUSA markets gas and electricity to residential, commercial and industrial entities on a national basis, including customers in areas served by NiSource's gas distribution utilities. EnergyUSA also indirectly provides gas supply services to other NiSource affiliates, including Kokomo Gas and NIFL.

                  TPC was acquired on April 1, 1999 by EnergyUSA. TPC operates gas marketing and gas asset management and optimization businesses. TPC owns a majority interest in Market Hub Partners, L.P. ("MHP"), which develops and operates underground gas storage facilities. In addition to its ownership interest in MHP, the significant assets of TPC consist of: i) gas marketing contracts, ii) asset management and optimization contracts, iii) computer systems and equipment to support the aforementioned activities and iv) various parcels of land adjacent to, or in proximity to, the gas storage facilities owned by MHP.

             - Residential/Small Commercial Gas and Propane Marketing; Appliance Leasing: EnergyUSA Retail, Inc. provides gas and other energy-related products and services to residential and small commercial customers of utilities that allow competitive suppliers to market in their service territories. Some of Bay State's and Northern Indiana's customers are being provided with natural gas by EnergyUSA Retail. EnergyUSA Retail also sells propane and leases water heaters to customers in New England.

             - Storage: Through various subsidiaries, NiSource provides gas storage services to a number of utilities, gas marketers and other customers, including Northern Indiana.

             - Oil and Gas Exploration and Production: EnergyUSA has equity interests in a domestic oil and gas producer with properties located in Texas, Oklahoma and Louisiana and a Canadian oil and gas producer.

             - Energy Management Services: EnergyUSA Commercial, Inc. provides traditional energy management services, including power quality consulting and energy management, to commercial and industrial entities.

             Primary Energy, Inc. ("Primary"), a wholly-owned subsidiary of NiSource, arranges energy-related projects for large energy-intensive industrial facilities. Primary offers expertise to large energy customers in managing the engineering, construction, operation and maintenance of these energy-related projects.

             - Primary's wholly-owned subsidiary, Harbor Coal Company ("Harbor Coal"), invested in a partnership to finance, construct, own and operate a $65 million pulverized coal injection facility, which began commercial operation in August 1993. The facility receives raw coal, pulverizes it and delivers it to Ispat Inland, Inc. ("Ispat") for use in the operation of blast furnaces for manufacturing operations. Harbor Coal is a 50% partner in the project with an Ispat affiliate. NiSource guarantees the payment and performance of the partnership's obligations under a sale and leaseback of a 50% undivided interest in the facility.

             - North Lake Energy Corporation ("North Lake"), a wholly-owned subsidiary of Primary, entered into a lease for the use of a 75-megawatt energy facility located at Ispat. The facility uses steam generated by Ispat to produce electricity which is delivered to Ispat. The facility began commercial operation in May 1996. NiSource guarantees North Lake's obligations relative to the lease and certain obligations to Ispat relative to the project.

             - Lakeside Energy Corporation ("LEC"), a wholly-owned subsidiary of Primary, entered into a lease for the use of a 161-megawatt energy facility located at USS Gary Works. The facility processes high-pressure steam into electricity and low-pressure steam for delivery to USX Corporation-U.S. Steel Group ("U.S. Steel"). A 15-year tolling agreement with US Steel commenced on April 16, 1997 when the facility was placed in commercial operation. Capital Markets guarantees certain limited LEC obligations to the lessor.

             - Portside Energy Corporation ("Portside"), a wholly-owned subsidiary of Primary, operates a 63-megawatt energy facility at the Midwest Division of National Steel Corporation ("National") to process natural gas into electricity, steam and heated water to be provided to National for a 15-year period. Portside entered into a lease for use of the facility. Capital Markets guarantees certain Portside obligations to the lessor. The facility began commercial operation on September 26, 1997.

             - Primary's wholly-owned subsidiary, Cokenergy, Inc. ("CE"), operates an energy facility at Ispat's Indiana Harbor Works to scrub flue gases and recover waste heat from the coke facility constructed by Indiana Harbor

                  Coke Company, LP ("Harbor Coke") and to produce steam and electricity from the recovered heat which is then delivered to Ispat. CE leases these facilities from a third party. CE has a 15-year service agreement and a related 15-year fuel supply agreement with Ispat and Harbor Coke. Capital Markets guarantees certain CE obligations relative to the lease.

             - In July 1999, Primary's wholly-owned subsidiary, Whiting Clean Energy, Inc. ("Whiting"), signed an agreement with Amoco Oil Company for the lease, operation and maintenance of a net 525 MW natural gas-fired cogeneration plant on land adjacent to Amoco's refinery in Whiting, Indiana. The plant will provide process steam to Amoco's refinery operations and sell power into competitive wholesale markets. Completion of the plant is expected by the second quarter of 2001.

             SM&P Utility Resources, Inc. ("SM&P") and other NiSource subsidiaries perform underground utility locating and marking services in Indiana and other states.8 SM&P performed approximately 5.7 million locates during the twelve months ended December 31, 1998. Miller Pipeline Corporation ("Miller") installs, repairs and maintains underground pipelines used in gas, water and sewer transmission and distribution systems.

             NiSource, through an intermediate holding company, IWC Resources Corporation ("IWCR"), owns four water companies and has an operating agreement with the City of Lawrence, Indiana which is being treated as a purchase by IWCR in accordance with generally accepted accounting principles (collectively, the "Water Utilities"). The Water Utilities supply water to residential, commercial and industrial customers and for fire protection service in Indianapolis, Indiana and surrounding areas. The territory served by the Water Utilities covers an area of approximately 561 square miles in seven counties of central Indiana and the Water Utilities serve approximately 270,880 customers as of June 30, 1999.

             NiSource Development Company, Inc. ("Development") has investments in various activities, including real estate. These investments vary widely and are hereinafter discussed in detail in
   ITEM 3 -- APPLICABLE STATUTORY PROVISIONS. South Works Power Company ("South Works"), a wholly-owned subsidiary of Development, leases electric generating and transmission facilities owned by U.S. Steel


   8     In 1999, NiSource acquired a 100% interest in Colcom
   Incorporated and a 50% interest in UGTI (doing business as Underground Technology Inc.). Colcom provides underground utility locating and marking services in Texas. UGTI provides underground utility locating and marking services in California and other states.

   and located in south Chicago, Illinois. The facilities, which are presently not in operation, are indirectly interconnected with the electric transmission system of Northern Indiana.

             Capital Markets provides financing for NiSource's non-utility subsidiaries. Capital Markets has entered into revolving credit agreements for $200 million. These agreements provide financing flexibility to Capital Markets and may be used to support the issuance of commercial paper. At June 30, 1999, Capital Markets had issued $204.5 million in commercial paper but there were no borrowings outstanding under the revolving credit agreements. Capital Markets also has $130 million available in money market lines of credit with $114 million of borrowings outstanding as of June 30, 1999.

             The financial obligations of Capital Markets are subject to a support agreement ("Support Agreement") between NiSource and Capital Markets which provides that NiSource make payments of principal and interest on Capital Markets' obligations in the event of a failure to pay by Capital Markets. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to NiSource by any of its consolidated subsidiaries, the assets of NiSource are available as recourse for the benefit of Capital Markets' creditors except that restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' creditors against the stock and assets of Northern Indiana which are owned by NiSource. The carrying value of the assets of NiSource, other than the assets of Northern Indiana, as reflected in the consolidated financial statements of NiSource, was approximately $2.6 billion at June 30, 1999. The Support Agreement is filed as Exhibit B-4 hereto.

             NiSource Corporate Services Company ("Corporate Services") provides management, administrative, gas portfolio management, accounting and other services to the various NiSource companies. Hamilton Harbour Insurance Services, Ltd. provides various insurance services to the NiSource companies and Shore Line Shops Incorporated provides relocation services to NiSource employees.

             b.   Columbia and its Subsidiaries9

             Columbia, formerly The Columbia Gas System, Inc.,10 and its subsidiaries comprise one of the nation's largest integrated


   9     Information regarding Columbia and its subsidiaries was obtained from Columbia's Annual Report or Form 10-K for the year ended December 31, 1998, the Forms 10-Q for the quarters ended March 31, 1999 and June 30, 1999 or from other publicly available information. None of the information has been independently verified by NiSource.

   10     On January 20, 1998, Columbia announced that its name had been changed from The Columbia Gas System, Inc. to Columbia Energy Group.

   natural gas systems engaged in natural gas transmission, natural gas distribution and exploration for and production of natural gas and oil. Columbia is also engaged in related energy businesses including the marketing of natural gas and electricity, the generation of electricity, primarily fueled by natural gas, and the distribution of propane. Columbia, organized under the laws of the State of Delaware on September 30, 1926, is a registered holding company under the Act and derives substantially all its revenues and earnings from the operating results of its 18 direct subsidiaries. Columbia owns all of the securities of these direct subsidiaries except for approximately 8% of the stock in Columbia LNG Corporation.

             Columbia and its principal pipeline subsidiary, Columbia Transmission, emerged from bankruptcy on November 28, 1995, after filing separate petitions for protection under Chapter 11 of the Federal Bankruptcy Code ("Bankruptcy Code") on July 31, 1991. During the bankruptcy period, both Columbia and Columbia Transmission were debtors-in-possession under the Bankruptcy Code and continued to operate their businesses in the normal course subject to the jurisdiction of the United States Bankruptcy Court for the District of Delaware.

             Distribution Utilities: Columbia provides natural gas distribution services in a five-state region in the midwestern and north central United States through its five wholly-owned public utility subsidiaries: Columbia Gas of Kentucky, Inc. ("Columbia Kentucky"), Columbia Gas of Maryland, Inc. ("Columbia Maryland"), Columbia Gas of Ohio, Inc. ("Columbia Ohio"), Columbia Gas of Pennsylvania, Inc. ("Columbia Pennsylvania") and Columbia Gas of Virginia, Inc. ("Columbia Virginia"). Columbia's five distribution subsidiaries provide natural gas service to nearly 2.1 million residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. Approximately 32,000 miles of distribution pipelines serve these major markets. The distribution subsidiaries have or plan to initiate customer choice programs that allow residential and small commercial customers the opportunity to choose their natural gas suppliers and to use the distribution subsidiaries for transportation service. This ability to choose a supplier was previously limited to larger commercial and industrial customers.

             Columbia Kentucky supplies natural gas to approximately 137,300 retail customers in a 31-county area of central and eastern Kentucky having a population of approximately 965,000. Columbia Kentucky is subject to regulation by the Kentucky Public Service Commission as to rates, service and other matters.

             Columbia Maryland supplies natural gas to approximately 31,800 retail customers in a three-county area of western Maryland having a population of approximately 227,000. Columbia Maryland is subject to regulation by the Maryland Public Service Commission as to rates, service and other matters.

             Columbia Ohio supplies natural gas to approximately 1,309,200 retail customers in a 53-county area of north central and south eastern Ohio having a population of approximately 6,700,000. Columbia Ohio is subject to regulation by the Public Utilities Commission of Ohio as to rates, service and other matters.

             Columbia Pennsylvania supplies natural gas to approximately 383,900 retail customers in a 26-county area of central and south eastern Pennsylvania having a population of approximately 2,380,000. Columbia Pennsylvania is subject to regulation by the Pennsylvania Public Utility Commission as to rates, service and other matters.

             Columbia Virginia supplies natural gas to approximately 168,700 retail customers in a 52-county area of north central and eastern Virginia having a population of approximately 3,366,500. Columbia Virginia is subject to regulation by the Virginia State Corporation Commission as to rates, service and other matters.

             Transmission and Storage Operations: Columbia's two interstate pipeline subsidiaries, Columbia Transmission and Columbia Gulf Transmission Company ("Columbia Gulf"), operate a 16,700-mile pipeline network extending from offshore in the Gulf of Mexico to Lake Erie, New York and the eastern seaboard. In addition, Columbia Transmission operates one of the nation's largest underground natural gas storage systems. Together, Columbia Transmission and Columbia Gulf serve customers in fifteen northeastern, midatlantic, midwestern and southern states and the District of Columbia. Columbia Gulf's pipeline system extends from offshore Louisiana to West Virginia and transports a major portion of the gas delivered by Columbia Transmission. It also transports gas for third parties within the production areas of the Gulf Coast. Columbia Transmission and Columbia Gulf provide an array of competitively priced natural gas transportation and storage services for local distribution companies, marketers, brokers and industrial and commercial customers who contract directly with producers or marketers for their gas supplies.

             During 1998, Columbia Transmission continued construction of the largest expansion of its storage and transportation system in its history. In April 1999, the final phase of storage service began. Upon completion, the expansion will add approximately 500,000 Mcf per day of firm service. Columbia Transmission is also participating in the proposed 442-mile Millennium Pipeline Project that has been submitted to FERC for approval. As proposed, the project will transport approximately 700,000 Mcf per day of natural gas from Western Canada through the Lake Erie region to eastern markets.

             Columbia Gulf recently announced its participation in the proposed 160 mile, 24-inch diameter, Volunteer Pipeline Project. As proposed, the project will transport approximately 250,000 dth/day from Portland, Tennessee to a point near Chattanooga, Tennessee. Columbia Gulf also announced plans in September 1998 to consider an expansion of its onshore East Lateral system at Grand Island,

   Louisiana to add approximately 600,000 Mcf per day of incremental firm gas transportation capacity. Columbia Gulf is also participating in the proposed SunStar Pipeline project, a 56-mile offshore pipeline project with a capacity of 660,000 Mcf of natural gas per day from the Gulf of Mexico to its onshore lateral at Grand Isle, Louisiana. Columbia Gulf also owns a 33% interest in the Trailblazer Pipeline, a 350-mile natural gas pipeline that extends from northeast Colorado to Gage County in Nebraska.

             Exploration and Production Operations: Columbia's exploration and production subsidiary, Columbia Energy Resources, Inc. ("Columbia Resources"), explores for, develops, gathers and produces natural gas and oil in Appalachia and Canada.11 As of December 31, 1998, Columbia Resources held interests in approximately 2.7 million net acres of gas and oil leases and had proved gas reserves of 802 billion cubic feet of natural gas equivalent. In August 1997, Columbia Resources acquired Alamco, Inc., an Appalachian gas and oil exploration and development company. During the first quarter of 1998, Columbia Resources purchased 26 producing wells and approximately 5,000 undeveloped acres in Ontario, Canada. On May 12, 1999, Columbia Resources acquired the production and gathering assets of The Wise Oil Company for $28 million which consist of a working interest in 487 natural gas and oil wells, more than 100,000 net acres of developed and undeveloped land and a gathering system in southeastern Kentucky and central West Virginia. On June 17, 1999, Columbia Resources purchased the assets of Thornwood Gas, Inc. and Northeast Gathering System, Inc., which includes a 50% interest in a 40-mile gathering pipeline system, eight natural gas wells and 70,000 developed and undeveloped acres. Through its operations in north-central West Virginia, southern Kentucky and northern Tennessee, Columbia Resources is one of the largest-volume independent natural gas and oil producers in the Appalachian Basin. Columbia Pipeline Corporation and its wholly owned subsidiary, Columbia Deep Water Services Company, were formed to operate pipeline and gathering facilities that are not regulated by FERC.

             Marketing Operations: Columbia Energy Services Corporation ("Columbia Energy Services") and its subsidiaries conduct Columbia's non-regulated natural gas and electric power marketing operations and provide an array of energy supply and fuel management services to distribution companies, independent power producers and other large end-users both on and off Columbia's transmission and distribution pipeline systems. Columbia Energy Services is also providing natural gas supplies to residential and small commercial customers as a result of the unbundling of services that is occurring at the local distribution level. Columbia Energy Services, through its subsidiary,


   11     In 1997, Columbia Transmission sold 2,700 miles of gathering lines to Columbia Resources.  Effective January 1999, Columbia
   Transmission sold an additional 750 miles of gathering facilities to Columbia Resources.

   Columbia Service Partners, Inc. ("Columbia Service"), provides a variety of energy-related services to both homeowners and businesses. In 1997, Columbia Energy Services acquired PennUnion Energy Services L.L.C. ("PennUnion"), an energy-marketing affiliate of the Pennzoil Company. In August 1999, Columbia Energy Services announced that it has decided to sell its wholesale gas and electric trading operations based in Houston, Texas.

             Propane, Power Generation and LNG Operations: Columbia Propane Corporation ("Columbia Propane") sells propane at wholesale and retail to approximately 340,000 customers. In 1998, Columbia Propane purchased the propane assets of three companies that added approximately 12,500 new customers and 6.4 million gallons of annual propane sales. On July 19, 1999, Columbia Propane completed its acquisition of National Propane Partners, L.P., which added more than 210,000 retail and wholesale customers in 24 states. On June 16, 1999, Columbia Propane completed its acquisition of Trentane Gas, Inc. which added more than 4,300 customers in north-central Virginia. On May 11, 1999, Columbia Propane, through its subsidiary Columbia Petroleum Corporation, completed its acquisition of the propane and petroleum assets of Carlos R. Leffler, Inc., which added approximately 12,500 propane customers and 36,600 petroleum customers.

             Columbia Electric Corporation's ("Columbia Electric") primary focus has been the development, ownership and operation of natural gas-fueled cogeneration power plants that sell electric power to local electric utilities under long-term contracts. Columbia Electric is part owner in three cogeneration projects. These facilities produce both electricity and useful thermal energy and are fueled principally by natural gas. Columbia Electric holds various interests in these facilities, which have a total capacity of approximately 250 megawatts.

             In June 1998, Columbia Electric and LG&E Power Inc., a subsidiary of LG&E Energy Corporation, announced an agreement for Columbia to participate in the development of a gas-fired cogeneration project that would have a total equivalent capacity of approximately 550 megawatts. The facility will provide steam and electric services to a Reynolds Metals plant in Gregory, Texas and will also provide electricity to the Texas energy market. Construction began in August 1998 and financing for the $257 million project was secured in November of 1998.

             In January 1998, Columbia Electric and Westcoast Energy Inc. signed a joint ownership agreement to develop three gas-fired electric generation plants by 2001. In total, the three plants would provide approximately 1,000 megawatts of electricity using approximately 160 MMcf per day of natural gas. In August 1998, a site was purchased in Pennsylvania to build the first of these plants. This plant will cost about $300 million to develop and will produce 500 megawatts of electricity and consume approximately 80 MMcf per day of natural gas. Each of the sponsors will own a 50% interest in the project.

             Columbia LNG Corporation is a partner with Potomac Electric Power Company in the Cove Point LNG Limited Partnership ("Partnership"). The Partnership owns one of the largest natural gas peaking and storage facilities in the United States located in Cove Point, Maryland. The facility has the capacity to liquefy natural gas at a rate of 15,000 Mcf per day. The facility enables liquefied natural gas to be stored until needed for the peak-day requirements of utilities and other large gas users.

             Telecommunications: Columbia Network Services Corporation, a wholly owned subsidiary of Columbia, and its subsidiaries provide telecommunications and information services and assist personal communications services and other microwave radio service licensees in locating and constructing antenna facilities. Columbia Transmission Communications Corporation, another Columbia subsidiary, is involved in the development of a dark fiber optics network for voice and data communications.

        2.   Description of Utility Facilities

             a.   NiSource

             i.   Natural Gas Utilities

             At June 30, 1999, the NiSource gas distribution system in Indiana included approximately 15,176 miles of distribution mains and 737,664 customers. In addition, Northern Indiana owns and operates underground gas storage facilities located at Royal Center, Indiana with a storage capacity of 6.75 billion cubic feet (Bcf), and a liquefied natural gas ("LNG") plant in LaPorte County, Indiana having a storage capacity of 4.0 Bcf, which is used for system pressure maintenance and peak season (November-March) deliveries. Northern Indiana also holds under long-term contract storage capacity totaling approximately 9.11 Bcf in the Markham, Moss Bluff and Egan salt-dome storage caverns in Texas and Louisiana. These facilities, which provide Northern Indiana with a significant amount of "high deliverability" storage capacity,12 are located at or near major


   12     "High deliverability," which is an operational characteristic of salt-dome storage caverns, means the ability to inject and withdraw gas on a frequent (I.E., daily) basis, year-round and at a high rate of flow. Utilization of the capacity of such facilities is measured in terms of both their storage volume and frequency of the injection/withdrawal cycle (I.E., cycling). In contrast, Northern Indiana's storage facilities in Indiana only allow for gas injection and withdrawal on a seasonal basis. The "high deliverability" facilities in Texas and Louisiana provide Northern Indiana with added flexibility in managing deliveries to and from interstate pipelines, which, in turn, allows Northern Indiana to take advantage of price volatility and to balance its system load requirements on a daily basis.

   supply "hubs" which have formed at locations where interstate pipelines serving the upper Midwest, Northeast, Gulf Coast, mid-Atlantic and Ohio Valley markets intersect.

             At June 30, 1999, NiSource's New England gas distribution utilities included some 5,508 miles of distribution mains, 116 miles of transmission lines and approximately 313,760 customers. Bay State and Northern also own and operate LNG liquefaction, vaporization and storage facilities and propane storage tanks used to store supplemental and peak shaving supplies. At June 30, 1999, NiSource's combined gas system consisted of 20,684 miles of distribution mains, together with associated compressing and regulating stations, LNG liquefaction, vaporization and storage facilities, propane storage tanks and 1,051,424 customers.

             Currently, NiSource's utilities purchase approximately 73% of their total system gas requirements from production in the onshore and offshore Texas and Louisiana producing areas, and approximately 16% from production in the Mid-Continent (Oklahoma, Kansas and Arkansas), and Permian (West Texas) supply basins. Gas produced from the Western Canadian Sedimentary Basin has also made up a significant portion of the gas supply portfolios of Bay State and Northern. In 1999, with the completion of new pipeline capacity from western Canada to the upper Midwest and New England markets, NiSource's gas distribution utilities in Indiana will have the opportunity to further diversify their gas portfolio through additional purchases of gas produced in the Western Canadian Sedimentary Basin (Alberta and British Columbia).13 NiSource estimates that, by 2002, western Canadian gas could potentially account for as much as 40% of its total system supply for its Indiana gas utilities.

             NiSource's gas distribution subsidiaries have currently contracted for "firm" capacity and storage service on nine different long-haul interstate pipelines: ANR Pipeline Company ("ANR"), NGPL, Panhandle Eastern, PNGTS, Tennessee Gas, Texas Eastern Transmission


   13     FERC granted certificate authority under Section 7(c) of the
   Natural Gas Act of 1938 ("NGA"), as amended, for a major expansion of the Northern Border Pipeline, which runs from the Montana-Saskatchewan border to its present terminus at Harper, Iowa, and a 243-mile extension thereof to a new terminus south of Chicago. SEE NORTHERN BORDER PIPELINE CO., 76 FERC Paragraph 61,141 (1996); NORTHERN BORDER PIPELINE CO., 80 FERC Paragragh 61,152 (1997). The Northern Border extension added capacity that can deliver some 650,000 Mcf into the Chicago market. Northern Border is proposing to extend its system to connect with Northern Indiana's facilities near North Hayden, Indiana. FERC also granted certificate authority under Section 7(c) of the NGA, for the construction of the Alliance Pipeline project ("Alliance"), an 887-mile, 36-inch diameter, line designed to transport 1.325 Bcf per day of gas from western Canada to the Chicago market. SEE ALLIANCE PIPELINE L.P., 84 FERC Paragraph 61,239 (1998).

   Corp. ("Texas Eastern"), Texas Gas Transmission Corp. ("Texas Gas"), Transco and Trunkline. NiSource's subsidiaries also have firm transportation capacity agreements with TransCanada PipeLines Limited ("TransCanada"), a Canadian interprovincial pipeline, and with several other regional pipelines, such as Algonquin Gas Transmission Company ("Algonquin"), Crossroads, Granite State and National Fuel Gas Supply Company ("National Fuel").

             NiSource projects that, as transmission constraints are eliminated and new pipeline capacity begins commercial service, the NiSource gas distribution utilities will be well positioned to purchase an increasing amount of their gas requirements from the Western Canadian Sedimentary, Appalachian and Michigan producing areas. This gas will reach NiSource's Midwest and New England gas distribution utilities directly through new pipelines, such as PNGTS, Northern Border and Alliance, as well as indirectly by means of any one of several existing pipeline interconnections among Crossroads and Columbia Transmission, Tennessee Gas and PNGTS, Tennessee Gas and Columbia Transmission, Algonquin and Columbia Transmission and Northern Border's expansion into Northwest Indiana.

             ii.  Electric Utility

             Northern Indiana owns and operates four coal-fired electric generating stations with net capabilities of 3,179 MW, two hydroelectric generating plants with net capabilities of 10 MW and four gas-fired combustion turbine generating units with net capabilities of 203 MW, for a total system net capability of 3,392 MW. During the year ended December 31, 1998, Northern Indiana generated 93.3% and purchased 6.7% of its electric requirements.

             Northern Indiana has 291 substations with an aggregate transformer capacity of 23,131,300 kilovoltamperes (kva). Northern Indiana's transmission system with voltages from 34,500 to 345,000 consists of 3,058 circuit miles of line. The electric distribution system extends into 21 counties and consists of 7,814 circuit miles of overhead and 1,497 cable miles of underground primary distribution lines operating at various voltages ranging from 2,400 to 12,500 volts. Northern Indiana has distribution transformers having an aggregate capacity of 11,156,320 kva and 445,117 electric watt-hour meters.

             Northern Indiana's electric control area peak load (the highest level of electrical utility usage in the control area) of 3,307 MW was set on July 30, 1999. Northern Indiana's electric control area includes Northern Indiana, Wabash Valley Power Association, Inc. ("WVPA") and Indiana Municipal Power Agency ("IMPA"). Northern Indiana's internal peak load, which excludes WVPA and IMPA, of 2,962 MW, was also set on July 30, 1999.

             Northern Indiana's electric system is interconnected with the systems of American Electric Power, Commonwealth Edison Company,

   Cinergy Services, Inc., Consumers Energy and Ameren Services
   Corporation, formerly Central Illinois Public Service Company.
   Electric energy is purchased from, sold to, or exchanged with various other utilities and power marketers under Northern Indiana's power sales and open access transmission tariffs.

             Northern Indiana provides WVPA with transmission and distribution service, operating reserve requirements and capacity deficiency service, and provides IMPA with transmission service, operating reserve requirements and capacity deficiency service in Northern Indiana's control area. Northern Indiana also engages in sales and services under interconnection agreements with WVPA and IMPA. WVPA provides service to 12 Rural Electric Membership Corporations located in Northern Indiana's control area. IMPA provides service to the municipal electric system of the city of Rensselaer located in Northern Indiana's control area. Northern Indiana and WVPA have executed a supplemental agreement for unit peaking capacity and energy. Unit peaking capacity is the capacity used to serve peak demand from a specific peaking generation unit. Pursuant to this agreement, which runs through December 2001, WVPA purchases 90 MW of capacity per month.

             Northern Indiana serves the Town of Argos as a full requirements customer and provides network integration service to seven municipal wholesale customers.

             Northern Indiana is a member of the East Central Area Reliability Coordination Agreement ("ECAR"). ECAR is one of nine regional electric reliability councils established to coordinate planning and operations of member electric utilities regionally and nationally.

             Fuel Supply: The generating units of Northern Indiana are located at the Bailly, Mitchell, Michigan City and Schahfer Generating Stations. Northern Indiana's 13 steam generating units have a net capability of 3,179 MW. Coal is the primary source of fuel for all units, except for three, which utilize natural gas. In addition, Northern Indiana's four combustion turbine generating units with a net capability of 203 MW are fired by gas. Fuel requirements for Northern Indiana's generation for 1998 were supplied as follows:

        Coal . . . . . . . . . . . . . . 97.5%
        Natural Gas  . . . . . . . . . .  2.5%

             In 1998, Northern Indiana used approximately 8.8 million tons of coal at its generating stations. Northern Indiana has established a normal level of coal stock that is expected to provide adequate fuel supply during the year under all conditions.

             b.   Columbia

             i.   Natural Gas Utilities

             At December 31, 1998, the combined distribution systems of Columbia's five gas utilities were comprised of 31,994 miles of distribution pipeline and approximately 2,030,900 customers, as detailed by state in the table below:


                                         Distribution      Distribution
                                         Pipeline (miles)  Customers
                                         ----------------  ------------
                Columbia Kentucky            2,404           137,300
                Columbia Maryland              595            31,800
                Columbia Ohio               18,140         1,309,200
                Columbia Pennsylvania        6,895           383,900
                Columbia Virginia            3,960           168,700

             Columbia's natural gas public utility subsidiaries receive their natural gas supplies through Columbia's two wholly-owned interstate pipelines, Columbia Transmission and Columbia Gulf, major non-affiliated pipelines such as Panhandle Eastern, Tennessee Gas and Texas Eastern, and regional pipelines such as National Fuel and Equitrans, LP. In addition to receiving supplies of Louisiana gas from Columbia Gulf, Columbia Transmission transports gas from Mid-Continent, onshore and offshore Texas, and western Canadian supply basins, through interconnections with ANR, Panhandle Eastern, Tennessee Gas, Texas Eastern, Texas Gas and Transco. Columbia Transmission also transports Appalachian gas produced by Columbia's exploration and production subsidiaries and others, and both receives and transports Appalachian gas transported by Consolidated Natural Gas Company ("CNG") and Equitrans.

             Columbia's natural gas public utility subsidiaries have long-term firm transportation contracts with, among others, Columbia Gulf, Columbia Transmission, Panhandle Eastern, Tennessee Gas, Texas Gas, Texas Eastern and Transco to meet the peak day needs of their customers. In addition, the gas utilities have contractual access to the natural gas storage owned by Columbia Transmission. Columbia Pennsylvania is the only gas utility to own underground storage, supported by eight wells on 3,300 acres. Columbia Virginia and other unaffiliated LDC's subscribe to LNG storage services provided by Columbia Transmission from a facility located in Chesapeake, Virginia. Several of Columbia's gas utility subsidiaries subscribe to LNG storage services offered by Cove Point LNG.

             For the year 1998, NiSource understands that Columbia's natural gas public utility subsidiaries received significant amounts of natural gas supplies from Louisiana and Texas onshore or offshore sources, Appalachian Basin and Canada.

   ITEM 2.   FEES, COMMISSIONS AND EXPENSES
             ------------------------------

             Estimates of the fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction will be provided by amendment to this Application/
   Declaration.

   ITEM 3.   APPLICABLE STATUTORY PROVISIONS
             -------------------------------

             The following sections of the Act and the Commission's rules thereunder are, or may be, directly or indirectly, applicable to the proposed Transaction:

                       Transactions to which section or rule is, or may Section of the Act be, applicable:
   ------------------  ------------------------------------------------

   4, 5 Registration of NiSource and Acquisition Corp. as holding companies following consummation of the Transaction

   9(a)(2), 10(a),     Acquisition of Columbia's common stock and the
   (b), (c) and (f)    merger of Acquisition Corp. and Columbia

   8, 11(b), 21        Upon registration, retention by NiSource of
                       Northern Indiana's electric operations and
                       NiSource's and Columbia's non-utility businesses

   13 Approval of the service agreement and performance of certain services by Corporate Services for the various companies owned, and to be acquired, by NiSource

   Rules
   -----

   51 Acquisition Corp.'s tender offer for Columbia's common stock

   80-91 Charges by Corporate Services to affiliated companies

   87(a)(3)            Services among NiSource system companies

   88 Approval of Corporate Services as a subsidiary service company

   93, 94              Accounts, records and annual reports by Corporate
                       Services

   To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules are hereby incorporated into this ITEM 3.

   A.   LEGAL ANALYSIS

        1.   Section 9(a)(2)

             Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." 15 U.S.C. Section 79i(a)(2). Under the definition set forth in Section 2(a)(11), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by, such specified company." 15 U.S.C. Section 79b(a)(11)(A)-(B).

             Columbia Kentucky, Columbia Maryland, Columbia Ohio, Columbia Pennsylvania and Columbia Virginia are public utility companies as defined in Section 2(a)(5) of the Act. Because NiSource will indirectly acquire (through Acquisition Corp.'s acquisition of Columbia) more than 5% of the voting securities of each of Columbia Kentucky, Columbia Maryland, Columbia Ohio, Columbia Pennsylvania and Columbia Virginia as a result of the Transaction, NiSource and Acquisition Corp. must obtain the approval for the Transaction under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

             As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission:

             - the consideration to be paid in the Transaction is fair and reasonable;
             - the Transaction will not create detrimental interlocking relations or concentration of control;
             - the Transaction will not result in an unduly complicated capital structure for the NiSource system;
             - the Transaction is in the public interest and the interests of investors and consumers;
             - the Transaction is consistent with Sections 8 and 11 of the Act; and
             - the Transaction will comply with all applicable state laws.

             In addition, the Transaction is consistent with a number of the recommendations made by the Division of Investment Management in the report issued by the Division in June 1995 entitled "The
   Regulation of Public Utility Holding Companies" (the "1995 Report") and Commission precedent that has developed based upon these recommendations.14

        2.   Section 10(b)

             Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under
   Section 9(a) unless:

             (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

             (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

             (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

   15 U.S.C. Section 79j(b).

             a.   Section 10(b)(1)

             i.   Interlocking Relationships

             Although any merger results in new links between heretofore unrelated companies, the relationships that will result from the


   14     For example, the Commission should "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation," the "geographic requirements of
   Section 2(a)(29) [should be interpreted] flexibly, recognizing technical advances consistent with the purposes and provisions of the Act," the Commission's analysis should focus on whether the resulting system will be subject to effective regulation and the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected states agree. 1995 Report at 71-77.

   Transaction are not the types of interlocking relationships prohibited by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operational and economic benefits to the integrated utility system. SEE NORTHEAST UTILS., HCAR No. 25221, 1990 SEC LEXIS 3898 at *33 (Dec. 21, 1990), MODIFIED, HCAR No. 25273 (Mar. 15, 1991), aff'd sub nom., CITY OF HOLYOKE V. SEC, 972 F2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). Under the circumstances of the Offer, no combination of the existing boards of NiSource and Columbia is currently proposed.

             ii.  Concentration of Control

             Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. AMERICAN ELEC. POWER CO., HCAR No. 20633, 1978 SEC LEXIS 1103 at *25 (July 21, 1978). In
   applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." VERMONT YANKEE NUCLEAR POWER CORP., HCAR No. 15958, 1968 SEC LEXIS 925 at *15 (Feb. 6, 1968). As discussed below, the Transaction will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. AMERICAN ELEC. POWER CO., HCAR No. 20633, 1978 SEC LEXIS 1103 at *20 (July 21, 1978).

             Size: If approved, the NiSource combined gas utility system will serve approximately 3.1 million gas customers in nine states and 422,000 electric customers in Indiana. As of June 30, 1999: (1) the combined assets of NiSource and Columbia would have totaled approximately $17.23 billion and (2) the combined operating revenues of NiSource and Columbia would have totaled approximately $10.7 billion.

             By comparison, the Commission has approved acquisitions resulting in similarly sized and considerably larger holding companies. SEE, E.G., TUC HOLDING CO., HCAR No. 26749 (Aug. 1, 1997) (acquisition of Texas Utility Company and ENSERCH Corp.; combined assets at the time of the acquisition over $21 billion); ENTERGY CORP., HCAR No. 25952 (Dec. 17, 1993) (acquisition of Gulf States Utilities; combined assets at the time of the acquisition in excess of $22 billion).

             As the following table demonstrates, there are numerous registered and non-registered holding company systems that are larger than NiSource will be following the Transaction in terms of assets, operating revenues, and number of customers.

                            Total          Operating     Customers
                            Assets         Revenues
    System                  ($ Millions)   ($ Millions)  (Millions)<F>15

    Southern                 36,192        11,403        3.8
    Duke                     26,806        17,610        2.0
    Entergy                  22,848        11,495        2.5
    AEP                      19,483         6,346        3.0
    Reliant                  19,138        11,488        4.4
    FirstEnergy              18,063         5,861        2.3
    NiSource                 17,051        10,308        3.1

             In addition, NiSource will be smaller than two of the registered holding companies to be formed as a result of recently announced mergers -- American Electric Power Company, Inc. and Central & South West Corp. (combined 1998 year-end assets of approximately Resources, Inc. and Consolidated Natural Gas Company (combined 1998 $33.23 billion and operating revenues of $11.83 billion) and Dominion year-end assets of approximately $28 billion, operating revenues of $8.8 billion and nearly 4 million customers) -- and similar in size to a third recently announced merger, Northern States Power Company and New Century Energies, Inc. (combined 1998 year-end assets of approximately $15.09 billion and operating revenues of $6.43 billion).

             As consolidation within the energy industries continues, one would expect proposals for even larger holding company systems than exist today. Nevertheless, following the consummation of the Transaction, NiSource will be within the size range of the existing and emerging registered and exempt holding companies with which it will compete as competition in the converging utility industries increases. As such, its operations would not exceed the economies of scale of current and developing holding company systems or provide undue power or control to NiSource in the regions in which it will provide service.

             Efficiencies and Economies: In addition to analyzing the size of the utility system, the Commission also assesses the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative. In CENTERIOR ENERGY CORP., HCAR No. 24073, 1986 SEC LEXIS 1655 at **6-7 (April 29, 1986), the Commission stated that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not

   ---------------
   <F>15     Amounts are as of December 31, 1998.  The following
   information was derived from publicly-available sources and none of the information has been independently verified by NiSource.

    on the basis of size alone." In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the Transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.16

             By enhancing the size and geographic diversity of NiSource's existing gas system and combining NiSource's electric business with Columbia's gas business, the Transaction will significantly enhance each company's competitive position in an increasingly competitive energy market. The electric and gas utility industries are merging in order to provide greater value to customers and, thus, allow companies to compete effectively in the increasingly competitive business environment. By combining with NiSource's electric expertise and operations, Columbia's competitiveness, product offerings and ability to serve its customers will be enhanced. In CONSOLIDATED NATURAL GAS CO., HCAR No. 26512, 1996 SEC LEXIS 1205 at **2, 17 (Apr. 30, 1996),
   the Commission recognized that "fundamental changes in the energy industry are leading to an increasingly competitive and integrated market, in which marketers deal in interchangeable units of energy expressed in British thermal unit values, rather than in natural gas or electricity. To retain and attract wholesale and industrial customers, utilities need to provide competitively priced power and related customer services. . . .  It appears that the restructuring of the electricity industry now underway will dramatically affect all United States energy markets as a result of the growing interdependence of natural gas transmission and electric generation, and the interchangeability of different forms of energy, particularly gas and electricity." The combination offers the same type of synergies and efficiencies that were sought and are now being realized by the applicants (both exempt and registered) in TUC HOLDING CO., HCAR No. 26749 (Aug. 1, 1997); HOUSTON INDUS. INC., HCAR No. 26744 (July 24, 1997); WPL HOLDINGS, INC., HCAR No. 26856 (Apr. 14, 1998),
   aff'd sub nom., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999); and NEW CENTURY ENERGIES, INC., HCAR No. 26748 (Aug. 1,
   1997).

             Competitive Effects: As the Commission noted in NORTHEAST UTILS., HCAR No. 25221, 1990 SEC LEXIS 3898 at *39 (Dec. 21, 1990),
   the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." On July 19, 1999, NiSource filed the Notification and Report Forms with the Department of Justice ("DOJ") and Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. Section 1311, et seq. Act ("HSR Act") describing the effects of the Transaction on competition in the relevant market. It is a condition to the consummation of the


   16     1995 Report at 70.

   Transaction that the applicable waiting periods under the HSR Act shall have expired or been terminated. The HSR waiting period expired on August 4, 1999.

             In addition, FERC reviews the effects of jurisdictional transactions on competition, rates and regulation. A copy of the application to be filed by NiSource with FERC will be filed by amendment to this Application/Declaration and will demonstrate the absence of any anti-competitive effects.

             In the context of the foregoing review, the Transaction will not "tend towards interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1). 15 U.S.C. Section 79j(b)(1).

             b.   Section 10(b)(2) -- Fairness of Consideration

             Section 10(b)(2) requires the Commission to determine whether the consideration to be given by NiSource to the holders of Columbia common stock in connection with the Transaction is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. On Friday, June 4, 1999, the last full trading day before the first public announcement of NiSource's proposal to acquire Columbia, the closing price per share of Columbia common stock on NYSE was $55-3/4 per share. On June 23, 1999, the last full trading day before the public announcement of the Offer, the closing sale per share of Columbia's common stock on NYSE was $63-3/4 per share. The fairness of the Transaction's consideration is evidenced by the fact that NiSource is offering $5.7 billion, or $68 per share, in cash for all outstanding shares of Columbia's common stock. This offer represents a 30.7% premium over the average closing share price for Columbia's common stock for the 20 trading days ending Friday, June 4, 1999. In addition, as demonstrated in the table below, the quarterly price data of Columbia common stock for the years 1997, 1998 and 1999 support the fairness of NiSource's tender offer. The per share price offered is considerably above Columbia's highest price prior to the announcement of NiSource's proposal for Columbia.

                            Columbia Common Stock17

                                                                 High             Low              Dividends
                                                                 -----            ---              ---------
     1999:
              Third Quarter (through August 31, 1999)            64 11/16         58 5/8
              Second Quarter                                     64 1/4           43 7/8           .225


   17     Amounts have been restated to reflect a three-for-two stock split, in the form of a stock dividend, effective June 15, 1998.

                                                               30





              First Quarter                                      58               44 5/8           .200
     1998
              Fourth Quarter                                     60 3/4           54 1/4           .200
              Third Quarter                                      60 3/8           47 1/2           .200
              Second Quarter                                     57 11/12         51 5/8           .200
              First Quarter                                      52 17/24         47 1/3           .167
     1997
              Fourth Quarter                                     52 5/12          46 1/3           .167
              Third Quarter                                      48 1/6           43 11/24         .167
              Second Quarter                                     44 11/12         37 1/3           .167
              First Quarter                                      43 11/12         38 5/12          .100

     NiSource's Offer was priced after analysis and evaluation of the assets, liabilities and business prospects of Columbia and of a combined company. Moreover, in the context of a direct offer to Columbia's shareholders, a presumption must exist that the price is fair. In such circumstances, the price will be evaluated by market forces.

             In light of the foregoing, including an analysis of the recent trading history of Columbia's common stock, NiSource and Acquisition Corp. believe that the offer falls within the range of reasonableness and that the Offer bears a fair relation to the sums invested in, and the earning capacity of, Columbia's utility assets.

             c.   Section 10(b)(2) -- Reasonableness of Fees

             NiSource believes that the overall fees and expenses to be incurred in connection with the Transaction will be found reasonable in light of the Transaction's size and complexity relative to similar acquisitions and the anticipated benefits of the Transaction to the public, investors and consumers. Details of such fees and expenses will be provided by amendment to this Application/Declaration.

             d.   Section 10(b)(3) -- Capital Structure

             Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate NiSource's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of NiSource's system.

             The capital structure of NiSource after the Transaction will not be unduly complicated and will be substantially similar to capital structures approved by the Commission in recent orders. A corporate organizational chart of NiSource and Columbia will be filed by amendment to this Application/Declaration. Although NiSource has not conclusively determined its corporate structure after the Transaction is consummated, it intends to undertake several significant steps to simplify its organizational structure. Once the final structure is determined, NiSource will file an amendment to this Application/Declaration which describes its corporate structure and provide an organizational chart of NiSource after consummation of the Transaction.

             Set forth below are summaries of the capital structures of NiSource and Columbia as of June 30, 1999:

                  NiSource and Columbia Capital Structures
                            (dollars in millions)

                                           NiSource        Columbia
                                           --------        --------
    Common Stock Equity                    $1,369          $ 2,071
    Preferred stock not
         subject to mandatory
         redemption                            86                0
    Preferred stock subject
         to mandatory redemption               55                0
    Company obligated
         mandatorily preferred securities     345                0
    Long-Term Debt                          2,008            1,951
    Short-Term Debt                           494              175

         Total                             $4,357           $4,197

             The debt financing by NiSource of Columbia's acquisition represents only short-term bridge financing. Although the combined cash flow of NiSource and Columbia would comfortably service the interest requirements of the Facility under reasonable interest rate assumptions, NiSource intends to replace the Facility with the issuance of equity and debt in order to improve its debt/equity ratio after consummation of the Transaction. In refinancing the Facility, it will issue equity and other securities to establish a debt/equity ratio consistent with the business environment in which it operates and comparable to other registered public utility holding companies. As previously noted, prior to the consummation of the Transaction, NiSource will file a separate Application/Declaration under the Act with respect to the refinancing of the Facility and with respect to its ongoing financing activities after giving effect to the Transaction.

        3.   Section 10(c)

             Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

        (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section

        8 or is detrimental to the carrying out of the provisions of section 11;18 or

        (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

   15 U.S.C. Section 79j(c).

             a.   Section 10(c)(1)

             Section 10(c)(1) requires that an acquisition be lawful under Section 8 of the Act. Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if it is prohibited by state law. As discussed below, the Transaction does not raise any issues under Section 8 of the Act. Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where the relevant state utility commission permits such an arrangement.

             Section 10(c)(1) also requires that the transactions not be detrimental to carrying out the provisions of Section 11 of the Act.
   Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above in ITEM 3.A.2, the Transaction will not result in unnecessary complexities or unfair voting powers.

             Section 11(b)(1) of the Act generally requires a registered holding company system to limit its operations "to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." 15 U.S.C. Section 79k(b)(1). However, Section 11(b)(1) further provides that "one or more additional integrated public-utility systems" may be retained if certain criteria are met. ID. Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably



   18     By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable at present to NiSource, since it is not now a registered holding company. The following discussion of Sections 8 and 11 is included only because, under the present transaction structure, NiSource will register as a holding company after consummation of the Transaction.

   distribute voting power among security holders, of such holding-company system." 15 U.S.C. Section 79k(b)(2).

             As detailed below, the Transaction is lawful under Section 8 and is not detrimental to carrying out the provisions of Section 11.

             i.   Retention of Electric Operations

             NiSource's retention of the electric operations of Northern Indiana is lawful under Section 8 of the Act and is not detrimental to carrying out the provisions of Section 11 of the Act.

             Section 8 of the Act provides that:

        Whenever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof . . . (1) to take any step, without the express approval of the State commission of such State, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the State commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest.

   15 U.S.C. Section 79h. A plain reading of Section 8 indicates that, with the approval of the relevant state utility commissions, a registered holding company can include both electric and gas utility systems. A more detailed examination of Section 8 in light of its legislative history indicates that the purpose of this section is to preclude ownership by a registered holding company of separate gas and electric utility companies with overlapping service territories in an attempt to circumvent state law restrictions that preclude ownership of gas and electric assets by the same company.19

             Section 8 of the Act and the public interest both permit NiSource's retention of its Northern Indiana operations upon completion of the Transaction and NiSource's registration as a holding


   19     The Report of the Committee on Interstate Commerce, S. Rep. No.
   621 at 29 (1935) (Section 8 of the Act "is concerned with competition
   in the field of distribution of gas and electric energy   a field
   which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy.").

   company. NiSource's existing gas and electric operations in Indiana, which are in overlapping service territories, are in conformity with Indiana law. These utility operations will not change as a result of the Transaction. Consequently, NiSource is not using its holding company structure to circumvent state regulation. The IURC currently exercises, and will continue to exercise, jurisdiction over NiSource's Indiana gas and electric operations.

             In addition to Section 8 of the Act, Section 11 contains provisions that permit the retention by NiSource of Northern Indiana's electric operations. Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public
   utility systems   I.E., electric as well as gas utility systems   if:

             (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

             (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

             (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

   15 U.S.C. Section 79k(b)(1). These three subsections of Section 11(b)(1) are frequently referred to as the "ABC Clauses" and each clause is addressed separately below.

             Clause A: The Commission has interpreted Clause A "to require an affirmative showing by a registrant that an additional system could not be operated under separate ownership without a loss of economies which are 'so important as to cause a serious impairment of that system' and 'substantial in the sense that they were important to the ability of the additional system to operate soundly.'" NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at **44-45 (Aug. 1, 1997), QUOTING NEW ENGLAND ELEC. SYS., HCAR No. 15035, 1964 SEC LEXIS 999 at **9, 12 (Mar. 19, 1964). A registered holding company generally satisfies the requirements of Clause A by preparing a "divestiture" or "severance" study which examines the estimated loss of economies precipitated by a hypothetical divestiture "expressed in terms of the ratio of increased expenses to the system's total operating revenues, operating revenue deductions (excluding federal income taxes), gross income and net income before federal income taxes." ID. at *47 n.52. In an early leading decision, the Commission found that cost increases which resulted in a 6.78% loss of operating revenues, a 9.72% increase in operating revenues deductions, a 25.44% loss of gross income and a 42.46% loss of net income provided an "impressive basis for finding a loss of substantial economies." ENGINEERS PUB. SERV. CO., HCAR No. 3796, 1942 SEC LEXIS 941 at *43 (Sept. 17, 1942), REV'D ON OTHER GROUNDS AND REMANDED, 138 F.2d 936 (D.C. Cir. 1943), VACATED AS MOOT, 332 U.S. 788 (1947).

             NiSource will prepare a divestiture study with respect to Northern Indiana which it expects will demonstrate substantial lost economies if NiSource is required to divest Northern Indiana. These lost economies will result from the need to replicate corporate and administrative services, lost economies of scale and the costs of reorganization, and will be described more fully in the divestiture study which will be filed as an amendment to this Application/Declaration.

             In addition to quantitative factors, the Commission also considers qualitative factors in its determination under Clause A. First, the Commission in recent decisions has approved the retention by registered holding companies of combination gas and electric systems because "separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together." NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *52 (Aug. 1, 1997); CINERGY CORP., HCAR No. 26934, 1998 SEC
   LEXIS 2377 at *8 (Nov. 2, 1998); WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at **62-63 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS AND ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999).20 Due to the recent wave of mergers between electric and gas utilities (E.G., Duke Power Company/PanEnergy Corp., Houston Industries, Inc./NorAm Energy Corporation, Enron Corporation/Portland General Corporation, Dominion Resources, Inc./Consolidated Natural Gas Company), NiSource's competitive position in the market could suffer because as the utility industry moves toward a complete energy services concept, competitive companies must be able to offer customers a range of options to meet their energy needs. The combination of electric and gas operations in a single company offers that company a means to compete more effectively in the emerging energy services business. SEE WPL HOLDINGS, INC., HCAR No. 26856 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999). Proposed transactions should continue to be evaluated in light of this continuing evolution in the utility industries. Second, the Commission has noted that the DOJ and FERC typically have concomitant jurisdiction over public utility mergers and typically consider anticompetitive consequences of any proposed transactions. NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *55 (Aug. 1,


   20     The Commission further noted that the "empirical basis" for the assumptions underlying its decision in NEW ENGLAND ELEC. SYS., HCAR No. 15035 (Mar. 19, 1964), REV'D, SEC V. NEW ENGLAND ELEC. SYS., 346 F.2d 399 (1st Cir. 1965), REV'D AND REMANDED, 384 U.S. 176 (1966), ON
   REMAND, 376 F.2d 107 (1st Cir. 1967), REV'D, 390 U.S. 207 (1968) was
   "rapidly eroding." NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *54 (Aug. 1, 1997).

   1997). The Transaction is expressly conditioned on the approval of the DOJ. Third, the Commission considers whether the electric and gas properties have long been under common control and whether retention would alter the STATUS QUO with respect to utility operations. Northern Indiana's electric and gas operations have been under common control since 1926 and permitting the retention of Northern Indiana's electric business would not alter the STATUS QUO with respect to its utility operations. Finally, the Commission determines whether the proposed acquisition has not "elicited any adverse reaction from interested state commissions." ID. at *56. This factor should not present a problem either because the Transaction is expressly conditioned upon NiSource receiving all necessary regulatory approvals from the relevant state commissions. The Transaction will not go forward unless NiSource satisfies any reservations the relevant state commissions may have regarding the Transaction.

             Clause B: The requirements of Clause B are met because Northern Indiana's electric operations are located in the same state
   as its gas operations   their service territories physically overlap
   and are located in an adjoining state to Columbia's gas operations in Ohio.

             Clause C: The requirements of Clause C are met because the continued combination of the electric and gas operations under NiSource is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation or the effectiveness of regulation. Northern Indiana's electric system is confined to a relatively small geographic area. NiSource will maintain management of electric operations geographically close to Northern Indiana's electric operations, thereby preserving the advantages of localized management. Northern Indiana's electric operations will also remain subject to the IURC's jurisdiction, thereby maintaining the effectiveness of regulation. Finally, Northern Indiana's electric operations enjoy substantial economies as part of the NiSource system, and will realize additional economies as a result of the Transaction from becoming part of a combined NiSource/Columbia system. Far from impairing the advantages of efficient operation, the continued combination of Northern Indiana's electric and gas operations will continue to facilitate and enhance efficiency.

             ii.  Non-Utility Businesses

             Section 11(b)(1) limits the non-utility interests of a registered holding company to "interests that are 'reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system,' on a finding by the Commission that such interests are 'necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning' of the integrated system." NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *36
   n.37 (Aug. 1, 1997). "The Commission has interpreted these provisions to require the existence of an operating or functional relationship between the utility operations of the registered holding company and its nonutility activities." ID. at *62 n.70.

             Rule 58 provides exemptions for investments in certain energy related businesses up to the greater of $50 million or 15% of the consolidated capitalization of such registered holding company.
   17 C.F.R. Section 250.58. Further, the Commission has determined that existing investments in energy-related companies (as of the date of the consummation of the merger) of an exempt holding company which became a registered holding company as a result of the merger should be disregarded for purposes of calculating the dollar limitations imposed by Rule 58. SEE NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *63 (Aug. 1, 1997); AMEREN CORP., HCAR No. 26809, 1997 SEC LEXIS 2719 at **39-40 (Dec. 30, 1997); CONECTIV, INC.,
   HCAR No. 26832, 1998 SEC LEXIS 326 at *42 (Feb. 25, 1998).

             NiSource is currently a holding company that is exempt from the registration requirements of the Act. As an exempt holding company, NiSource has been free to invest in a variety of non-utility businesses and activities without the need to obtain prior Commission approval under Section 9(a) of the Act. The Transaction will result in NiSource becoming a registered holding company. Therefore, it is necessary to evaluate each of NiSource's nonutility business activities within the retention restrictions of the Act and the Commission's rules promulgated thereunder. Columbia has been subject to regulation as a registered holding company for an extended period. Therefore, Columbia's ability to engage in nonutility businesses has been subject to the approval requirements of Section 9, and each of Columbia's existing nonutility businesses has been either approved by the Commission or falls within the exemptions of Rule 58. Consequently, the discussion below focuses on the retention of NiSource's nonutility businesses as appropriate either under the exemptions of Rule 58 or prior Commission precedent. Most of NiSource's non-utility businesses are demonstrably functionally related to its gas and electric utility operations. In addition, NiSource believes that significant equitable arguments support the retention of its various non-utility businesses.21

             Natural Gas Pipeline, Storage and Gathering: NiSource has two wholly-owned interstate natural gas pipeline subsidiaries. Crossroads operates an interstate pipeline from Indiana to Ohio connecting NGPL, Trunkline and Panhandle Eastern with Columbia Transmission and gas utility customers in Ohio and Indiana. Granite State operates an interstate pipeline extending from Massachusetts, where it interconnects with Tennessee Gas, through New Hampshire and into Maine, where it interconnects at several points with PNGTS.


   21     In addition to the non-utility businesses listed below,
   NiSource currently owns interests in several non-utility businesses which are either inactive or which it is in the process of divesting.

   Granite State serves Northern and Bay State in all three states. In addition, NiSource indirectly owns an interest in a pipeline in northern New England, an intrastate natural gas pipeline in Texas and natural gas salt cavern storage facilities.

             These companies engage in "gas-related activities" under
   Section 2(a) of the Gas-Related Activities Act of 1990 ("GRAA"). The ownership of such businesses is authorized under Rule 58(a)(2) and such businesses have routinely been permitted to be retained in prior Commission orders approving mergers and the creation of new registered holding companies. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *105 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO.
   V. SEC, 168 F.3d 1337 (D.C. Cir. 1999) (gas gathering system and gas pipeline, dehydration and compression facilities); NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at **99-100 (Aug. 1, 1997) (gas pipeline and storage facilities).

             Exploration and Production Operations: EnergyUSA has equity interests in a domestic oil and gas producer with properties located in Texas, Oklahoma and Louisiana and a Canadian oil and gas producer.

             The exploration of natural resources or the holding of rights to such resources are "gas-related activities" under Section 2(b) of the GRAA. The ownership of such businesses is authorized under Rule 58(a)(2) and such businesses have routinely been permitted to be retained in prior Commission orders approving mergers and the creation of new registered holding companies. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at **104-05 (Apr. 14, 1998), AFF'D
   SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir.
   1999); NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *92 (Aug. 1, 1997). SEE ALSO NEW ENGLAND ENERGY INC., HCAR No. 21862 (Dec. 30, 1980).

             Non-Regulated Natural Gas and Electric Power Marketing:
   Through direct and indirect subsidiaries, NiSource provides natural gas sales and management services to industrial and commercial customers.

             The ownership of businesses engaged in the brokering and marketing of energy commodities is specifically authorized under Rule 58(b)(1)(v) and the retention of such businesses has routinely been permitted in prior Commission orders approving mergers and the creations of new registered holding companies. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *105 (Apr. 14, 1998), AFF'D SUB
   NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999); CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at *54 (Feb. 25,
   1998); NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at **93-94 (Aug. 1, 1997).

             Energy-Related Projects: NiSource's subsidiary, Primary, arranges energy-related projects for large energy-intensive facilities through Harbor Coal, North Lake, LEC, Portside, CE and Whiting. The

   SEC Staff issued a no-action letter concurring with NiSource that North Lake is not an "electric utility" under Section 2(a)(3) of the Act with respect to its involvement in the processing of steam into electricity which is owned and used solely by Ispat in its manufacturing operations. NIPSCO INDUS., INC., 1996 SEC No-Act.
   LEXIS 541 (Jan. 19, 1996). Lakeside, Portside and CE process steam into electricity under similar circumstances to North Lake. Whiting recently announced an agreement with Amoco Oil Company to lease and operate a net 525 MW natural-gas fired cogeneration facility adjacent to Amoco's refinery in Whiting, Indiana. None of Primary's subsidiaries engages in activities that would cause it to be a public utility company under the Act. The Commission has permitted newly registered holding companies to retain businesses which provide operation and maintenance services to generating facilities and the sale of steam to residential, commercial and industrial customers.
   WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at **114-15 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999) (sale of steam to residential and commercial customers); CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at **70-72 (Feb. 25, 1998) (ownership and operation of thermal heating and cooling systems); NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *80 (Aug. 1, 1997) (providing steam to a manufacturing facility); AMEREN CORP., HCAR No. 26809, 1997 SEC LEXIS 2719 at *42 (Dec. 30, 1997) (steam heating business).

             Energy Management: EnergyUSA Commercial, Inc., along with its affiliates, provide energy management services, to industrial and large commercial customers, which enhance competitiveness through cost reductions, modernizing infrastructure and improving cost accountabilities.

             Rule 58(b)(1)(i) specifically permits registered holding companies to invest in a business that derives substantially all of its revenues from "the rendering of energy management services and demand-side management services." 17 C.F.R. Section 250.58(b)(1)(i). SEE ALSO CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at **60-61 (Feb. 25, 1998); CENTRAL AND SOUTH WEST CORP., HCAR No. 26367 (Sept. 1, 1995); AMERICAN ELEC. POWER CO., HCAR No. 26267 (Apr. 5, 1995); AMEREN CORP., HCAR No. 26809, 1997 SEC LEXIS 2719 at **44-45 (Dec. 30,
   1997); NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *95 (Aug. 1, 1997).

             HVAC Services: Two subsidiaries of EnergyUSA provide HVAC services to industrial and commercial customers. The Commission has permitted wholly-owned subsidiaries of registered holding companies to provide services to system utilities and non-affiliates related to heating, ventilation, and air conditioning. CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at **54-55 (Feb. 25, 1998); CINERGY CORP.,
   HCAR No. 26662, 1997 SEC LEXIS 294 at *3 (1997).

             Customer Information Services ("CIS"): Customer Information Services, Inc., a wholly-owned subsidiary of Development, participates with IBM in a joint venture to enhance a CIS system (and training for the system) which it markets to other utilities. The Commission has permitted retention by registered holding companies of a business that provides technical and consulting services, including billing services and information systems or data processing, to affiliated and non-affiliated companies. CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at *64 (Feb. 25, 1998) (consulting services related to information system/data processing); NEW CENTURY ENERGIES, INC., HCAR No. 26478, 1997 SEC LEXIS 1583 at *83 (Aug. 1, 1997) (intellectual property owned or developed in the course of utility operations); CENTRAL AND SOUTH WEST SERVICES, INC., HCAR No. 25132 (Aug. 10, 1990) (licensing and sale of computer programs developed in the course of utility business). In addition, these services are expressly permitted under Rule 58 (b)(l)(vii), since they involve technical expertise developed in the course of utility operations.

             Water Utilities: The Water Utilities supply water for residential, commercial and industrial uses in Indianapolis, Indiana and surrounding areas. Precedent exists for the retention of such water utilities and related activities by newly registered holding companies under circumstances where the divestiture of such interests would result in economic inequities and where such activities represent a small portion of the registered holding company's operations.

             The Water Utilities represent only a small portion of NiSource's total operations. In 1998, the Water Utilities had operating revenues of $84 million. This figure represents less than one percent of the $10.3 billion PRO FORMA combined operating revenues of NiSource following consummation of the Transaction. The Commission has previously authorized retention of water utilities by a newly registered holding company that had a similar, DE MINIMIS effect on the holding company's overall revenues. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *73 (Apr. 14, 1998), AFF'D SUB NOM.,
   MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999).

             NiSource's ownership of the Water Utilities results in significant savings to the water customers through economies of scale provided by NiSource. All of NiSource's subsidiaries benefit from shared administrative services, such as payroll, tax, and financial reporting software. Potential cost savings are also present through combined billing, call center, dispatching services and lowered capital expenditures. NiSource will prepare and file by amendment to this Application/Declaration a divestiture study for the Water Utilities and it anticipates that significant lost economies will result if NiSource is required to divest the Water Utilities.

             NiSource's ownership of the Water Utilities also provides financial benefits to NiSource's gas and electric utility subsidiaries. NiSource realizes property tax advantages for its gas and electric utilities by combining water property holdings with gas and electric holdings.

             In addition to the financial benefits that result to NiSource and its customers, NiSource's ownership of the Water Utilities also represents a strategic business opportunity as the competition in the energy industries accelerates and the natural gas and electric utility industries continue to deregulate. The ownership of water utilities, as well as gas and electric utilities, will enhance NiSource's ability to provide essential resources to all of its customers. The Water Utilities are strategically located less than 50 miles from NiSource's electric and gas service territory. Through its strong reputation in Indiana as a leading provider of electric and gas service, and through the customer loyalty it is building by providing quality service to its water customers, NiSource is in a strategic position to provide multiple energy services to all of its customers once deregulation occurs in Indiana.

             The Commission recently permitted Alliant Energy Corp., a newly registered holding company, to retain ownership of three water utilities under similar circumstances. WPL HOLDINGS, INC., HCAR No. 26856 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999). NiSource believes its circumstances justify retention of the Water Utilities by reference to such precedent and is preparing a study to address the economic consequences of divestiture.

             Waste Water Treatment: IWC Services, Inc., a wholly-owned subsidiary of IWCR, has a 52% interest in the White River Environmental Partnership that provides waste water treatment services for the cities of Gary, Plainfield and Indianapolis, Indiana. The Commission has permitted registered holding companies to own subsidiaries engaged in the ownership, operation and servicing of waste water treatment facilities and consulting and management services for waste water treatment. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at **94-96 (Apr. 14, 1998), AFF'D SUB NOM.,
   MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999); NEW CENTURY ENERGIES, INC., HCAR No. 26478, 1997 SEC LEXIS 1583 at *73 (Aug. 1, 1997); AMEREN CORP., HCAR No. 26809, 1997 SEC LEXIS 2719 at *43 (Dec. 30, 1997).

             Utility Related Services: SM&P and other NiSource subsidiaries perform underground utility locating and marking services in Indiana and other states. Miller installs, repairs and maintains underground pipelines used in gas, water and sewer transmission and distribution systems. SM&P provides services to four utility industries -- telephone, gas, electricity and water. Miller provides services to both gas and water utilities. The Commission has approved a registered holding company's ownership of a business engaged in providing construction, engineering and operation and maintenance services primarily to nonaffiliates. CENTRAL AND SOUTH WEST SERVS., INC., HCAR No. 26280 (Apr. 26, 1995) (provisions of engineering and construction services to nonaffiliates); ENTERGY CORP., HCAR No. 26322 (June 30, 1995) (provision of development, design, engineering, construction and maintenance and management services to domestic and foreign power projects); NEW ENGLAND ELEC. SYS., HCAR No. 26017 (Apr. 1, 1994) (provision of consulting services, including engineering, design and construction, to nonaffiliates); GENERAL PUB. UTILS. CORP., HCAR No. 25108 (June 26, 1990) (provision of engineering and management services in connection with investments in power production facilities and related projects); NEW CENTURY ENERGIES, INC., HCAR No. 26478, 1997 SEC LEXIS 1583 at *67 (engineering, construction and related services primarily to non-affiliates).

             Financing: Capital Markets provides financing for NiSource's non-utility subsidiaries and certain utility subsidiaries. The Commission has on a number of occasions authorized registered holding companies to own subsidiaries that provide financing and related financial services to their affiliated companies. SEE ALLEGHENY POWER SYS., INC., HCAR No. 26401 (Oct. 27, 1995); CSW CREDIT, INC., HCAR No. 26437 (Dec. 22, 1995).

             Real Estate: NiSource and its subsidiaries have invested in several different types of real estate ventures. These fall into several different categories, as described below.

             - A wholly-owned subsidiary of Development manages or sells off excess real estate owned by Development and other NiSource subsidiaries. These investments are functionally related to the activities of system utilities and therefore, under Commission precedent, NiSource should be allowed to retain the investment after NiSource becomes a registered holding company. SEE, E.G., CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at **53, 57, 60 (Feb. 25, 1998); UNITIL
                  CORP., HCAR No. 25524, 1992 SEC LEXIS 1017 at *3 n.7 (Apr. 24, 1992); WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *102 (Apr. 14, 1998), AFF'D SUB
                  NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F. 3d 1337 (D.C. Cir. 1999).

             - JOF Transportation Company, a wholly-owned subsidiary of Development, owns a 40% passive interest in railroad assets in the vicinity of several electric generating plants owned by Northern Indiana and which Northern Indiana currently uses to deliver coal to its electric generating plants. Retention of NiSource's interest would enable it to construct additional power lines or gas pipelines in the future and to ensure continued access to tracks needed to deliver coal to electric generating plants owned by Northern Indiana. The Commission has held that a registered public utility holding company may hold property that will be needed in the future to support operations of the utility company. SEE NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 LEXIS 1583 at **80-81 (Aug. 1, 1997) (water rights held in connection with the future addition of generation capacity); WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *111 (Apr. 14, 1998),
                  AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999) (undeveloped property for the future development of utility-related assets). The Commission has also allowed subsidiaries of registered public utility holding companies to acquire or maintain rail lines and rolling stock for the benefit of system utilities. SEE THE SOUTHERN CO., HCAR No. 25734 (Jan. 13, 1993); THE NORTH AMERICAN CO., HCAR No. 3405, 1942 SEC LEXIS 1069 at **85-88 (Apr. 15, 1942); NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 LEXIS 1583 at *75 (Aug. 1, 1997) (railroad maintenance facility); WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at **103-104 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F. 3d 1337 (D.C. Cir. 1999)
                  (ownership and operation of rail lines).

             - NDC Douglas Properties, Inc., a wholly-owned subsidiary of Development, has 15 passive interests in multiple-family residential developments, most of which are in the service territory of NiSource's utility subsidiaries. These investments are divided into six limited partnerships and nine limited liability companies and are held by NiSource in order to generate low-income housing tax benefits under Section 42 of the Internal Revenue Code. The investments are part of the continued commitment by NiSource to provide high quality, energy efficient, affordable housing to the residents of various geographic and economic regions served by its utilities. The Commission has allowed subsidiaries of registered holding companies to invest in low income housing provided that the holding company is a passive investor and that the purpose of the investment is to obtain federal and state income tax credits as well as fulfilling civic responsibilities. SEE AMEREN CORP., HCAR No. 26809, 1997 LEXIS 2719 at **51-53 (Dec. 30, 1997); GEORGIA POWER CO., HCAR No. 26220, 1995 SEC LEXIS 174 at *1 (Jan. 24, 1995).

             - KOGAF Enterprises, Inc. ("KOGAF"), a wholly-owned subsidiary of Development, has invested in a project to revitalize downtown Kokomo, Indiana, which is in the service territory of Kokomo Gas. KOGAF has a passive interest in a limited partnership which is conducting the revitalization project. KOGAF's total investment in the project is less than $100,000. Under Rule 40(a)(5), registered holding companies are permitted to invest up to $5 million annually in qualified state sponsored industrial development companies and up to $1 million annually in other local industrial or non-utility enterprises. 18 C.F.R. Section 250.40(a)(5).

                  SEE AMEREN CORP., HCAR No. 26809, 1997 SEC LEXIS 2719 at **46-47 (Dec. 30, 1997); OHIO POWER CO., HCAR No. 25604 (Aug. 11, 1992).

             - Lake Erie Land Company ("Lake Erie"), a wholly-owned subsidiary of Development, owns wetlands that can be used as offsets to enable developers to obtain approval for projects that require filling of wetlands. These offsets could be used for construction projects by NiSource system utilities and are also sold to other developers in need of offsets. Because it is difficult and economically inefficient to identify discrete, small tracts of wetlands to be restored each time a need for a small amount of offsets arises, it is beneficial to have a large bank of restored wetlands available to serve these needs as they arise and to sell the offsets to third parties to the extent that the available bank exceeds near term utility system needs. Commission precedent supports the retention of property held for future utility needs. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *111 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999). Furthermore, larger tracts of wetlands are environmentally preferable to smaller tracts that collectively comprise the same number of acres. Thus, NiSource is able to serve as a good environmental citizen as well as meeting its system utility needs for wetlands offsets by holding tracts of restored wetlands larger than the minimum necessary for the foreseeable needs of its system utilities. Divestiture of these assets would impose an economic hardship because of the difficulty and expense NiSource would incur if it had to purchase wetlands each time it needed wetlands offsets for utility development.

                  Lake Erie and a subsidiary also develop and operate tracts of land which were initially purchased in bankruptcy within the service territories of NiSource utility subsidiaries into model communities that serve community development and environmental interests. In order to assure the developments meet NiSource's goals for architectural, urban planning, and environmental considerations, NiSource has made an active investment in these projects. These investments, however, represent approximately $62 million or just over 1% of NiSource's net assets, and they are managed by a subsidiary that is separate from the system utility companies, so that any losses from these projects will have no adverse impact on the utilities or their ratepayers. NiSource requests that the Commission permit retention of this investment, given that these projects impose no significant risks on ratepayers and taking into consideration the economic hardship that NiSource would suffer if it were required to divest itself of these projects after the substantial investments it has made to ensure that the developments meet the established community development, urban planning and environmental goals. The Commission has allowed retention of real estate operations created by exempt holding companies before becoming registered even though such operations were not strictly related to utility operations. WPL HOLDINGS, INC., HCAR No. 26856 (Apr. 14, 1998); CONECTIV, INC., HCAR No. 26832
                  (Feb. 25, 1998); AMEREN CORPORATION, HCAR No. 26809 (Dec. 30, 1997); NEW CENTURY ENERGIES, INC., HCAR No. 26748 (Aug. 1, 1997). The Commission has also authorized real estate investments where they benefited utility operations. UNITIL CORP., HCAR No. 25524 (Apr. 24, 1992); AMERICAN ELECTRIC POWER CO., HCAR No. 21898 (Jan. 27, 1981).

             b.   Section 10(c)(2)

             The Transaction will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

             i.   Efficiencies and Economies

             The Commission should find that the Transaction is likely to produce substantial economies and efficiencies over time, chiefly in the areas of coordinated gas supply for the combined gas distribution utilities and coordinated utilization and optimization of interstate pipeline and storage capacity and gas storage deliverability. The Transaction will also produce economies and efficiencies relating to the development and marketing of energy services, both regulated and unregulated. The Transaction will make it possible for NiSource's and Columbia's gas distribution utilities to combine their separate portfolios of gas supply, transportation and storage arrangements. This will make the combined entity a larger volume participant in common supply basins and at market hubs and centers. Having this larger volume position will enable the combined entity to achieve larger savings and create greater efficiencies than NiSource and Columbia distribution utilities could achieve independently, increasing their purchasing power and creating flexibility in balancing demand and supply requirements of their combined utility systems. Moreover, as the dynamics in the natural gas industry continue to change (E.G., in response to the impact of growing Canadian gas supplies on the Midwest and Northeast markets, the elimination of inter-regional transportation "bottlenecks," the growing importance of hubs and market centers, the continued unbundling of LDC "merchant" (or gas sales or resales) functions from

   LDC delivery services, and the "de-contracting" of long-term firm transportation and storage contracts currently held by gas utilities), the marketplace will create greater opportunities for larger, more geographically diversified market participants. At the same time, the marketplace will place increased importance on reducing transaction costs to enable service providers to offer services at low cost.

             Competitive Rates and Services: The Transaction will permit NiSource to meet the challenges of the increasingly competitive environment in the utility industry more effectively than either it or Columbia would alone. The Transaction also will create financial and operational benefits for customers in the form of lower rates and better services over the long-term. The Transaction will be presented to or subject to the approval of the relevant state public service commissions. Those regulatory bodies will address the Transaction in the context of its effect on rates and service in each jurisdiction and NiSource will demonstrate the benefits of the Transaction in the process of obtaining approvals.

             Increased Size and Stability: Shareholders will benefit over the long-term from the greater financial strength and financial flexibility which NiSource will obtain. NiSource will be better able to take advantage of future strategic opportunities and to reduce its exposure to changes in economic conditions in any particular segment of its business.

             Diversification of Service Territory: The combined service territories of NiSource and Columbia will be larger and more geographically diverse than the independent service territories of each company, reducing the combined company's exposure to changes in economic, competitive or climatic conditions in any given sector of the combined service territory relative to the exposure NiSource and Columbia now face.

             Coordination of Diversification Programs: NiSource and Columbia each have complementary unregulated businesses, and NiSource, as a stronger financial entity after the Transaction, should be able to manage and pursue these unregulated businesses more efficiently and effectively as a result of access to lower-cost capital and efficiencies achievable through greater size.

             Complementary Operational Functions: The combination of NiSource and Columbia will allow NiSource after the Transaction to offer customers a more complete menu of service options and a better operational balance. Combining Columbia's natural gas-related businesses with NiSource's electric expertise and operations, will enhance the range and quality of product offerings and services that can be offered to Columbia's customers. The combined companies will also be better positioned to manage the fluctuating weather-related load profiles of their gas distribution utilities.

             Although some of the anticipated economies and efficiencies will be fully realizable only on a long-term basis and some of the potential benefits cannot be precisely estimated, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. SEE AMERICAN ELEC. POWER CO., HCAR No. 20633 (July 21,
   1978); CENTERIOR ENERGY CORP., HCAR No. 24073, 1986 SEC LEXIS 1655 at *18 (Apr. 29, 1986) ("[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.") (footnote omitted). SEE ALSO ENERGY EAST CORP., HCAR No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential but presently unquantifiable savings). There is no requirement in Section 10(c)(2) that the specific dollar estimates of future savings be large in relation to the gross revenues of the companies involved. SEE AMERICAN NATURAL GAS CO., HCAR No. 15620 (Dec. 12, 1966).

             NiSource is continuing to analyze potential cost savings resulting from the Transaction. Details will be filed by amendment to this Application/Declaration.

             ii.  Integrated Gas Utility System

             Under Section 10(c)(2), the Commission must affirmatively find that the acquisition of Columbia by NiSource "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system." 15 U.S.C.
   Section 79j(c)(2). An "integrated public-utility system" is defined in Section 2(a)(29), 15 U.S.C. Section 79j(c)(2) to mean:

             (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; PROVIDED, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.22




   22     Unlike the definition of an "integrated electric utility
   system" in Section 2(a)(29)(A) of the Act, physical interconnection of the component parts of a gas utility system is not required. Further, the Commission has previously recognized that "integrated or coordinated operations of a gas system under the Act may exist in the absence of [physical] interconnection." AMERICAN NATURAL GAS CO., HCAR No. 15620, 1966 SEC LEXIS 469 at *11 n.5 (Dec. 12, 1966).

             The combination of Columbia's gas utility operations with the NiSource gas utility operations will yield an integrated gas-utility system within the meaning of Section 2(a)(29)(B) of the Act. Indeed, because Columbia's gas distribution properties form a bridge between the Midwest and the mid-Atlantic and northeast regions, bringing NiSource's and Columbia's gas distribution operations together will forge even more substantial links between NiSource's Midwestern gas utility operations and its New England operations than the links that this Commission noted in 1999 in approving NiSource's acquisition of Bay State.

             Single Area Or Region: The gas utility system resulting from the Transaction will include eight gas utilities located in the contiguous states of Indiana, Kentucky, Ohio, Pennsylvania, Virginia and Maryland and two gas utilities located in the contiguous states of Massachusetts, New Hampshire and Maine. The utilities located in contiguous states will be effectively interconnected by affiliated and non-affiliated interstate pipelines and storage. The two groups of contiguous utilities will likewise be capable of effective integration through the coordinated use of pipeline and storage capacity and supply sources they have in common.

             Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." 15 U.S.C.
   Section 79b(a)(29)(B). Moreover, in considering whether an "area or region" is so large as to impair "the advantages of localized management, efficient operation, and the effectiveness of regulation," the Commission must consider the "state of the art" in the industry. ID.

             The Commission's prior decisions establish that separation between the states served is not determinative as to whether utility operations constitute an integrated public utility system. SEE MCN CORP., HCAR No. 26576 (Sept. 17, 1996) (approving acquisition of an interest in a gas-utility company by an exempt gas-utility holding company whose service area is located more than 500 miles distant in a non-adjoining state); SEMPRA ENERGY, HCAR No. 26971 (Feb. 1, 1999) (approving natural gas utility operations in California and North Carolina as a single integrated public-utility system). The integration of NiSource's Massachusetts, New Hampshire and Maine gas utility operations and its Indiana gas utility operations has already been established. This was an essential finding in the Commission order approving NIPSCO's acquisition of Bay State. NIPSCO INDUS., INC., HCAR 26975 (Feb. 10, 1999). With the exception of NiSource's New England operations the gas distribution operations of Columbia and NiSource are in contiguous states and, given their location and reliance on many of the same interstate pipelines, are readily susceptible to being operated as an integrated system.

             Common Source Of Supply: Historically, in determining whether two distant gas companies share a "common source of supply," the Commission has placed primary importance on whether the gas supply of the two companies is derived from the same gas producing areas (or basins), recognizing that the most significant economies and efficiencies that two gas utilities can achieve is through the coordination and management of gas supply. The Commission has also considered whether the two entities are served by a common pipeline. Further, the Commission has found an integrated system to exist where two entities purchase their gas from different pipelines which originate in the same gas producing area and/or interconnect at various points along the transportation route. 23

             The NiSource and Columbia gas utility systems will functionally perform as a coordinated system. They now purchase gas from common sources of supply (including the onshore and offshore Texas and Louisiana producing region and the mid-Continent region) and will continue to do so. Moreover, they will each have enhanced opportunities to increase their respective purchases of Western Canadian Sedimentary Basin gas sourced through the Chicago market center. The NiSource and Columbia gas utility systems currently hold firm transportation service agreements on a number of the same interstate pipelines, including ANR, Panhandle Eastern, Tennessee Gas, Texas Gas, Texas Eastern and Transco. The NiSource Midwestern gas utilities are physically linked through Crossroads' interconnections with Columbia Transmission, Trunkline and Panhandle Eastern with a transmission system (Columbia Transmission) that serves each of the Columbia gas distribution utilities. The Columbia and NiSource gas distribution utilities also make use of other, regional pipelines to transport and deliver Canadian and Appalachian-sourced supplies, including Crossroads, National Fuel and CNG. In addition, gas purchased by the unregulated marketing affiliates of each of NiSource and Columbia has been transported by NiSource subsidiary Crossroads for further delivery to utility customers served by NiSource's and Columbia's gas public utilities located in Indiana, Ohio and Pennsylvania. These links, and the increased presence the combined NiSource and Columbia utilities will have at Midwestern, mid-Atlantic and northeastern market centers, will facilitate coordinated management of interstate transportation and gas supplies. Additional efficiencies and arbitrage opportunities will be realized over time through the combined companies' use of a single data management system to record gas transaction data.

             Trading "hubs" and market centers have rapidly grown in importance as a result of the construction of new pipeline capacity, the unbundling of interstate transportation from gas sales, the development of high deliverability salt cavern storage gas storage facilities and local distribution companies' "de-contracting" of firm pipeline capacity. Trading hubs and market centers now provide market participants with access to gas supplies sourced from multiple, widely


   23     SEE MCN CORP., HCAR No. 26576 (Sept. 17, 1996); CENTRAL POWER
   CO., et al., HCAR No. 2471 (Jan. 7, 1941).

   separated producing areas, by way of any number of interconnected interstate pipeline facilities at a manageable number of common geographic points. These hubs and centers have contributed to the establishment of a fully integrated, competitive marketplace in which real-time pricing is available.24

             Using many of the same hubs and market centers, the NiSource and Columbia gas public utilities and their affiliates have daily opportunities to coordinate and manage their gas supply and transportation portfolios. These opportunities will increase in number and scope as a consequence of the combination of the two groups of distribution companies. The result will be increased efficiency and economy, and a greatly enhanced ability to support retail unbundling and performance-based ratemaking initiatives that will benefit the distribution companies' customers and their shareholders alike. So, for example, gas purchased, sold or exchanged at the Lebanon Hub in Ohio can satisfy the gas distribution utility requirements of NiSource's Indiana gas utility subsidiaries, Columbia's gas distribution companies in the mid-Atlantic region and NiSource's gas distribution subsidiaries in New England. By utilizing existing NiSource capacity and deliverability entitlements at the Egan Storage hub in Louisiana, the various NiSource and Columbia distribution utilities can achieve additional pricing certainty and operational flexibility, and can share these benefits through their common use of the Columbia Gulf/Columbia Transmission, ANR, Trunkline/Panhandle Eastern, Tennessee Gas and Texas Gas systems. Moreover, upon the completion of various proposed pipelines and/or pipeline expansions from the Chicago area to the eastern U.S. markets, the combined NiSource and Columbia distribution companies, either directly or through interstate pipeline affiliates, will have direct access to all gas supplies entering the Chicago market center.

             Industry studies indicate that the importation of low-cost western Canadian gas is reshaping the dynamics of gas supply in certain U.S. markets (in particular the Midwest and Northeast).25 Those studies conclude that, in the future, there will be much more of a west-to-east flow of gas to the Northeast. With the expansion of import capacity into the Chicago area, it is projected that the Midwest will experience an excess supply situation. This expectation


   24     As a result of the evolution of an integrated, competitive marketplace for both supply and transportation, the duration of contracts has shortened considerably. In fact, local distribution companies now purchase significant amounts of their gas supply under short-term (E.G., daily) arrangements. Some local distribution companies are as a corollary reducing their exposure under long-term firm transportation contracts (a process known as "de-contracting").

     25     SEE, E.G., Energy Information Administration, NATURAL GAS 1998:
   ISSUES AND TRENDS, Ch. 5 (Natural Gas Pipeline Network: Changing and Growing), at 109-27 (Washington, D.C. May 1999).

   has lead to various regional pipeline expansion proposals between the Midwest and Northeast, all of which are designed to move Midwest supplies to the supply-constrained Northeast markets.26 As a consequence, it is likely that the Midwest itself will become an important supply region for gas moving to the Northeast. The combination of the NiSource and Columbia systems will produce a single, integrated gas utility system, whose components will be linked by affiliated and third party interstate pipelines, in an essentially unbroken chain extending from the northwestern corner of Indiana through the Midwest to the mid-Atlantic region and east into New England.

             State Of The Art: Any determination of the appropriate size of the area or region calls for consideration of the "state of the art" in the gas industry. This "state of the art" continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the emergence of natural gas marketers and brokers, and the "un-bundling" of the commodity and transportation functions of pipelines in response to various FERC initiatives.27 Of particular importance has been the formation of a national network of trading hubs at locations where interstate pipelines intersect.28 Today,


   26     See generally "THE OUTLOOK FOR IMPORTED NATURAL GAS," INGAA
   Foundation, Inc. Report No. F-9705 (prepared by the Brattle Group,
   1997). INGAA notes (at II-21 to II-22) that 5.4 Bcf/day of import capacity additions into the Midwest have been proposed, and that over 4 Bcf/day of pipeline capacity additions have been proposed to facilitate the flow of gas from the Midwest to the Northeast. Most of these projects are planned to come on line between 1998-2000.

     27     The Commission has taken notice of the regulatory and
   technological changes that have reshaped the natural gas industry over the past two decades. SEE 1995 Report, at 29-38. The 1995 Report recommended that the Commission "interpret the single area or region' requirement [of Section 2(a)(29)] flexibly, recognizing technical advances, consistent with the purposes and provisions of the Act."
   ID. at 73.

     28     The development of trading hubs and market centers was the direct outgrowth of FERC's Order 636, which required interstate pipelines to separate, or "un-bundle," the commodity and transportation and storage functions of the interstate pipelines. SEE REGULATION OF NATURAL GAS PIPELINES AFTER PARTIAL WELLHEAD DECONTROL, Order No. 636, 57 Fed. Reg. 13,267 (Apr. 16, 1992). FERC has promoted the development of trading hubs as a means and location for providing services that customers of the interstate pipelines (I.E., shippers) need in order to manage their portfolios of gas supply, transportation, and storage, all of which can now be contracted separately. Today, there are more than 39 trading centers and market hubs in operation. For a comprehensive analysis of the role of market trading activity conducted at hubs plays an increasingly vital role in the overall management of the assets in a gas portfolio (supply, transportation and storage). The hubs frequently utilized as trading centers for gas supply destined for the Midwest, mid-Atlantic, and New England markets are listed below:


            Name of Hub      Location     Interconnecting Pipelines
            -----------      --------     -------------------------

              Lebanon          Ohio       ANR, CNG, Columbia Transmission,
                                          Panhandle Eastern, Texas Gas,
                                          Texas Eastern

             Portland        Tennessee    Tennessee Gas, Midwestern Gas
                                          Transmission Co.

              Maumee           Ohio       ANR, Columbia Transmission,
                                          Panhandle Eastern

               Leidy       Pennsylvania   Transco, Texas Eastern, CNG,
                                          National Fuel

             Ellisburg     Pennsylvania   Tennessee Gas, National Fuel


          Chicago Market     Illinois     ANR, NGPL, Crossroads/Columbia,
                                          Midwestern to Tennessee Gas,
                                          Northern Border, Alliance
                                          (proposed), TriState or Vector
                                          to TransCanada to Millennium
                                          (proposed), ANR to Independence
                                          to National Fuel and Transco
                                          (proposed)

             Henry Hub       Louisiana    ANR, NGPL, Texas Gas, Trunkline,
                                          Transco, Columbia Gulf

            Perryville       Louisiana    Tennessee Gas, Texas Gas,
                                          Reliant Gas Transmission

             Broad Run     West Virginia  Columbia Transmission, Tennessee
                                          Gas

             Trading hubs (including all of those listed above) essentially function as physical transfer points between intersecting pipelines, where shippers (I.E., buyers and sellers) and traders can sell, exchange or trade gas or pipeline capacity or redirect hubs and trading centers, see ENERGY INFORMATION ADMINISTRATION, NATURAL GAS 1996: ISSUES AND TRENDS, DOE/EIA-0560(96).

   deliveries to a different pipeline. Further, various types of unbundled services are typically available at trading hubs, such as temporary storage, parking and loaning of gas, and balancing. Because of the role played today by market hubs and market centers, coordination of the operations of two or more geographically diversified gas companies is no longer dependent solely upon having contractual capacity on the same interstate pipelines, so long as the companies both have access to one or more common trading hubs.

             Importantly, trading hubs now allow gas distribution companies operating in a much larger area or region of the country to realize operating economies and efficiencies from coordinated operation that were once achievable only by contiguous or nearly contiguous gas companies supplied by the same interstate pipelines. In fact, as discussed below, the opportunities to achieve operating economies may be even greater where companies seeking to combine have significantly different load profiles (E.G., non-coincident seasonal peaks, a substantially different customer mix, etc.).29 This logic applies with even greater force where, as in this case, one of the companies (NiSource) has gas distribution operations in a major gas market center (the Chicago market center) and in a region which industry forecasts expect to experience significant growth in demand (the U.S. northeast) while others (the Columbia distribution utilities) are located between the market center and the high growth area.

             Because the NiSource and Columbia distribution utilities share access through their respective pipeline transporters to several industry-recognized market and supply-area hubs, they will have the ability physically to coordinate and manage their portfolios of supply, transportation and storage. One example of this is the potential for coordination using the Egan Storage facility and common interconnecting pipelines described above. NiSource and Columbia also have access to the Henry Hub in southern Louisiana via capacity on the ANR, NGPL, Trunkline, Texas Gas, Transco and Columbia Gulf pipelines. The Henry Hub is the recognized center for natural gas futures trading in the U.S. Through nine interstate and four intrastate pipeline interconnections, market participants such as Columbia and NiSource's gas distribution utilities and other affiliates can physically support, if necessary, the utilization of financial derivatives as a means of managing price volatility.

             Moreover, through interconnections via Crossroads and third party pipelines between NiSource's midwestern gas distribution utilities and the Columbia Transmission system, both NiSource's and Columbia's gas public utilities will benefit from the ability to share and optimize storage capacity each company owns or has under contract.


   29     For example, due to the normal effects of the west-to-east
   "weather lag," Bay State's demand pattern tends to follow the NiSource demand pattern by, on average, 24 to 48 hours.

   As previously stated, NiSource has access to "high deliverability" salt dome storage capacity held by Northern Indiana in Texas and Louisiana, while Columbia's distribution companies have contractual rights to use the substantial storage capacity operated by Columbia Transmission. Similar opportunities to optimize contractual entitlements to capacity and deliverability exist with respect to the LNG storage capacity which the NiSource and Columbia distribution companies own or have under contract. Shared access to the various classes of gas storage facilities would provide NiSource and Columbia with an important gas balancing capability, which will allow the combined companies to manage fluctuating weather-related load profiles on their various distribution systems.

             Finally, by making enhanced use of the Crossroads/Columbia Transmission interconnect, Columbia's distribution companies would gain direct access to the Chicago market center. Such access will be an important gas supply resource and a vital risk management tool as the Chicago market center becomes an increasingly important source of gas for all eastern U.S. markets.

             No Impairment: The resulting integrated gas system to be formed by the combination of Columbia's gas properties with those of NiSource will not be "so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation."

             In this case, the separate corporate identity and local headquarters of each of Columbia's five natural gas public utility subsidiaries will be maintained. Further, following the Transaction, each of the Columbia and NiSource public utilities will remain subject to regulation as to rates, service, and other matters by the regulatory agencies in each of the states in which they provide public utility services.

        4.   Section 10(f)   State Laws and Section 11

             Section 10(f) of the Act provides that:

        The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

   15 U.S.C. Section 79k(f).  As described in Item 4 of this
   Application/Declaration, NiSource and Acquisition Corp. will comply with all applicable state laws related to the Transaction.

   B.   INTRA-SYSTEM PROVISION OF SERVICES

          In addition to requesting that the Commission find that Corporate Services meets the organizational and operational requirements of Section 13(b) for subsidiary service companies, NiSource also requests exemptions from the provisions of Rules 90 and 91, and the at-cost requirements contained therein, in connection with services provided by Corporate Services to any affiliated qualifying facilities ("QFs"), independent power producers ("IPPs"), exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). As described in more detail below, NiSource believes these exemptions will help these companies compete more effectively for the provision of services to such entities, which are either majority owned by unaffiliated third parties (eliminating the potential for abusive affiliate transactions) or are otherwise adequately regulated with respect to affiliated transactions and do not otherwise present the concerns for which the Commission developed its at-cost requirements. The Commission has granted similar exemptions to existing registered holding companies. All other services provided by NiSource system companies to other NiSource system companies will be in accordance with the requirements of Section 13 of the Act, unless otherwise exempted by the Commission or the rules promulgated under the Act.

             1.   Corporate Services

             As described above, although NiSource may maintain Columbia Energy Services as a separate service company during a transitional period, NiSource currently intends to combine Columbia Energy Services with NiSource's corporate service company. Corporate Services will provide Northern Indiana, Kokomo Gas, NIFL, Columbia Ohio, Columbia Pennsylvania, Columbia Virginia, Columbia Kentucky and Columbia Maryland, pursuant to an appropriate service agreement, with a variety of administrative, management and support services, including services relating to planning, transportation, materials management, facilities and real estate, accounting, budgeting and financial forecasting, finance and treasury, rates and regulation, legal, internal audit, corporate communications, environmental, fuel procurement, corporate planning, investor relations, human resources, marketing and customer services, information systems, information technology management, general administrative and executive management services and other services. In accordance with the service agreement, any services provided by Corporate Services will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. To accomplish this, employees of Corporate Services will record transactions utilizing the existing data and accounting systems of each client company. Costs of Corporate Services will be accumulated in accounts and directly assigned, distributed and allocated to the appropriate client company in accordance with the guidelines set forth in the service agreement. NiSource is currently developing the system and procedures necessary to implement the Commission's rules.

             Corporate Services' accounting and cost allocation methods and procedures are structured so as to comply with the Commission's requirements for service companies in registered holding company systems. Its billing system uses or will use the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" established by the Commission for service companies of registered holding company systems.

             As compensation, the service agreement would provide that the client company will pay to Corporate Services all costs which reasonably can be identified and related to particular services performed by Corporate Services. Where more than one client company has received benefits from a service performed by Corporate Services, costs will be directly assigned, distributed or allocated, between or among such client companies on a basis reasonably related to the services performed. Therefore, charges for all services provided by Corporate Services to affiliated utility companies will be on an "at cost" basis in accordance with Rules 90 and 91 of the Act.

             NiSource has not yet determined whether Corporate Services will perform services to NiSource's and Columbia's non-utility subsidiaries under the service agreement or a separate non-utility service agreement. Nevertheless, services provided by Corporate Services to non-utility affiliates will also be charged on an "at cost" basis in accordance with Rules 90 and 91 of the Act, except as authorized by the Commission to be provided at fair market value.

             Section 13(b) of the Act allows the Commission to exempt transactions, by rule, regulation or order, from the provisions of
   Section 13(b) and the rules promulgated thereunder if such transactions:

             (1) are with any associate company which does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public utility company operating within the United States or (2) involve special or unusual circumstances or are not in the ordinary course of business.

   15 U.S.C. Section 79m(b). The Commission grants such an exemption to permit non-utility subsidiaries of a registered holding company to provide certain services to FUCOs, EWGs, IPPs and QFs at market-based rates.30 In addition, in the 1995 Report, the Division recommended that "the SEC should also issue exemptive orders under Section 13 allowing more nonutility subsidiaries to charge market rates to nonutility affiliates."31 The Commission's primary concern under


   30     See, E.G., ENTERGY CORP., HCAR No. 26322 (June 30, 1995);
   GENERAL PUB. UTILS. CORP., HCAR No. 26307 (June 14, 1995); THE
   SOUTHERN CO., HCAR No. 26212 (Dec. 30, 1994).

   31     1995 Report at 102.

   Section 13 is to protect utility subsidiaries in a registered holding company system from abusive cross-subsidization transactions with non-utility affiliates. Exemptions from Rules 90 and 91 for transactions solely between non-utility affiliates will not interfere with the financial integrity of the utility affiliates, but will benefit the holding company system by permitting it to offer competitively priced services based on market considerations. Therefore, Corporate Services requests that the Commission grant an exemption from the provisions of Rules 90 and 91, and the at-cost requirement contained therein, in order for Corporate Services to provide services to associate FUCOs, EWGs, IPPs and QFs. No services will be provided at market-based rates to a FUCO, EWG, IPP or QF selling electricity to Northern Indiana unless authorized by the Act or the Commission.

             No change in the organization of Corporate Services, the type and character of the client companies, the methodology for allocating costs to client companies, or the scope and character of the services to be rendered subject to Section 13 of the Act, or any rule promulgated by the Commission thereunder, shall be made unless and until Corporate Services shall have first provided the Commission with written notice of the proposed change at least 60 days prior to the proposed effective date. If, upon the receipt of such notice, the Commission notifies Corporate Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule promulgated by the Commission thereunder, then the proposed change will not become effective unless and until Corporate Services has filed with the Commission an appropriate declaration regarding the proposed change and the Commission has permitted the declaration to become effective.

             NiSource submits that its service agreements will be structured in a manner which complies with Section 13 of the Act and the Commission's rules and regulations thereunder and requests the Commission's approval of these agreements.

             Rule 88 provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted or to be conducted, as to meet the requirements of section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule 90]), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified" in the instructions for that form, by such company or the persons proposing to organize it. 17 C.F.R. Section 250.88. Notwithstanding the language of Rule 88, the Commission has recently made findings under Section 13(b) based on information set forth in an Application/Declaration or Form U-1, without requiring the formal filing of a Form U-13-1. SEE CINERGY CORP., HCAR No. 26146 (Oct. 21, 1994); UNITIL CORP., HCAR No. 25524 (April 24, 1992). In this Application/Declaration, NiSource submits the same information as would be submitted in a Form U-13-1.

             Accordingly, NiSource submits to the Commission that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application/Declaration should be deemed to constitute the filing of Form U-13-1 for purposes of Rule 88.


   ITEM 4.   REGULATORY APPROVALS
             --------------------

             Approval of the Transaction is required, or may be required, from, and the Transaction will be reviewed by, the following state public utility commissions: Public Utilities Commission of Ohio, Virginia State Corporation Commission, Maryland Public Service Commission, Pennsylvania Public Utility Commission, Kentucky Public Service Commission, Maine Public Utilities Commission and New Hampshire Public Utilities Commission. In addition, certain aspects of the Transaction (the transfer of control of Columbia's FERC-jurisdictional power marketing subsidiaries to NiSource) are subject to the jurisdiction of FERC under Section 203 of the Federal Power Act. The Transaction is also subject to the notification and reporting requirements of the HSR Act. The HSR waiting period expired on August 4, 1999. No other state or federal commission has jurisdiction over the Transaction.

   ITEM 5.   PROCEDURE
             ---------
             NiSource and Acquisition Corp. respectfully request the Commission to expedite its approval of this Application/Declaration.
   A proposed form of notice is attached hereto as Exhibit H-1. NiSource hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the Transaction.

   ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
             ---------------------------------

        A.   EXHIBITS
             --------

             A-1 Amended and Restated Articles of Incorporation of NiSource Inc. dated as of May 13, 1998, as amended on May 20, 1998 and April 14, 1999.

             A-2 Amended and Restated By-Laws of NiSource Inc. dated as of April 14, 1999.

             A-3 Articles of Incorporation of Columbia. (To be filed by amendment)

             A-4       By-Laws of Columbia. (To be filed by amendment)

             A-5       Articles of Incorporation of Acquisition Corp.

             A-6       By-Laws of Acquisition Corp.

             B-1       Service Agreement.  (To be filed by amendment)

             B-2 Commitment Letter dated June 23, 1999 to NiSource Inc. from Credit Suisse First Boston Corporation and Barclays Bank PLC. (Incorporated by reference to Exhibit 11(b)(1) to the Schedule 14D-1 filed by CEG Acquisition Corp. and NiSource Inc. on June 25, 1999).

             B-3 Credit Agreement and related documentation. (To be filed by amendment)

             B-4 Support Agreement dated April 4, 1989, as amended on May 15, 1989, December 10, 1990 and February 14, 1991 between NIPSCO Industries, Inc. (now known as NiSource Inc.) and NIPSCO Capital Markets, Inc. (now known as NiSource Capital Markets, Inc.). (Incorporated by reference to
                       Exhibit 4.2 to the Registration Statement on Form S-3 filed by NIPSCO Capital Markets, Inc. and NIPSCO Industries, Inc. on November 13, 1992 (Registration No. 33-54516)).

             B-5 Agreement and Documents Relevant to the Merger of Acquisition Corp. and Columbia. (To be filed by amendment)

             C-1 Schedule 14D-1 filed by CEG Acquisition Corp. and NiSource Inc. to acquire outstanding shares of Columbia Energy Corp. (Filed with the Commission on June 25, 1999, File No. 510049 and incorporated by reference herein)

             D-1.1 Application to the FERC under the Federal Power Act. (To be filed by amendment)

             D-1.2     Order of the FERC.  (To be filed by amendment)

             D-2.1 Application to the Virginia Commission. (To be filed by amendment)

             D-2.2 Order of the Virginia Commission. (To be filed by amendment)

             D-3.1 Application to the Maryland Commission. (To be filed by amendment)

             D-3.2 Order of the Maryland Commission. (To be filed by amendment)

             D-4.1 Application to the Pennsylvania Commission. (To be filed by amendment)

             D-4.2 Order of the Pennsylvania Commission. (To be filed by amendment)

             D-5.1 Application to the Ohio Commission. (To be filed by amendment)

             D-5.2 Order of the Ohio Commission. (To be filed by amendment)

             D-6.1 Application to the Kentucky Commission. (To be filed by amendment)

             D-6.2 Order of the Kentucky Commission. (To be filed by amendment)

             D-7.1 Application to the Maine Commission. (To be filed by amendment)

             D-7.2 Order of the Maine Commission. (To be filed by amendment)

             D-8.1 Application to the New Hampshire Commission. (To be filed by amendment)

             D-8.2 Order of the New Hampshire Commission. (To be filed by amendment)

             E-1 Map of service territory of NiSource. (To be filed by amendment)

             E-2 Map of service territory of Columbia. (To be filed by amendment)

             E-3 Map of service territory of Bay State. (To be filed by amendment)

             E-4 NiSource Corporate Organization Chart. (To be filed by amendment)

             E-5 Columbia Corporate Organization Chart. (To be filed by amendment)

             E-6 Corporate Organization Chart of Companies after Merger. (To be filed by amendment)

             F-1       Opinion of Counsel.  (To be filed by amendment)

             F-2 Past Tense Opinion of counsel. (To be filed by amendment)

             G-1 Annual Report of NiSource on Form 10-K for the year ended December 31, 1998. (Filed with the Commission on March 25, 1999, File No. 1-9776 and incorporated by reference herein)

             G-2 Annual Report of Columbia on Form 10-K for the year ended December 31, 1998. (Filed with the Commission on March 26, 1999, File No. 1-1098 and incorporated by reference herein)

             G-3 Quarterly Report on Form 10-Q of NiSource for the quarter ended March 31, 1999. (Filed with the Commission on May 13, 1999, File No.1-9779 and incorporated by reference herein)

             G-4 Quarterly Report on Form 10-Q of Columbia for the quarter ended March 31, 1999. (Filed with the Commission on May 13, 1999, File No. 1-1098 and incorporated by reference herein)

             G-5 Quarterly Report on Form 10-Q of NiSource for the quarter ended June 30, 1999. (Filed with the Commission on August 13, 1999, File No.1-9779 and incorporated by reference herein)

             G-6 Quarterly Report on Form 10-Q of Columbia for the quarter ended June 30, 1999. (Filed with the Commission on August 11, 1999, File No. 1-1098 and incorporated by reference herein)

             G-7       Form U-3A-2 of NiSource for the year ended
                       December 31, 1998. (Filed with the Commission on February 26, 1999, File No. 69-340 and incorporated by reference herein)

             G-8 Form U5S of Columbia for the year ended December 31, 1998. (Filed with the Commission on April 30, 1999, File No. 101098 and incorporated by reference herein)

             H-1       Proposed Form of Notice.

             I-1 Divestiture Study of Northern Indiana. (To be filed by amendment)

             I-2 Divestiture Study of Water Utilities. (To be filed by Amendment)

        B.   FINANCIAL STATEMENTS
             --------------------

             FS-1      NiSource Unaudited Pro Forma Condensed
                       Consolidated Balance Sheet. (To be filed by amendment)

             FS-2      NiSource Unaudited Pro Forma Condensed
                       Consolidated Statement of Income. (To be filed by amendment)

             FS-3 Notes to NiSource Unaudited Pro Forma Condensed Consolidated Financial Statements. (To be filed by amendment)

             FS-4 NiSource Consolidated Balance Sheet as of December 31, 1998. (Included in Exhibit G-1)

             FS-5 NiSource Consolidated Statement of Income for the twelve months ended December 31, 1998. (Included in Exhibit G-1)

             FS-6 Columbia Consolidated Balance Sheet as of December 31, 1998. (Included in Exhibit G-2)

             FS-7 Columbia Consolidated Statement of Income for the twelve months ended December 31, 1998. (Included in Exhibit G-2)

   ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
             ---------------------------------------
             The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction that is the subject of this Application/Declaration will not result in changes in the operation of NiSource or its subsidiaries that will have an impact on the environment. NiSource is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.

        SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application/Declaration filed herein to be signed on its behalf by the undersigned thereunto duly authorized.


        NISOURCE INC.

        By:     /s/ Gary L. Neale
                -------------------------
        Name:   Gary L. Neale
        Title:  Chairman and President


        CEG ACQUISITION CORP.

        By:     /s/ Gary L. Neale
                -------------------------
        Name:   Gary L. Neale
        Title:  Chairman and President

        Date:   September 20, 1999




                                                             EXHIBIT A-1
                                                             -----------

                              AMENDED AND RESTATED
                        ARTICLES OF INCORPORATION OF

                                 NISOURCE INC.


                                   ARTICLE I

                                      NAME

        The name of the Corporation is NISOURCE Inc.

                                   ARTICLE II

                               PERIOD OF DURATION

        The period during which the Corporation shall continue is perpetual.

                                  ARTICLE III

                               PURPOSE AND POWERS

        PURPOSE. The purpose for which the Corporation is formed is the transaction of any or all lawful business for which corporations may be incorporated under the Act.

        POWERS. The Corporation shall have the capacity to act possessed by natural persons and, subject to any limitations or restrictions imposed by the Act, other law or the Articles of Incorporation, shall have the power to do all acts and things necessary, convenient or expedient to carry out the purposes for which it is formed.

                                ARTICLE IV

                         REGISTERED OFFICE AND AGENT

        The street address of the Corporation's registered office in Indiana and the name of its registered agent at that office is Nina M. Rausch, 5265 Hohman Avenue, Hammond, Indiana 46320.

                                ARTICLE V

                              AUTHORIZED SHARES

   A.   AUTHORIZED CAPITAL SHARES.

        The total number of shares which the Corporation shall have the authority to issue shall be 420,000,000 shares, of which 400,000,000 shares shall be Common Shares without par value and 20,000,000 shares shall be Preferred Shares without par value.





   B.   PREFERRED SHARES.

        Preferred Shares may be issued from time to time in one or more series as may from time to time be determined by the Board of Directors. Each series shall be distinctly designated. All shares of any one series of the Preferred Shares shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The powers, preferences and relative, participating, optional and other rights of each such series, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any other series at any time outstanding. Subject to the provisions of Section C of this ARTICLE V, the Board of Directors is hereby expressly granted authority to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of Preferred Shares, the designation, powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of such series, including, but without limiting the generality of the foregoing, the following:

             (a) the distinctive designation of, and the number of Preferred Shares which shall constitute the series, which number may be increased (except as otherwise fixed by the Board of Directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the Board of Directors;

             (b) the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series shall be paid, the extent of preferences or relation, if any, of such dividends to the dividends payable on any other class or classes of shares of the Corporation, or on any series of Preferred Shares or of any other class or classes of shares of the Corporation and whether such dividends shall be cumulative or noncumulative;

             (c) the right, if any, of the holders of shares of the series to convert the same into, or exchange the same for, shares of any other class or classes of shares of the Corporation, or any series of Preferred Shares, and the terms and conditions of such conversion or exchange;

             (d) whether shares of the series shall be subject to a redemption price or prices including, without limitation, a redemption price or prices payable in Common Shares and the time or times at which, and the terms and conditions upon which shares of the series may be redeemed;

             (e) the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of the Corporation;

             (f) the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and

             (g) the voting powers, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include (i) the right to more or less than one vote per share on any or all matters voted upon by the shareholders and (ii) the right to vote, as a series by itself or together with other series of Preferred Shares or together with all series of Preferred Shares as a class, upon such matters, under such circumstances and upon such conditions as the Board of Directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of Preferred Shares or together with all series of Preferred Shares as a class, to elect one or more directors of this Corporation in the event there shall have been a default in the payment of dividends on any one or more series of Preferred Shares or under such other circumstances and upon such conditions as the Board of Directors may determine.

        No holder of any shares of any series of Preferred Shares shall be entitled to vote for the election of directors or in respect of any other matter except as may be required by the Indiana Business Corporation Law, as amended, or as is permitted by the resolution or resolutions adopted by the Board of Directors authorizing the issue of such series of Preferred Shares.


   C.   COMMON SHARES.

        1. After the requirements with respect to the preferential dividends on Preferred Shares (fixed in accordance with the provisions of Section B of this ARTICLE V), if any, shall have been met and after this Corporation shall have complied with all the requirements, if any, with respect to the setting aside of sums as sinking funds or redemption or purchase accounts (fixed in accordance with the provisions of Section B of this ARTICLE V) and subject further to any other conditions which may be fixed in accordance with the provisions of Section B of this ARTICLE V, then, but not otherwise, the holders of Common Shares shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors.

        2. After distribution in full of the preferential amount (fixed in accordance with the provisions of Section B of this ARTICLE V), if any, to be distributed to the holders of Preferred Shares in the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Corporation, the holders of the Common Shares shall be entitled to receive all the remaining assets of the Corporation, tangible and intangible, of whatever kind available for distribution to shareholders, ratably in proportion to the number of Common Shares held by each.

        3. Except as may otherwise be required by law, these Articles of Incorporation or the provisions of the resolution or resolutions as may be adopted by the Board of Directors pursuant to Section B of this
   ARTICLE V, each holder of Common Shares shall have one vote in respect of each Common Shares held by such holder on each matter voted upon by the shareholders and any such right to vote shall not be cumulative.

   D.   OTHER PROVISIONS.

        1. The relative powers, preferences, and rights of each series of Preferred Shares in relation to the powers, preferences and right of each other series of Preferred Shares shall, in each case, be as fixed from time to time by the Board of Directors in the resolution or resolutions adopted pursuant to authority granted in Section B of this
   ARTICLE V, and the consent by class or series vote or otherwise, of the holders of the Preferred Shares or such of the series of the Preferred Shares as are from time to time outstanding shall not be required for the issuance by the Board of Directors of any other series of Preferred Shares whether the powers, preferences and rights of such other series shall be fixed by the Board of Directors as senior to, or on a parity with, powers, preferences and rights of such outstanding series, or any of them, provided, however, that the Board of Directors may provide in such resolution or resolutions adopted with respect to any series of Preferred Shares that the consent of the holders of a majority (or such greater proportion as shall be therein fixed) of the outstanding shares of such series voting thereon shall be required for the issuance of any or all other series of Preferred Shares.

        2. Subject to the provisions of Paragraph 1 of this Section D, shares of any series of Preferred Shares may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

        3. Common Shares may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

        4. No holder of any of the shares of any class or series of shares or securities convertible into such shares of any class or series of shares, or of options, warrants or other rights to purchase or acquire shares of any class or series of shares or of other securities of the Corporation shall have any preemptive right to purchase, acquire or subscribe for any unissued shares of any class or series or any additional shares of any class or series to be issued by reason of any increase of the authorized capital shares of the Corporation of any class or series, or bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for shares or any class or series, or carrying any right to purchase or acquire shares of any class or series, but any such unissued shares, additional authorized issue of shares of any class or series of shares or securities convertible into or exchangeable for shares, or carrying any right to purchase or acquire shares, may be issued and disposed of pursuant to resolution of the Board of Directors to such persons, firms, corporations or associations, and upon such terms as may be deemed advisable by the Board of Directors in the exercise of its sole discretion.

        5. The Corporation reserves the right to increase or decrease its authorized capital shares, or any class or series thereof, or to reclassify the same and to amend, alter, change or repeal any provision contained in the Articles of Incorporation, or in any amendment thereto, in the manner now or hereafter prescribed by law, but subject to such conditions and limitations as are hereinbefore prescribed, and all right conferred upon shareholders in the Articles of Incorporation of this Corporation, or any amendment thereto, are granted subject to this reservation.

        6. Unless any statute of the State of Indiana shall expressly provide to the contrary and subject to the limitations hereinbefore set forth in this ARTICLE V, the Corporation may acquire, hold and dispose of any of its shares of any class heretofore issued and outstanding.

   E.   SERIES A JUNIOR PARTICIPATING PREFERRED SHARES.

        1. This Section E of the ARTICLE V hereby creates a series of Preferred Shares and hereby states the designation and number of shares, and fixes the relative powers, preferences and rights of such series.

        2. DESIGNATION AND AMOUNT. The shares of such series shall be designated as "Series A Junior Participating Preferred Shares" (the "Series A Preferred Shares") and the number of shares constituting the Series A Preferred Shares shall be 2,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of Series A Preferred Shares to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Shares.

        3.  DIVIDENDS AND DISTRIBUTIONS.

             (a) Subject to the rights of the holders of any shares of any series of Preferred Shares (or any similar shares) ranking prior and superior to the Series A Preferred Shares with respect to dividends, the holders of Series A Preferred Shares, in preference to the holders of Common Shares and of any other junior shares, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the 20th day of February, May, August and November in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Shares, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $26 or (ii) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on the Common Shares since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any Series A Preferred Share or fraction of a Series A Preferred Share. In the event the Corporation shall at any time declare or pay any dividend on the Common Shares payable in Common Shares, or effect a subdivision or combination or consolidation of the outstanding Common Shares (by reclassification or otherwise than by payment of a dividend in Common Shares) into a greater or lesser number of Common Shares, then in each such case the amount to which holders of Series A Preferred Shares were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of Common Shares outstanding immediately after such event and the denominator of which is the number of Common Shares that were outstanding immediately prior to such event.

             (b) The Corporation shall declare a dividend or distribution on the Series A Preferred Shares as provided in paragraph 3(a) of the Section E immediately after it declares a dividend or distribution on the Common Shares (other than a dividend payable in Common Shares); provided that, in the event no dividend or distribution shall have been declared on the Common Shares during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $26 per share on the Series A Preferred Shares shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

             (c) Dividends shall begin to accrue and be cumulative on outstanding Series A Preferred Shares from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of Series A Preferred Shares entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the Series A Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of Series A Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

        4. VOTING RIGHTS. The holders of Series A Preferred Shares will have the following voting rights:

             (a) Subject to the provision for adjustment hereinafter set forth, each Series A Preferred Share shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the shareholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Shares payable in Common Shares, or effect a subdivision or combination or consolidation of the outstanding Common Shares (by reclassification or otherwise than by payment of a dividend in Common Shares) into a greater or lesser number of Common Shares, then in each such case the number of votes per share to which holders of Series A Preferred Shares were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of Common Shares outstanding immediately after such event and the denominator of which is the number of Common Shares that were outstanding immediately prior to such event;

             (b) Except as otherwise provided herein, in any other provisions of the Articles of Incorporation of the Corporation creating a series of Preferred Shares or any similar shares, or by law, the holders of Series A Preferred Shares and the holders of Common Shares and any other capital shares of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation;

             (c) If at the time of any annual meeting of shareholders for the election of directors a "default in preference dividends" on the Series A Preferred Shares shall exist, the number of directors constituting the Board of Directors of the Company shall be increased by two (2), and the holders of the Preferred Shares of all series (whether or not the holders of such series of Preferred Shares would be entitled to vote for the election of directors if such default in preference dividends did not exist) shall have the right at such meeting, voting together as a single class without regard to series, to the exclusion of the holders of Common Shares, to elect two (2) directors of the Company to fill such newly created directorships. Such right shall continue until there are no dividends in arrears upon the Preferred Shares. Each director elected by the holders of Preferred Shares (a "Preferred Director") shall continue to serve as such director for the full term for which he shall have been elected, notwithstanding that prior to the end of such term a default in preference dividends shall cease to exist. Any Preferred Director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding Preferred Shares voting together as a single class without regard to series, at a meeting of the shareholders or of the holders of Preferred Shares called for the purpose. So long as a default in any preference dividends on the Preferred Shares shall exist, (i) any vacancy in the office of a Preferred Director may be filled (except as provided in the following clause (ii)) by an instrument in writing signed by the remaining Preferred Director and filed with the Company and (ii) in the case of the removal of any Preferred Director, the vacancy may be filled by the vote of the holders of the outstanding Preferred Shares voting together as a single class without regard to series, at the same meeting at which such removal shall voted. Each director appointed as aforesaid by the remaining Preferred Director shall be deemed, for all purposes hereof, to be a Preferred Director. Whenever the term of office of the Preferred Directors shall end and a default in preference dividends shall no longer exist, the number of directors constituting the Board of Directors of the Company shall be reduced by two (2). For the purposes hereof, a "default in preference dividends" on the Preferred Shares shall be deemed to have occurred whenever the amount of accrued dividends upon any series of the Preferred Shares shall be equivalent to six (6) full quarterly dividends or more, and, having so occurred, such default shall be deemed to exist thereafter until, but only until, all accrued dividends on all Preferred Shares of each and every series then outstanding shall have been paid to the end of the last preceding quarterly dividend period; and

             (d) Except as set forth herein, or as otherwise provided by law, holders of Series A Preferred Shares shall have no special voting rights and their consent shall not be required (except to the extend they are entitled to vote with holders of Common Shares as set forth herein) for taking any corporate action; and

        5.   CERTAIN RESTRICTIONS.

             (a) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Shares, as provided in paragraph 3 of this Section E, are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on Series A Preferred

        Shares outstanding shall have been paid in full, the Corporation shall not:

             (i) declare or pay dividends, or make any other distributions, on any shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares;

             (ii) declare or pay dividends, or make any other distributions, on any shares ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Shares, except dividends paid ratably on the Series A Preferred Shares and all such parity shares on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

             (iii) redeem or purchase or otherwise acquire for consideration any shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior shares in exchange for any shares of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Shares; or

             (iv) redeem or purchase or otherwise acquire for consideration any Series A Preferred Shares, or any shares ranking on a parity with the Series A Preferred Shares, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

             (b) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of the Corporation unless the Corporation could, under paragraph 5(a) of this Section E, purchase or otherwise acquire such shares at such time and in such manner.

        6. REACQUIRED SHARES. Any Series A Preferred Shares purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation of the Corporation creating a series of Preferred Shares or any similar shares or as otherwise required by law.

        7. LIQUIDATION, DISSOLUTION OR WINDING UP. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (a) to the holders of shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares unless, prior thereto, the holders of Series A Preferred Shares shall have received $6,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of Series A Preferred Shares shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of Common Shares, or (b) to the holders of shares ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Shares, except distributions made ratably on the Series A Preferred Shares and all such parity shares in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Shares payable in Common Shares, or effect a subdivision or combination or consolidation of the outstanding Common Shares (by reclassification or otherwise than by payment of a dividend in Common Shares) into a greater or lesser number of Common Shares, then in each such case the aggregate amount to which holders of Series A Preferred Shares were entitled immediately prior to such event under the proviso in clause (A) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of a Common Shares outstanding immediately after such event and the denominator of which is the number of Common Shares that were outstanding immediately prior to such event.

        8. CONSOLIDATION, MERGER, ETC. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the Common Shares are exchanged for or changed into other shares or securities, cash and/or any other property, then in any such case each Series A Preferred Share shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of shares, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each Common Share is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Shares payable in Common Shares, or effect a subdivision or combination or consolidation of the outstanding Common Shares (by reclassification or otherwise than by payment of a dividend in Common Shares) into a greater or lesser number of Common Shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of Series A Preferred Shares shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of Common Shares outstanding immediately after such event and the denominator of which is the number of Common Shares that were outstanding immediately prior to such event.

        9. NO REDEMPTION. The Series A Preferred Shares shall not be redeemable.

        10. CONVERSION. The Series A Preferred Shares shall not be convertible into Common Shares or shares of any other series of any other class of Preferred Shares.

        11. RANK. The Series A Preferred Shares shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of Preferred Shares, unless the terms of any such series shall provide otherwise.

        12. AMENDMENT. The Articles of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Shares, voting together as a single class.

   F.   8.75% SERIES CUMULATIVE PREFERRED SHARES.

        1. This Section F of this ARTICLE V hereby creates a series of Preferred Shares and hereby states the designation and number of shares, and fixes the powers, preferences and relative participating, optional and other rights of such series, and the qualifications, limitation and restrictions thereof.

        2. DESIGNATION AND AMOUNT. The shares of such series shall be designated as "8.75% Series Cumulative Preferred Shares (Liquidation Preference $100 Per Share)" (the "8.75% Series Preferred Shares") and the number of shares constituting the 8.75% Series Preferred Shares shall be 350,000.

        3.  DIVIDENDS.

             (a) The holders of 8.75% Series Preferred Shares, in preference to the holders of the Series A Preferred Shares, the Common Shares and of any other junior shares hereafter created, shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the purpose, cumulative quarterly dividends at the rate of 8.75% per annum, computed on the liquidation preference of the 8.75% Series Preferred Shares (using for such computation a month of 30 days and a year of 360 days), payable in arrears in cash on the 14th day of January, April, July and October in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date") to the holders of record as of the 14th day of the month prior to such respective dates, commencing on January 14, 1991. Dividends shall accumulate on a daily basis. Holders of 8.75% Series Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided on such shares. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on 8.75% Series Preferred Shares that may be in arrears. The initial dividend shall be that proportion of a quarterly dividend that the number of days (using a month of 30 days and a year of 360 days) from the date of sale and delivery of such shares (including such date) to January 14, 1991, (excluding such date) bears to ninety days.

             (b) Except as set forth in the next sentence, no dividends shall be declared, paid or set apart for payment on, or any other distributions made in respect of, shares of any class or series ranking, as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up, on a parity with the 8.75% Series Preferred Shares, unless full cumulative dividends have been or contemporaneously are declared and paid on the 8.75% Series Preferred Shares through the most recent Quarterly Dividend Payment Date. When dividends are not paid in full as aforesaid, upon the 8.75% Series Preferred Shares, or on any such parity shares through the most recent respective dividend payment date(s) thereof, all dividends declared upon the 8.75% Series Preferred Shares and such parity shares shall be declared contemporaneously and pro rate so that the amount of dividends declared per share on the 8.75% Series Preferred Shares and such parity shares shall in all cases bear to each other the same ratio that accumulated dividends per share on the 8.75% Series Preferred Shares and such other shares bear to each other (for purposes of the foregoing, the amount of dividends declared per share shall be based on the applicable dividend rate for such shares for the dividend period(s) for which dividends were not paid in full).

        4. VOTING RIGHTS. The holders of 8.75% Series Preferred Shares shall have voting rights only as provided by law or as specifically set forth in this Section F.

             (a) Each 8.75% Series Preferred Share shall entitle the holder thereof to one vote on all matters on which the shares may be voted.

             (b) If at the time of any annual meeting of shareholders for the election of directors a "default in preference dividends" on the 8.75% Series Preferred Shares, or on any series of Preferred Shares, ranking on a parity with the 8.75% Series Preferred Shares as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, shall exist, the holders of the 8.75% Series Preferred Shares and such parity shares shall have the right at such meeting, voting together as a single class without regard to series, to the exclusion of the holders of Common Shares and all other securities of the Corporation, to elect two (2) directors of the Corporation. Such right shall continue until there are no dividends in arrears upon the 8.75% Series Preferred Shares.
        Each director elected by the holders of Preferred Shares as aforesaid and any such parity shares (a "Preferred Director") shall continue to serve as such director for the full term for which he shall have been elected, notwithstanding that prior to the end of such term a default in preference dividends shall cease to exist. Any Preferred Director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding 8.75% Series Preferred Shares and any such parity shares voting together as a single class without regard to series, at a meeting of the shareholders or of the holders of 8.75% Series Preferred Shares and any such parity shares called for the purpose. So long as a default in any preference dividends on the 8.75% Series Preferred Shares or any such parity shares shall exist, (i) any vacancy in the office of a Preferred Director may be filled (except as provided in the following clause (ii)) by an instrument in writing signed by the remaining Preferred Director and filed with the Company and (ii) in the case of the removal of any Preferred Director, the vacancy may be filled by the vote of the holders of the outstanding 8.75% Series Preferred Shares and any such parity shares voting together as a single class without regard to series, at the same meeting at which such removal shall be voted. Each director appointed as aforesaid by the remaining Preferred Director shall be deemed, for all purposes hereof, to be a Preferred Director. For the purposes hereof, a "default in preference dividends" shall be deemed to have occurred whenever the amount of accumulated dividends upon the 8.75% Series Preferred Shares or any series of shares ranking on a parity therewith as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up shall be equivalent to four (4) full quarterly dividends or more, and, having so occurred, such default shall be deemed to exist thereafter until, but only until, all accumulated dividends on all 8.75% Series Preferred Shares and any such parity shares then outstanding shall have been paid to the end of the last preceding quarterly dividend period or equivalent thereof.

             (c) The Corporation shall not, without the vote or consent of the holders of two-thirds of the outstanding 8.75% Series Preferred Shares and Preferred Shares ranking on a parity with the 8.75% Series Preferred Shares as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, amend its Articles of Incorporation to create or authorize any class or series of shares, or any class or series of securities convertible into any class or series of shares, which would rank prior to the 8.75% Series Preferred Shares and such parity shares as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up.

        5.  CERTAIN RESTRICTIONS.

             (a) Whenever quarterly dividends payable on the 8.75% Series Preferred Shares, as provided in paragraph 3 of this Section F, are in arrears, or in the event the Corporation shall have failed to redeem the 8.75% Series Preferred Shares on January 14, 1996, in accordance with the provisions of Section 8 hereof, thereafter and until all accumulated and unpaid dividends, whether or not earned or declared, on 8.75% Series Preferred Shares outstanding shall have been paid in full, or until such redemption shall have been effected, as the case may be, the Corporation shall not:

             (i) declare, pay or set apart for payment dividends, or make any other distributions, on any shares ranking junior (either as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up) to the 8.75% Series Preferred Shares;

             (ii) redeem or purchase or otherwise acquire for consideration any shares ranking junior (either as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up) to the 8.75% Series Preferred Shares, provided that the Corporation may at any time redeem, purchase or otherwise acquire any such junior shares in exchange for any shares of the Corporation ranking junior (either as to the payment of dividends or as to the distribution of assets upon dissolution, liquidation or winding up) to the 8.75% Series Preferred Shares; or

             (iii) redeem or purchase or otherwise acquire for consideration any 8.75% Series Preferred Shares, or any shares ranking on a parity with the 8.75% Series Preferred Shares, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of all such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

             (b) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of the Corporation unless the Corporation could, under paragraph 5(a) of this Section F, purchase or otherwise acquire such shares at such time and in such manner.

        6. REACQUIRED SHARES. Any 8.75% Series Preferred Shares purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares subject to the conditions and restrictions on issuance set forth herein and in the Articles of Incorporation of the Corporation creating a series of Preferred Shares or any similar shares or as otherwise required by law.

        7. LIQUIDATION, DISSOLUTION OR WINDING UP. Upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of 8.75% Series Preferred Shares will be entitled to receive and to be paid out of the assets of the Corporation available for distribution to its shareholders, before any payment or distribution shall be made on the Common Shares or on any other class of shares of the Corporation ranking junior to the 8.75% Series Preferred Shares as to the distribution of assets upon liquidation, dissolution or winding up, an amount equal to the liquidation preference with respect to such shares plus an amount equal to all dividends thereon (whether or not earned or declared) accumulated but unpaid to the date of final distribution. The liquidation preference for 8.75% Series Preferred Shares shall be $100.00 per share. After the payment to the holders of 8.75% Series Preferred Shares of the full preferential amounts provided for as described herein, the holders of 8.75% Series Preferred Shares as such shall have no right or claim to any of the remaining assets of the Corporation. In the event the assets of the Corporation available for distribution to the holders of 8.75% Series Preferred Shares upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled, no such distribution shall be made on account of any shares of any other class or series of Preferred Shares ranking on a parity with the 8.75% Series Preferred Shares upon such liquidation, dissolution or winding up unless proportionate distributive amounts shall be paid on account of the shares of 8.75% Series Preferred Shares, ratable, in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such liquidation. Subject to the rights of the holders of shares of any series or class or classes of shares ranking on a parity with the 8.75% Series Preferred Shares with respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of the 8.75% Series Preferred Shares as described herein, but not prior thereto, any other series or class or classes of shares ranking junior to the 8.75% Series Preferred Shares with respect to the distribution of assets upon liquidation, dissolution or winding up shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the 8.75% Series Preferred Shares shall not be entitled to share therein.

        8.  REDEMPTION.

             (a) The 8.75% Series Preferred Shares shall be redeemed in whole by the Corporation on January 14, 1996, at the redemption price of $100 per share plus all unpaid cumulative dividends accumulated thereon to the date of redemption, whether or not earned or declared. The Corporation shall give notice of such redemption to the holders of the 8.75% Series Preferred Shares by mail not more than sixty (60) but not less than thirty (30) days prior to the redemption date, but failure to so mail such notice or any defect therein or in the mailing thereof shall not affect the validity of such redemption.

             (b) The Corporation shall, after giving notice of redemption as herein provided, or after giving to the bank or trust company hereinafter referred to irrevocable authority to give due notice, deposit at any time on or prior to the redemption date specified in such notice, and after the earliest date on which notice of redemption may be given as herein provided, the amount of the aggregate redemption price plus all unpaid cumulative dividends accumulated to the redemption date (whether or not earned or declared) on the 8.75% Series Preferred Shares to be redeemed, with a bank or trust company having a capital and surplus of at least five million dollars and its principal office in the City of Chicago, Illinois, designated in such notice, in trust for the holders of such shares so to be redeemed, payable to the holders thereof on the date fixed for redemption, and then, from and after the date of such deposit, such shares, notwithstanding that any certificate for such shares so called for redemption shall not have been surrendered for cancellation, shall no longer be deemed outstanding and shall be deemed canceled and retired, and each holder thereof shall not thereafter be entitled to receive any further dividends or be entitled to exercise any rights as a holder of such shares, excepting only the right to receive the redemption price thereof plus all unpaid cumulative dividends accumulated thereon to the date of redemption (whether or not earned or declared), but without interest thereon. The moneys so deposited for the redemption of such shares shall be paid to the holders of such shares upon the surrender to the Corporation for cancellation of the certificates representing such shares, properly endorsed in blank for transfer or accompanied by proper instruments of assignment in blank (if required by the Corporation) and bearing all necessary stock transfer tax stamps thereto affixed and canceled.

             (c) In case the holder of any certificate for any 8.75% Series Preferred Shares which shall have been redeemed shall not, within six (6) years after such redemption date, claim the amount deposited for the redemption thereof, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amount and shall thereupon be relieved of all responsibility in respect thereof; provided such bank or trust company, before being required to make any such payment, may (at the expense of the Corporation) cause to be published once a week on any business day of the week for two (2) consecutive weeks in a newspaper of general circulation in the city of Chicago, Illinois, customarily published on each business day, a notice that such moneys have not been so called for and that after a date named therein such moneys will be returned to the Corporation.

        9. CONVERSION. The 8.75% Series Preferred Shares shall not be convertible into Common Shares or shares of any other class or series of the Corporation.

        10. RANK. The 8.75% Series Preferred Shares shall rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, on a parity with all series of Preferred Shares, unless the terms of any such series shall provide otherwise. The Series A Preferred Shares shall rank junior to the 8.75% Series Preferred Shares both as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up.

        11. AMENDMENT. The Articles of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the designation, rights or preferences of the 8.75% Series Preferred Shares so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of such shares then outstanding.

                               ARTICLE VI

                                DIRECTORS

        1. The Board of Directors of the Corporation shall consist of ten (10) directors. The directors shall be divided into three classes, and each class shall consist of one-third, or as near as may be, of the total number of directors constituting the Board of Directors. At the 1988 and at each succeeding annual meeting of shareholders, successors to the class of directors whose terms expire at that annual meeting shall be elected to hold office for a three-year term, so that the term of office of one class of directors shall expire in each year. In the event that the holders of Preferred Shares are entitled at any shareholders meeting to elect directors, then the term of office of all persons who may be directors shall terminate upon the election of their successors at such meeting of shareholders.

        2. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, age and service limitations as may be set forth in the Bylaws, disqualification or removal from office. Any vacancy on the Board of Directors shall be filled by a majority of the Board of Directors then in office even if less than a quorum, or by a sole remaining director. Any director elected by the Board of Directors shall hold office until the annual meeting for the year in which the term for that Class of Directors shall expire.

        3. A director may be removed by the directors or the shareholders, but only for cause. If by directors, such action may be taken only at a meeting of the Board, the meeting notice for which must state that the purpose, or one of the purposes, of the meeting is the removal of the director, and the affirmative vote of two-thirds of the remaining directors is necessary to remove the director. If removal is by vote of the shareholders, it may only be considered at an annual meeting of shareholders, and the affirmative vote of two-thirds of the shares then entitled to vote for the election of directors is necessary to remove the director. For purposes of this section, cause for removal shall be construed to exist only if a director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to appeal, or has been adjudged by a court of competent jurisdiction to be liable for willful misconduct in the performance of his or her duty to the Corporation in a matter of substantial importance to the Corporation and such adjudication is no longer subject to appeal.

                                ARTICLE VII

                             BUSINESS COMBINATIONS

   A.   MARKET VALUE REQUIRED.

        Notwithstanding any other provision of these Articles of Incorporation, the Corporation may not engage in any Business
   Combination (hereinafter defined) with any Interested Shareholder (hereinafter defined) of the Corporation unless the Business
   Combination meets the requirement specified in either paragraphs 1, 2, 3 following:

        1. A Business Combination approved by the Board of Directors of the Corporation before the Interested Shareholders Acquisition Date, or as to which the purchase of shares made by the Interested Shareholder on the interested Shareholder's Acquisition Date had been approved by the Board of Directors of the Corporation before the Interested Shareholder's Acquisition Date.

        2. A Business Combination approved by the affirmative vote of the holders of a majority of the outstanding voting shares not beneficially owned by the Interested Shareholder proposing the Business Combination, or any Affiliate or Associate of the Interested Shareholder proposing the Business Combination, at a meeting called for that purpose no earlier than five (5) years after the Interested Shareholder's Acquisition Date.

        3. A Business Combination that meets all of the following conditions:

             (a) The aggregate amount of cash and the Market Value (as hereinafter defined), as of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of Common Shares in such Business Combination, shall be at least equal to the highest amount determined under clauses (i) and (ii) below:

             (i) the highest per share price paid by or behalf of the Interested Shareholder when the Interested Shareholder was the beneficial owner (directly or indirectly) of five percent (5%) of the outstanding voting shares for any Common Share in connection with the acquisition by the Interested Shareholder of beneficial ownership of Common Shares (x) within the five-year period immediately prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or (y) in the transaction in which it became an Interested Shareholder, whichever is higher, plus, in either case, interest compounded annually from the earliest date on which the highest per share acquisition price was paid through the consummation date at the rate specified in the Act less the aggregate amount of any cash dividends paid, and the market value of any dividends paid other than in cash, per common share since the earliest date, up to the amount of the interest.

             (ii) the Market Value per Common Share on the Announcement Date or on the date on which the Interested Shareholder became an Interested Shareholder (the "Acquisition Date"), whichever is higher, plus interest compounded annually from that date through the consummation date at the rate specified in the Act less the aggregate amount of any cash dividends paid, and the market value of any dividends paid other than in cash, per common share since the earliest date, up to the amount of the interest.

             (b) The aggregate amount of cash and the Market Value (as hereinafter defined), as of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of shares of any class or series of outstanding Preferred Shares in such Business Combination shall be at least equal to the highest amount determined under clauses
        (i), (ii) and (iii) below:

             (i) the highest per share price paid by or on behalf of the Interested Shareholder at a time when the Interested Shareholder was the beneficial owner, directly or indirectly, of five percent (5%) or more of the outstanding voting shares of the Corporation for any share of such class or series of Preferred Shares in connection with the acquisition by the Interested Shareholder of beneficial ownership of shares of such class or series of Preferred Shares (x) within the five-year period immediately prior to the Announcement Date or (y) in the transaction in which it became an Interested Shareholder, whichever is higher, plus in either case, interest compounded annually from the earliest date on which the highest per share acquisition price was paid through the consummation date at the rate specified in the Act less the aggregate amount of any cash dividends paid, and the market value of any dividends paid other than in cash, per common share since the earliest date, up to the amount of the interest.

             (ii) the Market Value per share of such class or series of Preferred Shares on the Announcement Date or on the Acquisition Date, whichever is higher, plus interest compounded annually from that date through the consummation date at the rate specified in the Act less the aggregate amount of any cash dividends paid, and the market value of any dividends paid other than in cash, per common share since the earliest date, up to the amount of the interest.

             (iii) the highest preferential amount per share to which the holders of shares of such class or series of Preferred Shares would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, plus the aggregate amount of any dividends declared or due as to which the holders are entitled before payment of dividends on some other class or series of shares, unless the aggregate amount of the dividends is included in the preferential amount.

             (c) The consideration to be received by holders of a particular class or series of outstanding Capital Shares shall be in cash or in the same form as previously has been paid by or on behalf of the Interested Shareholder in connection with its direct or indirect acquisition of beneficial ownership of shares of such class or series of Capital Shares. If the consideration previously paid by the Interested Shareholder to acquire shares of any class or series of Capital Shares varied among the recipients thereof as to form, the form of consideration to be paid for such class or series of Capital Shares in connection with the Business Combination shall be either cash or the form used to acquire beneficial ownership of the largest number of shares of such class or series of Capital Shares previously acquired by the Interested Shareholder, and the consideration shall be distributed promptly.

             (d) After the Interested Shareholder's Acquisition Date and before the Consummation Date with respect to the Business Combination, the Interested Shareholder has not become the Beneficial Owner of any additional voting shares of the Corporation except: (i) as part of the transaction that resulted in the Interested Shareholder becoming an Interested Shareholder;
        (ii) by virtue of proportionate share splits, share dividends, or other distributions of shares in respect of shares not constituting a Business Combination; (iii) through a Business Combination meeting all of the conditions of the Articles of Incorporation or (iv) through purchase by the Interested Shareholder at any price that, if the price had been paid in an otherwise permissible Business Combination the Announcement Date and Consummation Date of which were the date of the purchase, would have satisfied the requirements of these Articles of Incorporation.

   B.   EXCEPTIONS.

        The provisions of the preceding Section A shall not be applicable to any particular Business Combination if, in addition to any affirmative vote required by law or these Articles of Incorporation, such Business Combination shall be approved by the affirmative vote of not less than eighty percent (80%) of the votes entitled to be cast by the holders of all the outstanding Voting Shares (hereinafter defined), voting together as a single class. Such Affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law or in any agreement with any national securities exchange or otherwise.

   C.   DEFINITIONS.

        The following definitions shall apply with respect to this
   ARTICLE VII:

        1.  The term "Business Combination" shall mean:

             (a) any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (i) any Interested Shareholder or (ii) any other corporation (whether or not itself an Interested Shareholder) which is or after such merger or consolidation would be an Affiliate or Associate of an Interested Shareholder; or

             (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) with or for the benefit of any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder involving any assets, securities or commitments of the Corporation or any Subsidiary (i) having an aggregate Market Value equal to ten percent (10%) or more of the aggregate Market

        Value of (x) all the assets, determined on a consolidated basis, of the Corporation, or (y) all the outstanding shares of the Corporation or (ii) representing ten percent (10%) or more of the earning power or net income, determined on a consolidated basis, of the Corporation; or

             c) the issuance or transfer by the Corporation or any Subsidiary of the Corporation (in one (1) transaction or a series on transactions) of any shares of the Corporation or any Subsidiary of the Corporation that have an aggregate market value equal to five percent (5%) or more of the aggregate market value of all the outstanding shares of the Corporation to the Interested Shareholder or an affiliate or the associate of the Interested Shareholder except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made pro rata to all shareholders of the Corporation; or

             (d) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation which is voted for or consented to by any Interested Shareholder or any Affiliate or Associate thereof; or

             (e) any reclassification of securities (including any share split, share dividend, or other distribution of shares in respect of shares, or reverse share split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation, with any of its Subsidiaries, or any other transaction (whether or not with or otherwise involving an Interested Shareholder) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of outstanding shares of any class or series of voting shares or any securities convertible into voting shares of the Corporation or any Subsidiary, that is beneficially owned by an Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or

             (f) any receipt by the Interested Shareholder or any Affiliate or Associate of the Interested Shareholder of the benefit (directly or indirectly, except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial assistance or any tax credits or other tax advantages provided by or through the Corporation.

        2. The term "Capital Shares" shall mean all capital shares of the Corporation authorized to be issued from time to time under
   ARTICLE V of these Articles of Incorporation, and the term "Voting Shares" shall mean all Capital Shares that by its terms may be voted on all matters submitted to shareholders of the Corporation generally.

        3. The term "Interested Shareholder" shall mean any person (other than the Corporation or any Subsidiary) who (i) is the beneficial owner directly or indirectly of Voting Shares representing ten percent (10%) or more of the votes entitled to be cast by the holders of all then outstanding Voting Shares or (ii) is an Affiliate or Associate of the Corporation and at any time within the five-year period immediately prior to the Announcement Date was the beneficial owner of Voting Shares representing ten percent (10%) or more of the votes entitled to be cast by the holders of all then outstanding Voting Shares. For the purpose of determining whether a person is an Interested Shareholder, the number of Voting Shares of the Corporation considered to be outstanding includes shares considered to be beneficially owned by the person, but does not include any other unissued shares of Voting Shares of the Corporation that may be issuable under any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

        4.  A person shall be a "Beneficial Owner" of any Capital Shares
   (i) which such person individually or any of its Affiliates or Associates beneficially owns, directly or indirectly; (ii) which such person individually or any of its Affiliates or Associates has, directly or indirectly, (x) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (y) the right to vote pursuant to any agreement, arrangement or understanding; or (iii) which is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of Capital Shares.

        5. The term "Associate" when used to indicate a relationship with any person, means: (1) Any corporation or organization of which the person is an officer or partner or is, directly or indirectly, the Beneficial Owner of ten percent (10%) or more of any class of voting shares; (2) Any trust or other estate in which the person has a substantial beneficial interest or as to which the person serves as trustee or in a similar fiduciary capacity; and (3) Any relative or spouse of the person, or any relative of the spouse, who has the same home as the person.

        6. The term "Affiliate" means a person that directly or indirectly through one (1) or more intermediaries, controls, is controlled by, or is under common control with a specified person.

        7. The term "Subsidiary" of the Corporation means any other corporation of which voting shares constituting a majority of the outstanding voting shares of the other corporation entitled to be cast are owned (directly or indirectly) by the Corporation.

        8. The term "Market Value" means (i) in the case of shares, the highest closing sale price during the 30-day period immediately preceding the date in question of such a share on the Composite Tape for New York Stock Exchange listed shares, or, if such shares are not quoted on the Composite Tape, on the New York Stock Exchange, or, if such shares are not listed on such Exchange, on the principal United States securities exchange on which such shares are listed, or, if such shares are not listed on any such exchange, the highest closing bid quotation with respect to such a share during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any similar system then in use, or if no such quotations are available, the Market Value on the date in question of such a share as determined by a majority of the directors in good faith; and (ii) in the case of property other than cash or shares, the Market Value of such property on the date in question as determined in good faith by a majority of the directors.

        9. In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash to be received" as used in subparagraphs 3(a) and 3(b) of Section A of this
   ARTICLE VII shall include the Common Shares and/or the shares of any other class or series of Capital Shares retained by the holders of such shares.

                              ARTICLE VIII

                             INDEMNIFICATION

        Each director and each officer of the Corporation shall be indemnified by the Corporation to the fullest extent permitted by law against expenses (including attorneys' fees) judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection within the defense of any proceeding in which he or she was or is a party or is threatened to be made a party by reason of being or having been a director or an officer of the Corporation. Such right of indemnification is not exclusive of any other rights to which such director or officer may be entitled under any now or hereafter existing statute, any other provision of these Articles of Incorporation, the by-laws, agreement, vote of shareholders or otherwise. If the Indiana Business Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Indiana Business Corporation Law, as so amended. Any repeal or modification of this ARTICLE VIII by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

                                  ARTICLE IX

                                  AMENDMENTS

        The Corporation reserves the right to amend, alter, change or repeal any provision in these Articles of Incorporation as permitted by law, and all rights conferred on shareholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provision of Articles VI, VII, VIII and this Article IX may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding shares entitled to vote thereon.

                                                              EXHIBIT A-2
                                                              -----------

                                   BY-LAWS

                                     OF

                                NISOURCE INC.

                          EFFECTIVE APRIL 14, 1999


                                 ARTICLE I.

                                  OFFICES.



        SECTION 1.1. REGISTERED OFFICE. The registered office of the Corporation in the State of Indiana shall be at 5265 Hohman Avenue, in the City of Hammond, County of Lake.

        SECTION 1.2. PRINCIPAL BUSINESS OFFICE. The principal business office of the Corporation shall be at 801 East 86th Avenue, in the Town of Merrillville, County of Lake, in the State of Indiana.

                                 ARTICLE II.
                           SHAREHOLDERS' MEETINGS.

        SECTION 2.1. PLACE OF MEETINGS. Meetings of the shareholders of the Corporation shall be held at such place, within or without the State of Indiana, as may be specified by the Board of Directors in the notice of such meeting, but if no such designation is made, then at the principal business office of the Corporation.

        SECTION 2.2. ANNUAL MEETINGS. The annual meeting of the shareholders shall be held in each year on the second Wednesday in the month of April, if not a legal holiday, and if a legal holiday, then on the next succeeding business day that is not a legal holiday or on such other day as the Board of Directors may determine; at the hour of ten o'clock a.m. or at such other time as the Board of Directors may determine, for the purpose of electing Directors and for the transaction of such other business as may legally come before the meeting.

        If for any reason any annual meeting shall not be held at the time herein provided, the same may be held at any time thereafter, upon notice as hereinafter provided, or the business thereof may be transacted at any special meeting of shareholders called for that purpose.

        SECTION 2.3. SPECIAL MEETINGS. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman, the President, or the Board of Directors, and shall be called by the Chairman at the request in writing of a majority of the Board of Directors, or at the request in writing of the shareholders holding at least one-fourth of all the shares outstanding and entitled to vote on the business proposed to be transacted thereat. All requests for special meetings of shareholders shall state the time, place and the purpose or purposes thereof.

        SECTION 2.4. NOTICE OF SHAREHOLDERS' MEETINGS. Notice of each meeting of shareholders, stating the date, time and place, and, in the case of special meetings, the purpose or purposes for which such meeting is called, shall be given to each shareholder entitled to vote thereat not less than 10 nor more than 60 days before the date of the meeting unless otherwise prescribed by statute.

        SECTION 2.5. RECORD DATES. (a) In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a future date as the record date, which shall not be more than 60 nor less than 10 days before the date of such meeting or any other action requiring a determination by shareholders.

        (b) If a record date has not been fixed as provided in preceding subsection (a), then:

             (i) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and

             (ii) The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

        (c) Only those who shall be shareholders of record on the record date so fixed as aforesaid shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend or other distribution, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding the transfer of any shares on the books of the Corporation after the applicable record date; provided, however, the Corporation shall fix a new record date if a meeting is adjourned to a date more than 120 days after the date originally fixed for the meeting.

        SECTION 2.6. Quorum and Adjournment. The holders of a majority of all the capital shares issued and outstanding and entitled to vote at any meeting of the shareholders, represented by the holders thereof in person or by proxy, shall be requisite at all meetings of the shareholders to constitute a quorum for the election of Directors or for the transaction of other business, unless otherwise provided by law or by the Corporation's Articles of Incorporation, as amended (the "Articles of Incorporation"). Whether or not there is such a quorum, the chairman of the meeting or the shareholders present or represented by proxy representing a majority of the shares present or represented may adjourn the meeting from time to time without notice other than an announcement at the meeting. At such adjourned meeting at which the requisite number of voting shares shall be present or represented, any business may be transacted which might have been transacted at the meeting originally called.

        SECTION 2.7. VOTING BY SHAREHOLDERS; PROXIES. Every shareholder shall have the right at every shareholders' meeting to one vote for each share standing in his name on the books of the Corporation, except as otherwise provided by law or by the Articles of Incorporation, and except that no share shall be voted at any meeting upon which any installment is due and unpaid, or which belongs to the Corporation. Election of directors at all meetings of the shareholders at which directors are to be elected shall be by ballot, and a plurality of the votes cast thereat shall be necessary to elect any Director. If a quorum exists, action on a matter (other than the election of directors) submitted to shareholders entitled to vote thereon at any meeting shall be approved if the votes cast favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes is required by law or by the Articles of Incorporation. A shareholder may vote either in person or by proxy executed in writing by the shareholder or a duly authorized attorney in fact. No proxy shall be valid after eleven months from the date of its execution unless a longer time is expressly provided therein. All voting at meetings of shareholders shall be by ballot, except that the presiding officer of the meeting may call for a viva voce vote on any matter other than the election of directors, unless the holder or holders of ten percent (10%) or more of the shares entitled to vote demands or demand a vote by ballot.

        SECTION 2.8. LIST OF SHAREHOLDERS. The Secretary shall make, or cause the agent having charge of the stock transfer books of the Corporation to make, at least five (5) days before each meeting of shareholders, a complete list of the shareholders entitled by the Articles of Incorporation to vote at said meeting, arranged in alphabetical order, with the address and number of shares so entitled to vote held by each, which list shall be on file at the principal business office of the Corporation and subject to inspection by any shareholder within the usual business hours during said five (5) days either at the principal business office of the corporation or a place in the city where the meeting is to be held, which place shall be specified in the notice of meeting, or, if not so specified, at the place where said meeting is to be held. Such list shall be produced and kept open at the time and place of the meeting and subject to the inspection of any shareholder during the holding of such meeting.

        SECTION 2.9. CONDUCT OF BUSINESS. (a) PRESIDING OFFICER. The Chairman, when present, and in the absence of the Chairman the President, shall be the presiding officer at all meetings of shareholders, and in the absence of the Chairman and the President, the Board of Directors shall choose a presiding officer. The presiding officer of the meeting shall have plenary power to determine procedure and rules of order and make definitive rulings at meetings of the shareholders.

        (b) ANNUAL MEETINGS OF SHAREHOLDERS. (i) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders (A) pursuant to the Corporation's notice of meeting, (B) by or at the direction of the Board of Directors or (C) by any shareholder of the Corporation who was a shareholder of record at the time of giving of notice provided for in this Section 2.9, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.9.

             (ii) For nominations or other business to be properly brought before any annual meeting by a shareholder pursuant to clause
   (C) of paragraph (b)(i) of this Section 2.9, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a shareholder's notice shall be delivered to the Secretary at the principal business office of the Corporation not later than 150 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder to be timely must be so delivered not later than the 150th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Such shareholder's notice shall set forth (A) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);
   (B) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (x) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner and
   (y) the class and number of shares of the Corporation which are owned beneficially and of record by such shareholder and such beneficial owner.

             (iii) The notice procedures of this Section 2.9 shall not apply to any annual meeting if (A) with respect to annual meetings of shareholders subsequent to the 1994 annual meeting of shareholders, the Corporation shall not have set forth in its proxy statement for the preceding annual meeting of shareholders the date by which notice of nominations by shareholders of persons for election as directors or of other business proposed to be brought by shareholders at the next annual meeting of shareholders must be received by the Corporation to be considered timely pursuant to this Section 2.9 or (B) with respect to the 1994 annual meeting of shareholders, the Corporation shall have failed to issue a public announcement setting forth such information not less than 30 days prior to the date by which a shareholder's notice must be received by the Corporation to be considered timely pursuant to this Section 2.9.

        (c) SPECIAL MEETINGS OF SHAREHOLDERS. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation's notice of meeting (A) by or at the direction of the Board of Directors or (B) by any shareholder of the Corporation who is a shareholder of record at the time of giving of notice provided for in this Section 2.9, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.9. Nominations by shareholders of persons for election to the Board of Directors may be made at such a special meeting of shareholders if a shareholder's notice containing the information set forth in paragraph (b)(ii) of this Section 2.9 shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the 150th day prior to such Special Meeting or the 10th day following the date on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

        (d) GENERAL. (i) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.9 shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this
   Section 2.9. The presiding officer at the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 2.9 and, if any proposed nomination or business is not in compliance with this Section 2.9, to declare that such defective proposal shall be disregarded.

             (ii) For purposes of this Section 2.9, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or a document publicly filed by the Corporation with the Securities and

   Exchange Commission pursuant to Sections 13, 14 or 15(d) of the
   Exchange Act.

             (iii)     Notwithstanding the foregoing provisions of this
   Section 2.9, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.9. Nothing in this Section 2.9 shall be deemed to affect any rights of shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

        SECTION 2.10. ORGANIZATION OF MEETINGS. The Secretary, who may call on any officer or officers of the Corporation for assistance, shall make all necessary and appropriate arrangements for all meetings of shareholders, receive all proxies and ascertain and report to each meeting of shareholders the number of shares present, in person and by proxy. In the absence of the Secretary, the Assistant Secretary shall perform the foregoing duties. The certificate and report of the Secretary or Assistant Secretary, as to the regularity of such proxies and as to the number of shares present, in person and by proxy, shall be received as prima facie evidence of the number of shares present in person and by proxy for the purpose of establishing the presence of a quorum at such meeting and for organizing the same, and for all other purposes.

        SECTION 2.11. INSPECTORS. At every meeting of shareholders it shall be the duty of the presiding officer to appoint three (3) shareholders of the Corporation inspectors of election to receive and count the votes of shareholders. Each inspector shall take an oath to fairly and impartially perform the duties of a inspector of the election and to honestly and truly report the results thereof. Such inspectors shall be responsible for tallying and certifying the vote taken on any matter at each meeting which is required to be tallied and certified by them in the resolution of the Board of Directors appointing them or the appointment of the presiding officer at such meeting as the case may be. Except as otherwise provided by these By-Laws or by law, such inspectors shall also decide all questions touching upon the qualification of voters, the validity of proxies and ballots, and the acceptance and rejection of votes. The Board of Directors shall have the authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

        SECTION 2.12. MINUTES OF SHAREHOLDER MEETINGS. The presiding officer, secretary, and inspectors of election serving at a shareholders' meeting shall constitute a committee to correct and approve the minutes of such meeting. The approval thereof shall be evidenced by an endorsement thereon signed by a majority of the committee.

                                ARTICLE III.
                             BOARD OF DIRECTORS.

        SECTION 3.1. POWERS. The Board of Directors shall have the general direction, management and control of all the property, business and affairs of the Corporation and shall exercise all the powers that may be exercised or performed by the Corporation, under the statutes, the Articles of Incorporation, and these By-Laws.
        SECTION 3.2. NUMBER, ELECTION AND TERM OF OFFICE. The Board of Directors shall consist of ten (10) members, classified with respect to the time for which they shall severally hold office by dividing them into three classes, and after being so classified one-third (1/3) of the Directors, or as near as may be, shall be elected annually for a term of three (3) years.

        SECTION 3.3. VACANCIES. Any vacancy in the Board of Directors caused by death, resignation or other reason shall be filled for the remainder of the Director's term by a majority vote of the remaining Directors although less than a quorum, or by the sole remaining director, and any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class of directors to which such director has been elected expires. All Directors of the Corporation shall hold office until their successors are duly elected and qualified.

        SECTION 3.4.  ANNUAL MEETINGS.   A meeting of the Directors whose
   terms have not expired and the newly elected Directors, to be known as the annual meeting of the Board of Directors, for the election of officers and for the transaction of such other business as may properly come before the meeting, shall be held on the same day as the annual meeting of the shareholders, at that time and place determined by the Board of Directors or at such date, time and place otherwise set by the Chairman.

        SECTION 3.5. REGULAR MEETINGS. Regular monthly meetings of the Board of Directors shall be held from time to time (either within or without the state) as the Board may by resolution determine, without call and without notice, and unless otherwise determined all such regular monthly meetings shall be held at the principal business office of the Corporation on the fourth Tuesday of each and every month at 10:30 a.m.

        SECTION 3.6. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called at any time by the Chairman, by the President, or by the Chairman upon the written request of any four (4) Directors by giving, or causing the Secretary to give, to each Director, notice in accordance with Article IV of these By-Laws.

        SECTION 3.7. QUORUM. At all meetings of the Board of Directors, a majority of the Directors shall constitute a quorum for the transaction of business and the act of a majority of those present shall be necessary and sufficient for the taking of any action thereat, but a less number may adjourn the meeting from time to time until a quorum is present.

        SECTION 3.8. ACTION BY WRITTEN CONSENT. Unless otherwise restricted by statute, the Articles of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all directors or by all members of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or of such committee.

        SECTION 3.9. ATTENDANCE BY CONFERENCE TELEPHONE. Members of the Board of Directors or any committee thereof may participate in a meeting of such Board of Directors or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

        SECTION 3.10. COMMITTEES. (a) The Board of Directors may from time to time, in its discretion, by resolution passed by a majority of the Board, designate, and appoint, from the directors, committees of one or more persons which shall have and may exercise such lawfully delegable powers and duties conferred or authorized by the resolutions of designation and appointment. The Board of Directors shall have power at any time to change the members of any such committee, to fill vacancies, and to discharge any such committee.

        (b) Unless the Board of Directors shall provide otherwise, the presence of one-half of the total membership of any committee of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of such committee and the act of a majority of those present shall be necessary and sufficient for the taking of any action thereat.

                                 ARTICLE IV.
                                  NOTICES.

        SECTION 4.1. NOTICES. Notices to directors and shareholders shall be in writing and delivered personally or mailed to their addresses appearing on the records of the Corporation or, if to directors, by telegram, cable, telephone, telecopy, facsimile or a nationally recognized overnight delivery service. Notice to directors of special meetings by mail shall be given at least two days before the meeting. Notice to directors of special meetings by telegram, cable, personal delivery, telephone, telecopy or facsimile shall be given a reasonable time before the meeting, but in no event less than one hour before the meeting. Notice by mail or recognized overnight delivery service shall be deemed to be given when sent to the director at his or her address appearing on the records of the Corporation. Notice by telegram or cable shall be deemed to be given when the telegram or cable addressed to the director at his or her address appearing on the records of the Corporation is delivered to the telegraph company. Notice by telephone, telecopy or facsimile shall be deemed to be given when transmitted by telephone, telecopy or facsimile to the telephone, telecopy or facsimile number appearing on the records of the Corporation for the director (regardless of whether the director shall have personally received such telephone call or telecopy or facsimile message).

        SECTION 4.2. WAIVER OF NOTICE. Whenever any notice is required, a waiver thereof signed by the person entitled to such notice, whether before or after the time stated therein, and filed with the minutes or corporate records, shall be deemed equivalent thereto. Attendance of any person at any meeting of shareholders or directors shall constitute a waiver of notice of such meeting, except when such person attends only for the express purpose of objecting, at the beginning of the meeting (or in the case of a director's meeting, promptly upon such director's arrival), to the transaction of any business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

                                 ARTICLE V.
                                  OFFICERS.

        SECTION 5.1. DESIGNATION; NUMBER; ELECTION. The officers of the Corporation shall be chosen by the Board of Directors and may consist of a Chairman, a President, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, a Controller, one or more Assistant Controllers, an
   Auditor, and an Environmental Officer and Counsel.   One person may
   hold any two offices except those of Chairman or President, and Secretary.

        SECTION 5.2. TERM OF OFFICE; VACANCIES; REMOVAL. Such officers shall be elected by the Board of Directors at its annual meeting, and shall hold office for one year and/or until their respective successors shall have been duly elected. The Board of Directors may from time to time, elect or appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as may be prescribed by the Board of Directors. Vacancies among the officers of the Corporation shall be filled by the Board of Directors. Any officer or agent elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the whole Board of Directors.

        SECTION 5.3. COMPENSATION OF OFFICERS. The Board of Directors or a committee of the Board shall have the authority to fix the compensation of the officers of the Corporation.

        SECTION 5.4.  CHAIRMAN.   The Chairman shall be the chief
   executive officer of the Company and shall have general authority and supervision over the management and direction of the affairs of the Company, and supervision of all departments and of all officers of the Company. The Chairman shall, subject to the other provisions of these by-laws, have such other powers and perform such other duties as usually devolve upon the chief executive officer of a company or as may be prescribed by the Board of Directors, and shall, when present, preside at all meetings of the shareholders and of the Board of Directors. When the Board of Directors is not in session, the Chairman shall have authority to suspend the authority of any other officer or officers, subject, however, to the pleasure of the Board of Directors at its next meeting. In case of the absence, disability, death, resignation or removal from office of the Chairman, the powers and duties of the Chairman shall for the time being devolve upon and be exercised by the President, unless otherwise ordered by the Board of Directors.

        SECTION 5.5.  PRESIDENT.   The President shall be the chief
   operating officer of the Corporation and shall have such general authority and supervision over the management and direction of the affairs of the Corporation, subject to the authority of the Chairman, as shall usually devolve upon a chief operating officer of a corporation. The President shall, subject to the other provisions of these By-Laws, have such other powers and perform such other duties as usually devolve upon the President of a corporation, and such further duties as may be prescribed for the President by the Chairman or the Board of Directors. In case of the absence, disability, death, resignation or removal from office of the President, the powers and duties of the President shall, for the time being, devolve upon and be exercised by the Chairman, and in case of the absence, disability, death, resignation, or removal from office of both the Chairman and the President, the powers and duties of the President shall for the time being devolve upon and be exercised by the Vice President so appointed by the Board of Directors.

        SECTION 5.6. VICE PRESIDENTS. Each of the Vice Presidents shall have such powers and duties as may be prescribed by the Board of Directors, the Chairman or the President.

        SECTION 5.7. SECRETARY. The Secretary shall attend and keep the minutes of all meetings of the Board of Directors and of the shareholders. The Secretary shall have charge and custody of the corporate records and corporate seal of the Corporation, and shall in general perform all the duties incident to the office of secretary of a corporation, subject at all times to the direction and control of the Board of Directors, the Chairman and the President.

        SECTION 5.8. ASSISTANT SECRETARIES. Each of the Assistant Secretaries shall have such duties and powers as may be prescribed by the Board of Directors or be delegated by the Chairman or the President. In the absence or disability of the Secretary, the powers and duties of the Secretary shall devolve upon such one of the Assistant Secretaries as the Board of Directors, the Chairman or the

   President may designate, or, if there be but one Assistant Secretary, then upon such Assistant Secretary; and such Assistant Secretary shall thereupon have and exercise such powers and duties during such absence or disability of the Secretary.

        SECTION 5.9. TREASURER. The Treasurer shall have charge of, and shall be responsible for, the collection, receipt, custody and disbursement of the funds of the Corporation, and shall also have the custody of all securities belonging to the Corporation. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper receipts or making proper vouchers for such disbursements, and shall at all times preserve the same during the term of office. When necessary or proper, the Treasurer shall endorse, on behalf of the Corporation, all checks, notes, or other obligations payable to the Corporation or coming into possession of the Treasurer for and on behalf of the Corporation, and shall deposit the funds arising therefrom, together with all other funds of the Corporation coming into possession of the Treasurer, in the name and to the credit of the Corporation in such bank or banks as the Board of Directors shall from time to time by resolution direct. The Treasurer shall perform all duties which are incident to the office of treasurer of a corporation, subject at all time to the direction and control of the Board of Directors, the Chairman and the President.

        The Treasurer shall give the Corporation a bond if required by the Board of Directors in a sum, and with one or more sureties, satisfactory to the Board, for the faithful performance of the duties of the office of Treasurer, and for the restoration to the Corporation, in case of the death, resignation, retirement or removal from office of the Treasurer, of all books, papers, vouchers, money or other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

        SECTION 5.10. ASSISTANT TREASURERS. Each of the Assistant Treasurers shall have such powers and duties as may be prescribed by the Board of Directors or be delegated by the Chairman or the President. In the absence or disability of the Treasurer, the powers and duties shall devolve upon such one of the Assistant Treasurers as the Board of Directors, the Chairman or the President may designate, or, if there be but one Assistant Treasurer, then upon such Assistant Treasurer who shall thereupon have and exercise such powers and duties during such absence or disability of the Treasurer. Each Assistant Treasurer shall likewise give the Corporation a bond if required by the Board of Directors upon like terms and conditions as the bond required of the Treasurer.

        SECTION 5.11.  CONTROLLER.   The Controller shall have control
   over all accounts and records pertaining to moneys, properties, materials and supplies. The Controller shall have executive direction of the bookkeeping and accounting departments, and shall have general supervision over the records in all other departments pertaining to moneys, properties, materials and supplies. The Controller shall have charge of the preparation of the financial budget, and such other powers and duties as are commonly incident to the office of controller of a corporation, subject at all times to the direction and control of the Board of Directors, the Chairman and the President.

        SECTION 5.12. ASSISTANT CONTROLLERS. Each of the Assistant Controllers shall have such powers and duties as may be prescribed by the Board of Directors or be delegated by the Chairman or the President. In the absence or disability of the Controller, the powers and duties of the Controller shall devolve upon such one of the Assistant Controllers as the Board of Directors, the Chairman or the President may designate, or, if there be but one Assistant Controller, then upon such Assistant Controller who shall thereupon have and exercise such powers and duties during such absence or disability of the Controller.

        SECTION 5.13. AUDITOR. The Auditor shall review and monitor the activities of the Corporation and its subsidiaries, including development of and compliance with policies and procedures, and shall in general perform all the duties incident to the office of auditor of a corporation, subject at all times to direction and control of the Board of Directors, the Chairman and the President.

        SECTION 5.14. ENVIRONMENTAL OFFICER AND COUNSEL. The Environmental Officer and Counsel shall supervise, review and monitor the environmental affairs of the Corporation and its subsidiaries, including the development of and compliance with policies and procedures, and shall in general perform all the duties incident to such an office, subject at all times to the direction and control of the Board of Directors, the Chairman and the President.

                                 ARTICLE VI.
                            CONDUCT OF BUSINESS.

        SECTION 6.1. CONTRACTS, DEEDS AND OTHER INSTRUMENTS. All agreements evidencing obligations of the Corporation, including but not limited to contracts, trust deeds, promissory notes, sight drafts, time drafts and letters of credit (including applications therefor), may be signed by any one of the Chairman, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, any Assistant Secretary, any other person authorized by a resolution of the Board of Directors, and any other person authorized by the Chairman, as evidenced by a written instrument of delegation. Any such authorization by the Board of Directors or the Chairman shall remain in effect until rescinded by action of the Board of Directors or (in the case of a delegation by the Chairman) by the Chairman and, where it identifies the authorized signatory by office rather than by name, shall not be rescinded solely by virtue of a change in the person holding that office or a temporary vacancy in that office.

        A certified copy of these By-Laws and/or any authorization given hereunder may be furnished as evidence of the authorities herein granted, and all persons shall be entitled to rely on such authorities in the case of a specific contract, conveyance or other transaction without the need of a resolution of the Board of Directors specifically authorizing the transaction involved.

        SECTION 6.2. CHECKS. Checks and other negotiable instruments for the disbursement of Corporation funds may be signed by any one of the Chairman, the President, any Vice President, the Treasurer, the Controller and the Secretary in such manner as shall from time to time be determined by resolution of the Board of Directors. Electronic or wire transfers to funds may be authorized by any officer of the Corporation who is authorized pursuant to this Section 6.2 to disburse Corporation funds by check or other negotiable instrument.

        SECTION 6.3. DEPOSITS. Securities, notes and other evidences of indebtedness shall be kept in such places, and deposits of checks, drafts and funds shall be made in such banks, trust companies or depositories, as shall be recommended and approved by any two of the Chairman, the President, any Vice President and the Treasurer.

        SECTION 6.4. VOTING OF STOCK. Unless otherwise ordered by the Board of Directors, the Chairman, the President or any Vice President shall have the power to execute and deliver on behalf of the Corporation proxies on stock owned by the Corporation appointing a person or persons to represent and vote such stock at any meeting of stockholders, with full power of substitution, and shall have power to alter or rescind such appointment. Unless otherwise ordered by the Board of Directors, the Chairman, the President or any Vice President shall have the power on behalf of the Corporation to attend and to act and vote at any meeting of stockholders of any corporation in which the Corporation holds stock and shall possess and may exercise any and all rights and powers incident to the ownership of such stock, which, as the owner thereof, the Corporation might have possessed and exercised if present. The Board may confer like powers upon any other person or persons.

        SECTION 6.5. TRANSFER OF STOCK. Such form of transfer or assignment customary or necessary to effect a transfer of stocks or other securities standing in the name of the Corporation shall be signed by the Chairman, the President, any Vice President or the Treasurer, and the Secretary or an Assistant Secretary shall sign as witness if required on the form. A corporation or person transferring any such stocks or other securities pursuant to a form of transfer or assignment so executed shall be fully protected and shall be under no duty to inquire whether the Board of Directors has taken action in respect thereof.

                                ARTICLE VII.
                   SHARE CERTIFICATES AND THEIR TRANSFER.

        SECTION 7.1. SHARE CERTIFICATES. Certificates for shares of the Corporation shall be signed by the Chairman, the President or any Vice President, and by the Secretary or any Assistant Secretary, and shall not be valid unless so signed. Such certificates shall be appropriately numbered and contain the name of the registered holder, the number of shares and the date of issue. If such certificate is countersigned (a) by a transfer agent other than the Corporation or its employee, or (b) by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile.

        In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he, she or it were such officer, transfer agent, or registrar at the date of issue.

        SECTION 7.2. TRANSFER OF SHARES. Upon surrender to the Corporation or a transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation and such transfer agent to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction. No certificate shall be issued in exchange for any certificate until the former certificate for the same number of shares of the same class and series shall have been surrendered and cancelled, except as provided in Section 7.4.

        SECTION 7.3. REGULATIONS. The Board of Directors shall have authority to make rules and regulations concerning the issue, transfer and registration of certificates for shares of the Corporation.

        SECTION 7.4. LOST, STOLEN AND DESTROYED CERTIFICATES. The Corporation may issue a new certificate or certificates for shares in place of any issued certificate alleged to have been lost, stolen or destroyed upon such terms and conditions as the Board of Directors may prescribe.

        SECTION 7.5. REGISTERED SHAREHOLDERS. The Corporation shall be entitled to treat the holder of record (according to the books of the Corporation) of any share or shares as the holder in fact thereof and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other party whether or not the Corporation shall have express or other notice thereof, except as expressly provided by law.

        SECTION 7.6. TRANSFER AGENTS AND REGISTRARS. The Board of Directors may from time to time appoint a transfer agent and a registrar in one or more cities, may require all certificates evidencing shares of the Corporation to bear the signatures of a transfer agent and a registrar, may provide that such certificates shall be transferable in more than one city, and may provide for the functions of transfer agent and registrar to be combined in one agency.

                                ARTICLE VIII.
                              INDEMNIFICATION.

        SECTION 8.1. LITIGATION BROUGHT BY THIRD PARTIES. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, formal or informal (other than an action by or in the right of the Corporation) (an "Action") by reasons of the fact that he or she is or was a director, officer, employee or agent of the Corporation (a "Corporate Person"), or is or was serving at the request of the Corporation as a director, officer, employee, agent, partner, trustee or member or in another authorized capacity (collectively, an "Authorized Capacity") of or for another corporation, unincorporated association, business trust, partnership, joint venture, trust, individual or other legal entity, whether or not organized or formed for profit (collectively, "Another Entity"), against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such Action ("Expenses") if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any Action by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, that the person had reasonable cause to believe his or her conduct was unlawful.

        SECTION 8.2. LITIGATION BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a Corporate Person, or is or was serving at the request of the Corporation in an Authorized Capacity of or for Another Entity against Expenses actually and reasonably incurred by him or her in connection with that defense or settlement of such action if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for willful negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that a court of equity or the court in which such action was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court of equity or other court shall deem proper.

        SECTION 8.3. SUCCESSFUL DEFENSE. To the extent that a person who is or was a Corporate Person or is or was serving in an Authorized Capacity of Another Entity at the request of the Corporation and has been successful on the merits or otherwise in defense of any action, referred to in Section 8.1 or 8.2 of this Article, or in defense of any claim, issue or matter therein, he or she shall be indemnified against Expenses actually and reasonably incurred by him or her in connection therewith.

        SECTION 8.4  DETERMINATION OF CONDUCT.  Any indemnification under
   Section 8.1 or 8.2 of this Article (unless ordered by a court) shall be made by the Corporation only upon a determination that indemnification of the person is proper in the circumstances because he or she has met the applicable standard of conduct set forth in said
   Section 8.1 or 8.2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors not at the time parties to such action, suit or proceeding, or (b) if a quorum cannot be obtained, by a majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate) consisting of two or more directors not at the time parties to such action, suit or proceeding, or (c) by special legal counsel, or (d) by the shareholders; provided, however, that shares owned by or voted under the control of persons who are at the time parties to such action, suit or proceeding may not be voted on the determination.

        SECTION 8.5. ADVANCE PAYMENT. The Corporation shall advance Expenses reasonably incurred by any Corporate Person in any Action in advance of the final disposition thereof upon the undertaking of such party to repay the advance unless it is ultimately determined that such party is entitled to indemnification hereunder, if (a) the indemnitee furnishes the Corporation a written affirmation of his or her good faith belief that he or she has satisfied the standard of conduct in Section 8.1 or 8.2 and (b) a determination is made by those making the decision pursuant to Section 8.4 that the facts then known would not preclude indemnification under these By-Laws.

        SECTION 8.6. BY-LAW NOT EXCLUSIVE. The indemnification provided by this Article 8 shall not be deemed exclusive of any other rights to which any person may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        SECTION 8.7. INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Corporate Person or is or was serving at the request of the Corporation in an Authorized Capacity of or for Another Entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article 8 or the Indiana Business Corporation Law.

        SECTION 8.8. EFFECT OF INVALIDITY. The invalidity or unenforceability of any provision of this Article 8 shall not affect the validity or enforceability of the remaining provisions of this
   Article 8.

        SECTION 8.9.  DEFINITION OF CORPORATION.  For purposes of this
   Article 8, references to "the Corporation" shall include, in addition to the surviving or resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger.

        SECTION 8.10. CHANGE IN LAW. Notwithstanding the foregoing provisions of Article 8, the Corporation shall indemnify any person who is or was a Corporate Person or is or was serving at the request of the Corporation in an Authorized Capacity of or for Another Entity to the full extent permitted by the Indiana Business Corporation Law or by any other applicable law, as may from time to time be in effect.

                                 ARTICLE IX.
                                  GENERAL.

        SECTION 9.1. FISCAL YEAR. The fiscal year of the Corporation shall begin on the 1st day of January and end on the 31st day of December in each year.

        SECTION 9.2. CORPORATE SEAL. The corporate seal shall be circular in form and shall have inscribed thereon the words "NiSource Inc. - Corporate Seal - Indiana."

        SECTION 9.3. AMENDMENTS. These By-Laws may be altered, amended or repealed in whole or in part, and new By-Laws may be adopted, at any annual, regular or special meeting of the Board of Directors by the affirmative vote of a majority of a quorum of the Board of Directors.

        SECTION 9.4. DIVIDENDS. Subject to any provisions of any applicable statute or of the Articles of Incorporation, dividends may be declared upon the capital stock of the Corporation by the Board of

   Directors at any regular or special meeting thereof; and such dividends may be paid in cash, property or shares of the Corporation.

        SECTION 9.5. CONTROL SHARES. The Terms "control shares" and "control share acquisition" used in this Section 9.5 shall have the meanings set forth in Indiana Business Corporation Law Section 23-1-42-1, ET SEQ. (the "Act"). Control shares of the Corporation acquired in a control share acquisition shall have only such voting rights as are conferred by the Act.

        Control shares of the Corporation acquired in a control share acquisition with respect to which the acquiring person has not filed with the Corporation the Statement required by the Act may, at any time during the period ending sixty days after the last acquisition of control shares by the acquiring person, be redeemed by the Corporation at the fair value thereof pursuant to procedures authorized by a resolution of the Board of Directors. Such authority may be exercised generally or confined to specific instances.

        Control shares of the Corporation acquired in a control share acquisition with respect to which the acquiring person was not granted full voting rights by the shareholders as provided in the Act may, at any time after the shareholder vote required by the Act, be redeemed by the Corporation at the fair value thereof pursuant to procedures authorized by a resolution of the Board of Directors. Such authority may be exercised generally or confined to specific instances.

                                                              EXHIBIT A-5
                                                              -----------

                        CERTIFICATE OF INCORPORATION

                                     of

                            CEG ACQUISITION CORP.

             The undersigned, in order to form a corporation for the purpose hereinafter stated, under and pursuant to the provisions of the Delaware General Corporation Law, hereby certifies that:

             FIRST: The name of the corporation is CEG Acquisition Corp. (hereinafter called the "Corporation").

             SECOND: The registered office and registered agent of the Corporation is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

             THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

             FOURTH: The total number of shares of stock that the Corporation is authorized to issue is 1,000 shares of Common Stock, par value $.0l each.

             FIFTH:  The name and address of the incorporator is Andrew
   W. Smith, 425 Lexington Avenue, New York City, New York 10017.

             SIXTH:

             (1) To the fullest extent permitted by the laws of the State of Delaware:

             (a) The Corporation shall indemnify any person (and such person's heirs, executors or administrators) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (brought in the right of the Corporation or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise, for and against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify a person





                                                                        2

        described in such sentence in connection with any action, suit or proceeding (or part thereof) commenced by such person only if the commencement of such action, suit or proceeding (or part thereof) by such person was authorized by the Board of Directors of the Corporation. The Corporation may indemnify any person (and such person's heirs, executors or administrators) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (brought in the right of the Corporation or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise, for and against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals.

             (b) The Corporation shall promptly pay expenses incurred by any person described in the first sentence of subsection (a) of this Article Sixth, Section (1) in defending any action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, including appeals, upon presentation of appropriate documentation.

             (c) The Corporation may purchase and maintain insurance on behalf of any person described in subsection (a) of this Article Sixth, Section (1) against any liability asserted against such person, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article Sixth, Section (1) or otherwise.

             (d) The provisions of this Article Sixth, Section (1) shall be applicable to all actions, claims, suits or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after its adoption. The provisions of this Article Sixth, Section (1) shall be deemed to be a contract between the Corporation and each director or officer who serves in such capacity at any time while this Article Sixth, Section (1) and the relevant provisions of the laws of the State of Delaware and other applicable law, if any, are in effect, and any repeal or modification hereof shall not affect any rights or obligations then existing with respect to any state of facts or any action, suit or proceeding then or theretofore existing, or any action, suit or proceeding thereafter brought or threatened based in whole or in part on any such state of facts. If any provision of this Article Sixth, Section (1) shall be found to be invalid or limited in application by reason of any law or regulation, it shall not





                                                                        3

        affect the validity of the remaining provisions hereof. The rights of indemnification provided in this Article Sixth, Section
        (1) shall neither be exclusive of, nor be deemed in limitation of, any rights to which an officer, director, employee or agent may otherwise be entitled or permitted by contract, this Certificate of Incorporation, vote of stockholders or directors or otherwise, or as a matter of law, both as to actions in such person's official capacity and actions in any other capacity while holding such office, it being the policy of the Corporation that indemnification of any person whom the Corporation is obligated to indemnify pursuant to the first sentence of subsection (a) of this Article Sixth, Section (1) shall be made to the fullest extent permitted by law.

             (e) For purposes of this Article Sixth, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries.

             (2) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

             SEVENTH: The Board of Directors of the Corporation, acting by majority vote, may alter, amend or repeal the By-Laws of the Corporation.


             IN WITNESS WHEREOF, the undersigned has signed this Certificate of Incorporation on June 21, 1999.


                                      /s/ Andrew W. Smith
                                      ----------------------------------
                                          Andrew W. Smith
                                          Sole Incorporator





                                                              EXHIBIT A-6
                                                              -----------

                                   BY-LAWS

                                     OF

                            CEG ACQUISITION CORP.
                               ===============

                          (A Delaware corporation)




                                 ARTICLE 1
                          OFFICES; REGISTERED AGENT

        SECTION 1.1 REGISTERED OFFICE AND AGENT. The Corporation shall maintain in the State of Delaware a registered office and a registered agent whose business office is identical with such registered office.

        SECTION 1.2 PRINCIPAL BUSINESS OFFICE. The Corporation shall have its principal business office at such location within or without the State of Delaware as the board of directors may from time to time determine.


                                  ARTICLE 2
                                STOCKHOLDERS

        SECTION 2.1 ANNUAL MEETINGS. Annual meetings of the stockholders for the purpose of electing directors, and for the transaction of such other business as may properly come before the meeting, shall be held at a time and place to be set by the consent of the stockholders of the Corporation, on the second Wednesday in the month of April.

        SECTION 2.2 SPECIAL MEETINGS. Special meetings of the stockholders for any purpose or purposes may be called by the chairman, the board of directors or by the president.

        SECTION 2.3 PLACE OF MEETINGS. The board of directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting called by the board of directors, but if no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal business office of the Corporation; provided, however, that for any meeting of the stockholders for which a waiver of notice designating a place is signed by all of the stockholders, then that shall be the place for the holding of such meeting.





        SECTION 2.4 NOTICE OF MEETINGS. Written or printed notice stating the place, date and hour of the meeting of the stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder of record entitled to vote at the meeting, not less than 10 nor more than 60 days before the date of the meeting, or in the case of a meeting called for the purpose of acting upon a merger or consolidation not less than 20 nor more than 60 days before the meeting. Such notice shall be given by or at the direction of the secretary. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at his or her address as it appears on the records of the corporation, with postage thereon prepaid. If delivered (rather than mailed) to such address, such notice shall be deemed to be given when so delivered.

             When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days or unless a new record date is fixed for the adjourned meeting.

        SECTION 2.5 QUORUM AND VOTE REQUIRED FOR ACTION. Except as may otherwise be provided in the certificate of incorporation of the Corporation, the holders of the stock of the Corporation having a majority of the total votes which all of the outstanding stock of the Corporation would be entitled to cast at the meeting, when present in person or by proxy, shall constitute a quorum at any meeting of the stockholders. Unless a different number of votes is required by statute or the certificate of incorporation of the Corporation, in all matters submitted to a meeting of stockholders, if a quorum is present at any meeting of the stockholders, a majority of the votes entitled to be cast by those stockholders present in person or by proxy shall be the act of the stockholders.

        SECTION 2.6 PROXIES. Each stockholder entitled to vote at a meeting of the stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no proxy shall be valid after eleven months from its date unless otherwise provided in the proxy. Such proxy shall be in writing and shall be filed with the secretary of the Corporation before or at the time of the meeting or the giving of such written consent, as the case may be.

        SECTION 2.7    VOTING OF SHARES.  Each stockholder of the
   Corporation shall be entitled to such vote (in person or by proxy) for each share of stock having voting power held of record by such stockholder as shall be provided in the certificate of incorporation of the Corporation or, absent provision therein fixing or denying voting rights, shall be entitled to one vote per share.

        SECTION 2.8 INFORMAL ACTION. Any corporate action upon which a vote of stockholders is required or permitted may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in the manner required by law at its registered office within the State of Delaware or at its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered, as aforesaid, written consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner required by law at its registered office within the State of Delaware or at its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

                                  ARTICLE 3
                                  DIRECTORS

        SECTION 3.1 POWERS. The business and affairs of the Corporation shall be managed under the direction of its board of directors which may do all such lawful acts and things as are not by statute or by the certificate of incorporation of the Corporation or by these by-laws directed or required to be exercised or done by the stockholders.

        SECTION 3.2    NUMBER, ELECTION, TERM OF OFFICE AND QUALI-
   FICATIONS. The board of directors shall consist of two members, who shall be elected at the annual meeting of the stockholders, except as provided in Section 3.3, and each director elected shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal in a manner permitted by statute or these by-laws. Directors need not be stockholders.

        SECTION 3.3. VACANCIES. Vacancies occurring in the board of directors and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and any director so chosen shall hold office until the next annual election of directors and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal in a manner permitted by statute or these by-laws. If the vote of the remaining directors then in office shall result in a tie, the vacancy shall be filled by shareholders at the annual meeting or a special meeting called for the purpose.

        SECTION 3.4 REGULAR MEETINGS. A regular meeting of the board of directors shall be held immediately following the close of, and at the same place as, each annual meeting of stockholders. No notice of any such meeting, other than this by-law, shall be necessary in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not held at such time and place, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors or as shall be specified in a written waiver signed by all of the directors. The board of directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

        SECTION 3.5 SPECIAL MEETINGS. Special meetings of the board may be called by the president or any director. The person or persons calling a special meeting of the board shall fix the time and place at which the meeting shall be held and such time and place shall be specified in the notice of such meeting.

        SECTION 3.6 NOTICE. Notice of any special meeting of the board of directors shall be given at least two days previous thereto by written notice to each director at his or her business address or such other address as he or she may have advised the secretary of the Corporation to use for such purpose. If delivered, such notice shall be deemed to be given when delivered to such address or to the person to be notified. If mailed, such notice shall be deemed to be given two business days after deposit in the United States mail so addressed, with postage thereon prepaid. If given by facsimile transmission (as evidenced by facsimile confirmation of transmission), such notice shall be deemed to be given when actually received by the director to be notified. Such notice may also be given by telephone or other means not specified herein, and in each such case shall be deemed to be given when actually received by the director to be notified. Notice of any meeting of the board of directors shall set forth the time and place of the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the board of directors (regular or special) need be specified in the notice or waiver of notice of such meeting.

        SECTION 3.7 WAIVER OF NOTICE. A written waiver of notice, signed by a director entitled to notice of a meeting of the board of directors or of a committee of such board of which the director is a member, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice to that director. Attendance of a director at a meeting of the board of directors or of a committee of such board of which the director is a member shall constitute a waiver of notice of such meeting except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

        SECTION 3.8 QUORUM AND VOTE REQUIRED FOR ACTION. At all meetings of the board of directors, a majority of the total number of directors fixed by these by-laws shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors except as may be otherwise specifically provided by statute, the certificate of incorporation of the Corporation or these by-laws. If a quorum shall not be present at any meeting of the board of directors, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

        SECTION 3.9 ATTENDANCE BY CONFERENCE TELEPHONE. Members of the board of directors or any committee designated by the board may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting.

        SECTION 3.10 PRESUMPTION OF ASSENT. A director of the Corporation who is present at a duly convened meeting of the board of directors at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered or certified mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

        SECTION 3.11 INFORMAL ACTION. Unless otherwise restricted by statute, the certificate of incorporation of the Corporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if a written consent thereto is signed by all the directors or by all the members of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the board of directors or of such committee.

        SECTION 3.12 COMPENSATION. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and at each meeting of a committee of the board of directors of which they are members. The board of directors, irrespective of any personal interest of any of its members, shall have authority to fix compensation of all directors for services to the Corporation as directors, officers or otherwise.

        SECTION 3.13 REMOVAL. Any director or the entire board of directors may be removed by the stockholders, with or without cause, by a majority of the votes entitled to be cast at an election of directors.

        SECTION 3.14 COMMITTEE OF DIRECTORS. The board of directors may, by resolution adopted by a majority of the whole board, designate one or more committees, including without limitation an Executive Committee, to have and exercise such power and authority as the board of directors shall specify. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another director to act at the meeting in place of any such absent or disqualified member.

        SECTION 3.15 COMMITTEE RECORDS. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.


                                  ARTICLE 4
                                  OFFICERS

        SECTION 4.1 DESIGNATION; NUMBER; ELECTION. The board of directors, at its initial meeting and thereafter at its first regular meeting after each annual meeting of stockholders, shall choose the officers of the Corporation. Such officers shall be a chairman, a president, one or more vice presidents, a secretary and such other additional officers with such titles as the board of directors may choose. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board. Any two or more offices may be held by the same person. Except as provided in Article 5, election or appointment as an officer shall not of itself create contract rights.

        SECTION 4.2 SALARIES. The salaries of all officers and agents of the Corporation chosen by the board of directors shall be fixed by the board of directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

        SECTION 4.3 TERM OF OFFICE; REMOVAL; VACANCIES. Each officer of the Corporation chosen by the board of directors shall hold office until the next annual appointment of officers by the board of directors and until his or her successor is appointed and qualified, or until his or her earlier death, resignation or removal in the manner hereinafter provided. Any officer or agent chosen by the board of directors may be removed at any time by the board of directors whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any vacancy occurring in any office of the Corporation at any time or any new offices may be filled by the board of directors for the unexpired portion of the term.

        SECTION 4.4 CHAIRMAN. The chairman of the board shall, if present, preside at all meetings of the board of directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the board of directors.

        SECTION 4.5 PRESIDENT. The president shall be the chief executive officer of the Corporation and, subject to the direction and control of the board of directors, shall be in charge of the business of the Corporation. In general, the president shall discharge all duties incident to the principal executive office of the Corporation and such other duties as may be prescribed by the board of directors from time to time. Without limiting the generality of the foregoing, the president shall see that the resolutions and directions of the board of directors are carried into effect except in those instances in which that responsibility is specifically assigned to some other person by the board of directors; shall preside at all meetings of the stockholders and, if he or she is a director of the Corporation, of the board of directors; and, except in those instances in which the authority to execute is expressly delegated to another officer or agent of the Corporation or a different mode of execution is expressly prescribed by the board of directors, may execute for the Corporation certificates for its shares of stock (the issue of which shall have been authorized by the board of directors), and any contracts, deeds, mortgages, bonds, or other instruments which the board of directors has authorized, and may (without previous authorization by the board of directors) execute such contracts and other instruments as the conduct of the Corporation's business in its ordinary course requires, and may accomplish such execution in each case either under or without the seal of the Corporation and either individually or with the secretary, any assistant secretary, or any other officer thereunto authorized by the board of directors, according to the requirements of the form of the instrument. The president may vote all securities which the Corporation is entitled to vote except as and to the extent such authority shall be vested in a different officer or agent of the Corporation by the board of directors.

        SECTION 4.6 VICE PRESIDENTS. The vice president (and, in the event there is more than one vice president, each of the vice presidents) shall render such assistance to the president in the discharge of his or her duties as the president may direct and shall perform such other duties as from time to time may be assigned by the president or by the board of directors. In the absence of the president or in the event of his or her inability or refusal to act, the vice president (or in the event there may be more than one vice president, the vice presidents in the order designated by the board of directors, or by the president if the board of directors has not made such a designation, or in the absence of any designation, then in the order of seniority of tenure as vice president) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Except in those instances in which the authority to execute is expressly delegated to another officer or agent of the Corporation or a different mode of execution is expressly prescribed by the board of directors or these by-laws, the vice president (or each of them if there are more than one) may execute for the Corporation certificates for its shares of stock (the issue of which shall have been authorized by the board of directors), and any contracts, deeds, mortgages, bonds or other instruments which the board of directors has authorized, and may (without previous authorization by the board of directors) execute such contracts and other instruments as the conduct of the Corporation's business in its ordinary course requires, and may accomplish such execution in each case either under or without the seal of the Corporation and either individually or with the secretary, any assistant secretary, or any other officer thereunto authorized by the board of directors, according to the requirements of the form of the instrument.

        SECTION 4.7 SECRETARY. The secretary shall perform all duties incident to the office of secretary and such other duties as from time to time may be assigned by the board of directors or president. Without limiting the generality of the foregoing, the secretary shall
   (a) record the minutes of the meetings of the stockholders and the board of directors in one or more books provided for that purpose and shall include in such books the actions by written consent of the stockholders and the board of directors; (b) see that all notices are duly given in accordance with the provisions of these by-laws or as required by statute; (c) be the custodian of the corporate records and the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) sign with the president, or a vice president, or any other officer thereunto authorized by the board of directors, certificates for shares of stock of the Corporation (the issue of which shall have been authorized by the board of directors), and any contracts, deeds, mortgages, bonds, or other instruments which the board of directors has authorized, and may (without previous authorization by the board of directors) sign with such other officers as aforesaid such contracts and other instruments as the conduct of the Corporation's business in its ordinary course requires, in each case according to the requirements of the form of the instrument, except when a different mode of execution is expressly prescribed by the board of directors; and (f) have general charge of the stock transfer books of the Corporation.

                                  ARTICLE 5
                               INDEMNIFICATION

        SECTION 5.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Corporation shall, to the fullest extent to which it is empowered to do so by the General Corporation Law of Delaware or any other applicable laws, as may from time to time be in effect, indemnify any person (and such person's heirs, executors or administrators) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Corporation), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise, for and against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals.

        SECTION 5.2 ADVANCEMENT OF EXPENSES. Expenses (including attorneys' fees) incurred by an officer or director of the Corporation in defending a civil, criminal, administrative or investigative action, suit or proceeding, including appeals, shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall be ultimately determined that he or she is not entitled to be indemnified as authorized by the General Corporation Law of Delaware, as amended.

        SECTION 5.3 CONTRACT WITH THE CORPORATION. The provisions of this Article 5 shall be deemed to be a contract between the Corporation and each person who serves as such officer or director in any such capacity at any time while this Article and the relevant provisions of the General Corporation Law of Delaware, as amended, or other applicable laws, if any, are in effect, and any repeal or modification of any such law or of this Article 5 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

        SECTION 5.4 INDEMNIFICATION OF EMPLOYEES AND AGENTS. Persons who are not covered by the foregoing provisions of this Article 5 and who are or were employees or agents of the Corporation, or are or were serving at the request of the Corporation as employees or agents of another Corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the board of directors.

        SECTION 5.5 OTHER RIGHTS OF INDEMNIFICATION. The indemnification and the advancement of expenses provided or permitted by this Article 5 shall not be deemed exclusive of, nor deemed in limitation of any other rights to which those indemnified may be entitled by the certificate of incorporation of the Corporation, vote of stockholders or directors, by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

                                  ARTICLE 6
                     LIMITATION ON DIRECTOR'S LIABILITY

             The personal liability for monetary damages to the Corporation or its stockholders of a person who serves as a director of the Corporation shall be limited if and to the extent provided at the time in the certificate of incorporation of the Corporation, as then amended.

                                  ARTICLE 7
                  CERTIFICATES OF STOCK AND THEIR TRANSFER

        SECTION 7.1 FORM AND EXECUTION OF CERTIFICATES. Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of, the Corporation by the president or a vice president and by the secretary of the Corporation, certifying the number of shares owned. Such certificates shall be in such form as may be determined by the board of directors. During any period while more than one class of stock of the Corporation is authorized there will be set forth on the face or back of the certificates which the Corporation shall issue to represent each class or series of stock a statement that the Corporation will furnish, without charge to each stockholder who so requests, the designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. In case any officer, transfer agent or registrar of the Corporation who has signed, or whose facsimile signature has been placed upon, any such certificate shall have ceased to be such officer, transfer agent or registrar of the Corporation before such certificate is issued by the Corporation, such certificate may nevertheless be issued and delivered by the Corporation with the same effect as if the officer, transfer agent or registrar who signed, or whose facsimile signature was placed upon, such certificate had not ceased to be such officer, transfer agent or registrar of the Corporation.

        SECTION 7.2 REPLACEMENT CERTIFICATES. The board of directors may direct a new certificate to be issued in place of any certificate evidencing shares of stock of the Corporation theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and may require such owner to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed. The board of directors may delegate its authority to direct the issuance of replacement stock certificates to the transfer agent or agents of the Corporation upon such conditions precedent as may be prescribed by the board.

        SECTION 7.3 TRANSFERS OF STOCK. Subject to the terms and conditions of any written agreement between the stockholders regarding restrictions on the transfer of stock of the Corporation, upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares of stock of the Corporation duly endorsed or accompanied by proper evidence of succession, assignment, or other authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books, provided the Corporation or a transfer agent of the Corporation shall not have received a notification of adverse interest and that the conditions of
   Section 8-401 of Title 6 of the Delaware Code have been met.

        SECTION 7.4 REGISTERED STOCKHOLDERS. The Corporation shall be entitled to treat the holder of record (according to the books of the Corporation) of any share or shares of its stock as the holder in fact thereof and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other party whether or not the Corporation shall have express or other notice thereof, except as expressly provided by the laws of the State of Delaware.

                                  ARTICLE 8
                    CONTRACTS, LOANS, CHECKS AND DEPOSITS

        SECTION 8.1 CONTRACTS. The board of directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; provided, however, that this Section 8.1 shall not be a limitation on the powers of office granted under
   Article 4 of these by-laws.

        SECTION 8.2 LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

        SECTION 8.3 CHECKS, DRAFTS AND OTHER INSTRUMENTS. All checks, drafts or other orders for the payment of money and all notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers or such agent or agents of the Corporation and in such manner as from time to time may be determined by the resolution of the board of directors or by an officer or officers of the Corporation designated by the board of directors to make such determination.

        SECTION 8.4 DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the board of directors, or an officer or officers designated by the board of directors, may select.

                                  ARTICLE 9
                          MISCELLANEOUS PROVISIONS

        SECTION 9.1 FISCAL YEAR. The fiscal year of the Corporation shall begin at the beginning of the first day of January and end at the close of last day of December next succeeding.

        SECTION 9.2 DIVIDENDS. Subject to any provisions of any applicable statute or of the certificate of incorporation, dividends may be declared upon the capital stock of the Corporation by the board of directors at any regular or special meeting thereof; and such dividends may be paid in cash, property or shares of stock of the Corporation.

        SECTION 9.3 RESERVES. Before payment of any dividends, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the board of directors from time to time, in its discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the board of directors shall determine to be conducive to the interests of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

        SECTION 9.4 VOTING STOCK OF OTHER CORPORATIONS. In the absence of specific action by the board of directors, the president shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the securities of other corporations, both domestic and foreign, held by the Corporation.

        SECTION 9.5 SEVERABILITY. If any provision of these by-laws, or its application thereof to any person or circumstances, is held invalid, the remainder of these by-laws and the application of such provision to other persons or circumstances shall not be affected thereby.

        SECTION 9.6 AMENDMENT. These by-laws may be amended or repealed, or new by-laws may be adopted, by the board of directors of the Corporation. These by-laws may also be amended or repealed, or new by-laws may be adopted, by action taken by the stockholders of the Corporation.

                                                              EXHIBIT H-1
                                                              -----------

                           UNITED STATE OF AMERICA
                                 before the
                     SECURITIES AND EXCHANGE COMMISSION


   Public Utility Holding Company Act of 1935
   Release No.         /              , 1999

   In the Matter of:                       )
                                           )
   NiSource Inc. and CEG Acquisition Corp. )
   801 East 86th Avenue                    )
   Merrillville, Indiana 46410             )
                                           )
   (70-          )                         )


        CEG Acquisition Corp. ("Acquisition Corp."), a Delaware corporation and a wholly owned subsidiary of NiSource Inc., an Indiana corporation whose principal executive offices are located at 801 East 86th Avenue, Merrillville, Indiana 46410 ("NiSource"), and NiSource have filed an Application/Declaration under Sections 4, 5, 8, 9(a), 10, 11(b), 13 and 21 of the Public Utility Holding Company Act of 1935 as amended ("Act") and Rules 51, 80-91, 93 and 94 thereunder.

             On June 25, 1999, Acquisition Corp. commenced a tender offer pursuant to the Securities Exchange Act of 1934 to purchase all of the outstanding shares of common stock of Columbia Energy Corp. ("Columbia"), at $68 per share, in cash, on the terms and subject to the conditions set forth in Acquisition Corp.'s Offer to Purchase and Related Letter of Transmittal (the "Offer"). The Offer initially expired on August 6, 1999. At that time, Columbia shareholders tendered 49,638,497 shares of stock pursuant to the Offer which represents over 60% of Columbia's outstanding common shares. Due to the Offer's initial success, NiSource extended the Offer until midnight October 15, 1999. The acquisition by Acquisition Corp. of the stock of Columbia and the subsequent merger of these companies is referred to as the "Transaction."

             The purpose of the Offer and the Transaction is to enable NiSource to acquire control of, and the entire equity interest in, Columbia. The terms of the Offer comply with the provisions of Rule
   51. The Offer is conditioned on, among other things, approval under the Act. No fees are payable with respect to the Offer; no indemnity is provided for market or investment risk; no transfers of tendered shares will be made by Acquisition Corp.; and tendered shares may be withdrawn under the circumstances contemplated by Rule 51. Upon acquisition of the shares of Columbia common stock, and after necessary approvals under the Act, NiSource and Acquisition Corp. will each register as a holding company pursuant to Section 5 of the Act.





             Pursuant to Sections 9(a)(2) and 10 of the Act, NiSource and Acquisition Corp. request authorization and approval of the Commission
   (i) to acquire, pursuant to the Offer and the Transaction, all of the issued and outstanding common stock of Columbia, and indirectly, all of the outstanding voting securities of the direct and indirect subsidiaries of Columbia and (ii) for the subsequent merger of Acquisition Corp. and Columbia. Approval is also requested for the retention of NiSource's electric utility operations, the retention of the non-utility businesses of NiSource and Columbia and for the provision of services to the resulting direct or indirect subsidiaries of NiSource by a service company subsidiary of NiSource under Section 13 of the Act and the rules promulgated thereunder.

             NiSource and Acquisition Corp. believe that the Transaction will provide important strategic and financial benefits to NiSource's shareholders and the shareholders of Columbia, as well as to their respective employees and customers and the communities in which they provide public utility service. Among other things, NiSource believes that the Transaction will provide benefits in the form of an enhanced ability to take advantage of future strategic opportunities in the increasingly competitive and rapidly evolving markets for energy and energy services in the United States. Further, NiSource believes that, following the Transaction, the combined companies will be better positioned to take advantage of operating economies and efficiencies through, among other measures, joint management and optimization of their respective portfolios of gas supply, transportation and storage assets. The combination of Columbia's gas utilities with NiSource's electric utility operations will enhance the competitive position of Columbia's gas utilities as the convergence of the utility/energy business continues to accelerate.

             NiSource Capital Markets Inc. ("Capital Markets"), a wholly owned subsidiary of NiSource, will issue notes due 364 days after issuance in the approximate amount of, but not to exceed, $6 billion ("Tender Notes") to a consortium of banks in order to obtain funds necessary for the acquisition of the stock of Columbia pursuant to the Offer. These notes will be refinanced with longer-term financing that will include the issuance of equity. Prior to completion of the Transaction, NiSource will file one or more additional Application/Declarations under the Act with respect to the ongoing financing activities, non-utility businesses, other investments of, and other matters pertaining to, the combined company after giving effect to the Transaction and the registration of NiSource and Acquisition Corp. as holding companies. Among the transactions included in such filings will be NiSource's issuance of common stock and other securities to refinance the Tender Notes.

             NiSource, formerly NIPSCO Industries, Inc., is currently an exempt holding company pursuant to Section 3(a)(1) of the Act that owns five public utility companies: Northern Indiana Public Service Company ("Northern Indiana"), Kokomo Gas and Fuel Company ("Kokomo Gas"), Northern Indiana Fuel and Light Company, Inc. ("NIFL"), Bay

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   State Gas Company ("Bay State") and Northern Utilities, Inc.
   ("Northern"). Northern Indiana is a combination gas and electric utility that distributes gas to approximately 673,300 customers and transmits and sells electricity to 421,000 customers in a service territory of about 12,000 square miles in the northern part of Indiana. Kokomo Gas supplies natural gas to approximately 34,200 retail customers in a six county area of north central Indiana having a population of approximately 100,000. NIFL supplies natural gas to approximately 34,800 retail customers in five counties in the northeast corner of Indiana having a population of approximately 66,700. These three Indiana operating utility subsidiaries of NiSource are subject to regulation by the Indiana Utility Regulatory Commission as to rates, service and other matters.

             Bay State provides gas service to approximately 266,570 residential, commercial and industrial customers in three separate areas of Massachusetts covering approximately 1,344 square miles and having a combined population of approximately 1,340,000. Bay State is subject to regulation by the Massachusetts Department of Telecommunications and Energy as to rates, service and other matters. Northern provides gas service to approximately 46,460 residential, commercial and industrial customers in an area of approximately 808 square miles in New Hampshire and Maine having a population of approximately 450,000. Northern is subject to regulation by the New Hampshire Public Utilities Commission and the Maine Public Utilities Commission as to rates, service and other matters.

             NiSource owns non-utility subsidiaries engaged in the following activities: (i) natural gas pipeline, storage and gathering,
   (ii) oil and gas exploration and production, (iii) energy marketing,
   (iv) energy-related projects, (v) energy management services, (vi) HVAC services, (vii) customer information services, (viii) water utilities, (ix) waste water treatment, (x) utility related services,
   (xi) financing and (xii) real estate investments.

             For the twelve months ended June 30, 1999, the gas and electric public utility subsidiaries of NiSource reported segment profit of $237.8 million ($47.0 million gas and $190.8 million electric) on combined operating gas and electric utility revenues of approximately $2.73 billion. Gas sales (including transportation service) accounted for approximately 53% and electric sales accounted for approximately 47% of NiSource's gross utility revenues. Consolidated assets of NiSource and its subsidiaries as of June 30, 1999, were approximately $6.4 billion, consisting of $4.1 billion in net gas and electric utility plant ($1.8 gas and $2.3 electric) and associated facilities and $2.3 billion in net non-utility plant and other non-utility assets.

             Columbia, formerly The Columbia Gas System, Inc., is currently a registered holding company which owns five natural gas distribution utilities: Columbia Gas of Kentucky, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of

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   Pennsylvania, Inc. and Columbia Gas of Virginia, Inc.  Columbia's
   distribution utilities provide natural gas service to nearly 2.1 million residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. The distribution utilities are subject respectively to regulation by the Kentucky Public Service Commission, Maryland Public Service Commission, Public Utilities Commission of Ohio, Pennsylvania Public Utility Commission and the Virginia State Corporation Commission as to rates, service and other matters.

             Columbia also owns non-utility subsidiaries engaged in the following activities: (i) natural gas transportation and storage, (ii) oil and natural gas exploration and production, (iii) energy marketing, (iv) propane, petroleum and liquefied natural gas sales,
   (v) development, ownership and operation of natural gas-fired cogeneration plants and (vi) telecommunication service.

        The Application/Declaration and any amendments thereto are available for public inspection through the Commission s Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ________, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on NiSource at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the manner. After ________, 1999, the Application/Declaration, as filed or as it may be amended, may be permitted to become effective.

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.




















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